Exhibit 2.1
AGREEMENT AND PLAN OF MERGER
by and among
KEY ENERGY SERVICES, INC.,
KEY MERGER SUB I LLC
and
KEY MERGER SUB II LLC,
as the Buyer Parties
and
EDGE OILFIELD SERVICES, L.L.C.,
SUMMIT OILFIELD SERVICES, L.L.C.,
THE EDGE HOLDERS
and
THE SUMMIT HOLDERS,
as the Seller Parties
July 13, 2011

i

Schedules
Schedule 2.2(a)(vii) — Change of Control Payments
Schedule 5.2(a) — Consents
Schedule 5.3 — Record and Beneficial Owners of Acquired Interests
Schedule 5.5 — Legal Proceedings
Schedule 5.6 — Brokers’ Fees
Schedule 6.2(a) — Acquired Company Approvals
Schedule 6.5(a) — Interests in Acquired Companies
Schedule 6.5(b) — Contracts Regarding Interests in Acquired Companies
Schedule 6.6 — Absence of Changes
Schedule 6.7 — Affiliate Transactions
Schedule 6.8 — Real Property
Schedule 6.9 — Personal Property
Schedule 6.10 — Legal Compliance; Permits
Schedule 6.11(a) — Scheduled Contracts
Schedule 6.11(b) — Enforceability of Scheduled Contracts
Schedule 6.12 — Intellectual Property
Schedule 6.13 — Brokers’ Fees
Schedule 6.14(a) — Financial Statements
Schedule 6.14(b) — Exceptions to Financial Statements
Schedule 6.14(c) — Liabilities Since Date of Latest Balance Sheet
Schedule 6.15 — Taxes
Schedule 6.16 — Litigation
Schedule 6.17 — Employees
Schedule 6.18(a) — Employee Benefit Plans
Schedule 6.18(f) — Change of Control Payment Recipients
Schedule 6.19 — Environmental Matters
Schedule 6.20 — Insurance
Schedule 6.21 — Sufficiency of Acquired Assets
Schedule 6.22 — Bank Accounts
Schedule 6.24 — Warranty Claims
Schedule 7.2(a) — Buyer Approvals
Schedule 7.4(c) — Parent Capitalization
Schedule 7.4(d) — Parent Subsidiary Capitalization
Schedule 7.9 — Parent Brokers’ Fees
Schedule 8.1 — Covenants Regarding the Acquired Companies
Schedule 8.5(a)-1 — First Tier Subject Holders
Schedule 8.5(a)-2 — Second Tier Subject Holders
Schedule 8.7(d) — Commercially Reasonable Efforts — Consents
Schedule 8.14 — Credit Support Obligations
Schedule 8.15(a) — Excluded Assets and Liabilities
Schedule 8.15(b) — Transferred Intellectual Property
Schedule 8.18 — Excluded Employee

v

Certificates
Key Merger Sub I LLC
Key Merger Sub II LLC
Edge Oilfield Services, L.L.C.
Summit Oilfield Services, L.L.C.
Exhibits
Exhibit A — Defined Terms
Exhibit B — Form of Escrow Agreement
Exhibit C — Form of Transferred Vehicles Assignment
Exhibit D — Form of Retained Litigation Assignment
Exhibit E — Form of Transferred Leases Assignment
Exhibit F — Related Party Lease Amendments
Annexes
Annex A — Edge and Summit Holders; Pro Rata Shares
Annex B — Agreed NWC Accounting Principles
Annex C — CapEx Plan

AGREEMENT AND PLAN OF MERGER
          This Agreement and Plan of Merger (this “Agreement”) is entered into as of July 13, 2011, by and among Key Energy Services, Inc., a Maryland corporation (“Parent”), Key Merger Sub I LLC, a Louisiana limited liability company and a wholly-owned Subsidiary of Parent (“Merger Sub I”), Key Merger Sub II LLC, a Louisiana limited liability company and a wholly-owned Subsidiary of Parent (“Merger Sub II”), Edge Oilfield Services, L.L.C., a Louisiana limited liability company (“Edge”), Summit Oilfield Services, L.L.C., a Louisiana limited liability company (“Summit” and, together with Edge, the “Acquired Companies”), the Edge Class A Holders (as defined herein), the Edge Class B Holders (as defined herein) (together with the Edge Class A Holders, the “Edge Holders”), the Summit Class A Holders (as defined herein), and the Summit Class B Holders (as defined herein) (together with the Summit Class A Holders, the “Summit Holders”).
          The Edge Holders and Summit Holders are sometimes referred to collectively in this Agreement as the “Holders” and are each individually referred to as a “Holder.” The Holders and the Acquired Companies are sometimes referred to collectively in this Agreement as the “Seller Parties” and individually, each as a “Seller Party.” Merger Sub I and Merger Sub II are sometimes referred to collectively in this Agreement as the “Merger Subs.” Parent and the Merger Subs are sometimes referred to collectively in this Agreement as the “Buyer Parties.”
          Each of the parties to this Agreement is sometimes referred to individually in this Agreement as a “Party” and all of the parties to this Agreement are sometimes collectively referred to in this Agreement as the “Parties.”
RECITALS
          WHEREAS, (i) the Edge Class A Holders collectively own 100% of the Edge Class A Interests and the Edge Class B Holders collectively own 100% of the Edge Class B Interests, which Edge Class A Interests and Edge Class B Interests (the “Edge Interests”) together constitute 100% of the issued and outstanding Interests in Edge, and (ii) the Summit Class A Holders collectively own 100% of the Summit Class A Interests and the Summit Class B Holders collectively own 100% of the Summit Class B Interests, which Summit Class A Interests and Summit Class B Interests (the “Summit Interests” and, together with the Edge Interests, the “Acquired Interests”) together constitute 100% of the issued and outstanding Interests in Summit;
          WHEREAS, the Chief Executive Officer of Edge and the members of Edge holding not less than 80% of the Edge Class A Interests have each determined, in accordance with the Edge LLC Agreement, that the merger of Edge with and into Merger Sub I with Edge being the surviving entity as a wholly-owned subsidiary of Parent (the “Edge Merger”) is advisable and in the best interest of the Edge Holders and have approved this Agreement and the Edge Merger, whereby the Edge Interests shall be converted into the right to receive a portion of the Merger Consideration, upon the terms and subject to the conditions set forth in this Agreement;
          WHEREAS, the Chief Executive Officer of Summit and the members of Summit holding not less than 80% of the Summit Interests have each determined, in accordance with the Summit

LLC Agreement, that the merger of Summit with and into Merger Sub II with Summit being the surviving entity as a wholly-owned subsidiary of Parent (the “Summit Merger,” and collectively with the Edge Merger, the “Mergers”) is advisable and in the best interest of the Summit Holders and have approved this Agreement and the Summit Merger, whereby each of the Summit Interests shall be converted into the right to receive a portion of the Merger Consideration, upon the terms and subject to the conditions set forth in this Agreement;
          WHEREAS, in order to effect the foregoing, (i) Merger Sub I, upon the terms and subject to the conditions of this Agreement and in accordance with the Limited Liability Company Law of the State of Louisiana (the “LALLCL”), will merge with and into Edge in a merger in which Edge shall be the surviving limited liability company (the “Edge Surviving Entity”) and (ii) Merger Sub II, upon the terms and subject to the conditions of this Agreement and in accordance with the LALLCL, will merge with and into Summit in a merger in which Summit shall be the surviving limited liability company (the “Summit Surviving Entity” and together with the Edge Surviving Entity, the “Surviving Entities”);
          NOW, THEREFORE, in consideration of the premises, agreements and covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and in reliance upon the mutual representations and warranties contained herein, the Parties agree as follows:
AGREEMENTS
ARTICLE I
DEFINITIONS; CONSTRUCTION
          1.1 Certain Definitions. Capitalized terms used in this Agreement but not defined in the body of this Agreement have the meanings ascribed to them in Exhibit A. Capitalized terms defined in the body of this Agreement are listed in Exhibit A by location of the definition of such terms in the body of this Agreement.
          1.2 Construction. In this Agreement, unless a clear contrary intention appears: (a) the singular includes the plural and vice versa; (b) reference to a Person includes such Person’s successors and assigns but, in the case of a Party, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) reference to any gender includes each other gender; (d) references to any Exhibit, Schedule, Section, Article, Annex, subsection and other subdivision refer to the corresponding Exhibits, Schedules, Sections, Articles, Annexes, subsections and other subdivisions of this Agreement unless expressly provided otherwise; (e) references in any Section or Article or definition to any clause means such clause of such Section, Article or definition; (f) “hereunder,” “hereof,” “hereto” and words of similar import are references to this Agreement as a whole and not to any particular provision of this Agreement; (g) the word “or” is not exclusive, and the word “including” (in its various forms) means “including without limitation”; (h) each accounting term not otherwise defined in this Agreement has the meaning commonly applied to it in accordance with GAAP; (i) references to “days” are to calendar days; and (j) all references to money refer to the lawful currency of the United States. The Table of Contents and the Article and Section titles and headings in this Agreement are inserted for convenience of reference only and are not intended to be a part of, or to affect the meaning or interpretation of, this Agreement.
ARTICLE II
PLAN OF MERGER
          2.1 The Mergers.
               (a) Mergers. In accordance with the LALLCL, (i) Merger Sub I shall be merged with and into Edge and (ii) Merger Sub II shall be merged with and into Summit. Following the Edge Merger, the separate limited liability company existence of Merger Sub I shall cease and Edge shall continue as the Edge Surviving Entity in accordance with Section 1361 of the LALLCL. Following the Summit Merger, the separate limited liability company existence of Merger Sub II shall cease and Summit shall continue as the Summit Surviving Entity in accordance with Section 1361 of the LALLCL.
               (b) Effective Time. Each of the Edge Merger and the Summit Merger shall become effective at 5:00 p.m. Houston, Texas time on the Closing Date (the date and time the Mergers become effective being the “Effective Time”).
               (c) Effects of Mergers. At and after the Effective Time, each of the Edge Merger and the Summit Merger will have the effects set forth in Section 1361 of the LALLCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time (i) all the property, rights, privileges, powers and franchises of Edge and Merger Sub I shall be vested in the Edge Surviving Entity, and all debts, liabilities and duties of Edge and Merger Sub I shall become the debts, liabilities and duties of the Edge Surviving Entity and (ii) all the property, rights, privileges, powers and franchises of Summit and Merger Sub II shall be vested in the Summit Surviving Entity, and all debts, liabilities and duties of Summit and Merger Sub II shall become the debts, liabilities and duties of the Summit Surviving Entity.
               (d) Organizational Documents of the Surviving Entities. The articles of organization and Edge LLC Agreement in effect immediately prior to the Effective Time shall be amended and restated to be in the form of the articles of organization and Operating Agreement of Merger Sub I immediately prior to the Effective Time and shall be the articles of organization and Operating Agreement of the Edge Surviving Entity. The articles of organization and Summit LLC Agreement in effect immediately prior to the Effective Time shall be amended and restated to be in the form of the articles of organization and Operating Agreement of Merger Sub II immediately prior to the Effective Time and shall be the articles of organization and Operating Agreement of the Summit Surviving Entity.
               (e) Directors and Officers of the Surviving Entities. The directors and officers of Merger Sub I and Merger Sub II in office immediately prior to the Effective Time shall be the directors and officers, respectively, of the Edge Surviving Entity and the Summit Surviving Entity, respectively, until the earlier of their resignation or removal or otherwise ceasing to be a director or officer, as the case may be, or until their respective successors are duly elected and qualified, as the case may be.

               (f) Effects on Edge Interests and Summit Interests in the Mergers. As of the Effective Time, by virtue of the Mergers and without any action on the part of the Edge Holders or the Summit Holders, the outstanding Edge Interests and Summit Interests shall cease to be outstanding and shall be converted into the right to receive, at the Effective Time:
                         (i) in respect of each Edge Interest or Summit Interest held by an Accredited Holder, the Merger Consideration payable at Closing to such Accredited Holder in the proportions of cash and shares of Parent Common Stock that are specified as payable to such Accredited Holder in Section 2.2; and
                         (ii) in respect of each Edge Interest or Summit Interest held by a Non-Accredited Holder, the Merger Consideration payable at Closing to such Non-Accredited Holder solely in cash in the amount specified as payable to such Non-Accredited Holder in Section 2.2.
               (g) Effects on Merger Sub Interests in the Mergers. Each membership interest of Merger Sub I outstanding immediately prior to the Effective Time shall be converted into one membership interest of the Edge Surviving Entity, and the Edge Surviving Entity shall be a wholly-owned Subsidiary of Parent. Each membership interest of Merger Sub II outstanding immediately prior to the Effective Time shall be converted into one membership interest of the Summit Surviving Entity, and the Summit Surviving Entity shall be a wholly-owned Subsidiary of Parent.
          2.2 Merger Consideration.
               (a) The aggregate consideration payable by the Buyer Parties to the (i) the Edge Holders at the Closing in connection with the transactions contemplated by this Agreement (the “Edge Merger Consideration”) and (ii) the Summit Holders at the Closing in connection with the transactions contemplated by this Agreement (the “Summit Merger Consideration” and, together with the Edge Merger Consideration, the “Merger Consideration”) shall be equal to:
                         (i) $300,000,000 (the “Base Consideration”); minus
                         (ii) the Estimated Holders Working Capital Payment (if any); plus
                         (iii) the Estimated Buyer Working Capital Payment (if any); plus
                         (iv) the Estimated CapEx Reimbursement Amount; minus
                         (v) the Debt Payoff Amount; minus
                         (vi) the Transaction Costs; minus
                         (vii) the Change of Control Payments.
          The Merger Consideration shall be subject to further adjustment after the Closing pursuant to Article III.

               (b) On the terms and subject to the conditions set forth in this Agreement, the Merger Consideration shall be payable at the Closing as follows:
                         (i) 7,549,223 shares of Parent Common Stock (the “Parent Share Consideration”), which is equal to the number obtained by dividing (i) $136,000,000 by (ii) $18.0151, which is the Market Price on the Execution Date, shall be issued as follows:
                              (A) all shares of Parent Share Consideration other than the Escrow Shares described in Section 2.2(b)(i)(B) shall be issued directly to the Accredited Holders at Closing in the proportions set forth opposite each Accredited Holder’s name in a schedule to be delivered by the Agent to the Buyer Parties no later than two Business Days prior to the Closing Date (the “Merger Consideration Schedule” ); and
                              (B) a number of shares of Parent Share Consideration (the “Escrow Shares”) with an aggregate Market Price on the Execution Date that, together with the Escrow Cash Deposit, equals 7.5% of the Base Consideration (the “Escrow Shares”) will be issued in the names of the Accredited Holders in the proportions set forth opposite each Accredited Holder’s name on the Merger Consideration Schedule and deposited with the Escrow Agent at Closing on behalf of such Accredited Holders, to be held and disbursed by the Escrow Agent from the Escrow Account in accordance with Article IV and the terms of the Escrow Agreement;
                         (ii) a cash amount equal to $2,500,000 (the “Reimbursement Fund Amount”) will be deposited with the Agent by wire transfer of immediately available funds in accordance with the wire transfer instructions provided by the Agent, which wire transfer instructions shall be specified by the Agent to the Buyer Parties no less than two Business Days prior to the Closing Date; and
                         (iii) an aggregate amount in cash (the “Cash Amount”) equal to the difference between (1) the Merger Consideration and (2) the sum of $136,000,000 and the Reimbursement Fund Amount will be paid at Closing as follows:
                              (A) subject to the deposit of the Escrow Cash Deposit pursuant to Section 2.2(b)(iii)(B), the Cash Amount shall be paid to the Holders at Closing by wire transfer of immediately available funds in the amounts and in accordance with the wire transfer instructions set forth opposite each Holder’s name on the Merger Consideration Schedule (it being acknowledged and agreed that the Non-Accredited Holders shall receive only cash Merger Consideration and will therefore receive disproportionately more of the Cash Amount than the Accredited Holders); and
                              (B) an amount equal to 7.5% of the portion of the Cash Amount that would be payable to the Non-Accredited Holders pursuant to Section 2.2(b)(iii)(A) in the absence of this Section 2.2(b)(iii)(B) (the “Escrow Cash Deposit”) will be deposited with the Escrow Agent at Closing on behalf of the Non-Accredited Holders in the proportions set forth opposite each Non-Accredited Holder’s name on the Merger Consideration Schedule, to be held and disbursed by the Escrow Agent from the Escrow Account in accordance with Article IV and the terms of the Escrow Agreement.

                         (iv) Edge Holding shall direct in the Merger Consideration Schedule that the Merger Consideration (including the Escrow Shares) that would otherwise be payable to it under this Agreement shall instead be issued and paid directly to the holders of equity interests in Edge Holding, in the proportions to be set forth in the Merger Consideration Schedule (which proportions shall reflect such holders’ relative ownership interests of Edge Holding).
          2.3 Payment of Debt Payoff Amount. At the Closing, the Buyer Parties will pay, or cause to be paid, the Debt Payoff Amount, if any, on behalf of the Seller Parties to the applicable lenders in accordance with Section 10.3(e).
          2.4 Payment of Transaction Costs. At the Closing, the Buyer Parties will pay, or cause to be paid, the Transaction Costs, if any, on behalf of the Seller Parties to the applicable service providers in accordance with Section 10.3(f).
          2.5 Payment of Change of Control Payments. At the Closing, except as set forth on Schedule 2.2(a)(vii), the Buyer Parties will transfer, or cause to be transferred, to the applicable Acquired Company’s payroll account cash in the amount of the Change of Control Payments to be made on behalf of the Acquired Companies in accordance with Section 10.3(g), which Change of Control Payments shall be paid to certain Holders and Employees on behalf of the Acquired Companies as provided in Section 8.19 below.
          2.6 Deliveries and Actions at Closing. At the Closing (a) the Seller Parties will deliver or cause to be delivered to the Buyer Parties, and the Buyer Parties will deliver or cause to be delivered to the Seller Parties, the various certificates, instruments and documents required to be delivered pursuant to Article X, (b) the Seller Parties shall take or cause to be taken the actions required to be taken by the Seller Parties pursuant to Article X and (c) the Buyer Parties shall take or cause to be taken the actions required to be taken by the Buyer Parties pursuant to Article X.
          2.7 Tax Treatment of Transactions. For U.S. federal income tax purposes (and for purposes of any applicable state or local Tax purposes that follow the U.S. federal income tax treatment), the Parties agree to treat the transactions contemplated by this Agreement consistent with Situation 2 of Revenue Ruling 99-6, 1999-1 CB 432 (1/15/1999). The Parties agree to file all Tax Returns consistent with the foregoing, and not to take any position inconsistent with this treatment, unless and until there has been a Final Determination to the contrary. The Parties also agree that the Acquired Companies’ obligations to pay the Debt Payoff Amount, the Transaction Costs and the Change of Control Payments shall have accrued as of the Closing Date, and the Holders and the Acquired Companies (as distinguished from the Buyer Parties and the Surviving Entities) shall be entitled to any deductions relating to such payment obligations for U.S. federal income tax purposes (and for Texas franchise purposes and for purposes of any applicable state or local Taxes that follow the federal treatment). The Acquired Companies shall take into account such deductions on their respective Forms 1065 (U.S. Return of Partnership Income) and any applicable state or local income tax returns that follow the federal treatment for their taxable years ending on or before the Closing Date (it being understood that each of the Acquired Companies will terminate as a partnership under Section 708(b)(1)(A) of the Code as a result of the transactions contemplated by this Agreement and thus its final taxable year for such purposes will end on the Closing Date).

          2.8 Allocation of Merger Consideration. The Parties agree to cooperate in good faith to agree upon an allocation of the Merger Consideration, as finally determined pursuant to Section 2.2, and such other consideration required to be taken into account, and as may be required to be adjusted to take into account the treatment of the Escrow Cash as the property of the Buyer Parties for U.S. federal income tax purposes, among the Acquired Assets in accordance with this Section 2.8 and Sections 755 and 1060 of the Code and the Treasury Regulations thereunder. On or prior to the date that is 90 days after the determination of the Final Closing Date Balance Sheets, the Final Net Working Capital and the Final CapEx Reimbursement Amount in accordance with Section 3.2(b) and taking into account any adjustments to the Merger Consideration pursuant to Section 3.2, the Buyer Parties shall prepare a schedule allocating the Merger Consideration (subject to such adjustments and any further adjustments required to be taken into account to reflect the treatment of the Escrow Cash as the property of the Buyer Parties) and other amounts paid by the Buyer Parties to the Seller Parties among the Acquired Assets, including the covenant in Section 8.5, in accordance with this Section 2.8 and Sections 755 and 1060 of the Code and the Treasury Regulations thereunder (the “Asset Allocation”). Within 30 days after the receipt of the Asset Allocation, the Agent shall provide written notice to the Buyer Parties of any changes to the Asset Allocation or otherwise shall be deemed to have agreed with the Asset Allocation. If the Agent proposed changes to the Asset Allocation and the Agent and the Buyer Parties cannot agree upon a revised Asset Allocation within 30 days following the Agent’s written notice, then the Buyer Parties shall engage the Independent Accountant to resolve such dispute. The Independent Accountant shall review the disputed matters and as promptly as practicable deliver to the Buyer Parties and the Agent a statement setting forth its determination as to the proper treatment of the matters in dispute, and such determination shall constitute the final Asset Allocation and shall be final and binding upon the Parties without any further right of appeal. All charges of the Independent Accountant and other expenses directly incurred in making such determination shall be borne by the Party against whom the majority of items were determined (based on amounts in dispute). If, subsequent to the Closing, there occurs any increase or decrease in the consideration paid for the Acquired Interests within the meaning of Treasury Regulations Sections 1.1060-1(e)(1)(ii)(B), the Parties shall adjust the Asset Allocation in a manner consistent with this Section 2.8, including the dispute resolution process contained herein. The Parties shall not file any Tax Return or otherwise take, or permit any Affiliate to take, any position with respect to Taxes which is inconsistent with such Asset Allocation, except as required by Law following a Final Determination.
ARTICLE III
MERGER CONSIDERATION ADJUSTMENT
          3.1 Estimated Merger Consideration Adjustment Procedures.
               (a) The Parties acknowledge that the Merger Consideration has been based in part on the Acquired Companies having an aggregate minimum Net Working Capital as of the Closing Date equal to $20,614,048 (the “Net Working Capital Threshold”). The Cash Amount delivered at the Closing pursuant to Section 2.2 shall be adjusted in accordance with the procedures set forth in this Section 3.1. The Agent shall prepare and deliver, or cause to be prepared and delivered, to the Buyer Parties, no later than two Business Days prior to the Closing Date, (i) an estimated balance sheet of each of the Acquired Companies as of the

Closing Date, each of which balance sheets will be prepared in accordance with GAAP, applied consistently with the classifications, judgments, valuation methodologies and estimation methodologies used historically by the applicable Acquired Company, except that such balance sheets shall be prepared using the non-GAAP classifications, judgments and methodologies set forth on Annex B (the “Agreed NWC Accounting Principles”); provided, however, that, even if inconsistent with GAAP as so applied or the Agreed NWC Accounting Principles, such balance sheets shall not take into account the transactions contemplated by this Agreement (the balance sheets prepared in accordance with the foregoing are referred to as the “Estimated Closing Date Balance Sheets”) and (ii) an estimate of the CapEx Reimbursement Amount (the “Estimated CapEx Reimbursement Amount”). The Agent shall also prepare and deliver, or cause to be prepared and delivered, to the Buyer Parties a worksheet showing the Net Working Capital shown on the Estimated Closing Date Balance Sheets (the “Estimated Net Working Capital”).
               (b) If the Estimated Net Working Capital exceeds the Net Working Capital Threshold (such excess, the “Estimated Buyer Working Capital Payment”), the Merger Consideration delivered at the Closing pursuant to Section 2.2 shall be increased by an amount equal to the Estimate Buyer Working Capital Payment (as contemplated by Section 2.2).
               (c) If the Net Working Capital Threshold exceeds the Estimated Net Working Capital (such excess, the “Estimated Holders Working Capital Payment”), the Merger Consideration delivered at the Closing pursuant to Section 2.2 shall be reduced by an amount equal to the Estimated Holders Working Capital Payment (as contemplated by Section 2.2).
               (d) The Merger Consideration delivered at the Closing pursuant to Section 2.2 shall be increased by an amount equal to the Estimated CapEx Reimbursement Amount (as contemplated by Section 2.2).
          3.2 Final Merger Consideration Adjustment Procedures.
               (a) For the purpose of confirming the Estimated Working Capital Payment or the Estimated Buyer Working Capital Payment, as applicable, and the Estimated CapEx Reimbursement Amount, the Buyer Parties shall prepare, or cause to be prepared, (i) a balance sheet of each of the Acquired Companies as of the Closing Date, each of which balance sheets will be prepared in accordance with GAAP, applied consistently with the classifications, judgments, valuation methodologies and estimation methodologies used to prepare the Estimated Closing Date Balance Sheets, except that such balance sheets shall be prepared using the Agreed NWC Accounting Principles; provided, however, that, even if inconsistent with GAAP as so applied or the Agreed NWC Accounting Principles, the balance sheets shall not take into account the transactions contemplated by this Agreement (the balance sheets prepared in accordance with the foregoing are referred to as the “Final Closing Date Balance Sheets”) and (ii) a schedule of the CapEx Reimbursement Amount (the “Final CapEx Reimbursement Schedule”).
               (b) No later than 60 days after the Closing Date, the Buyer Parties shall deliver to the Agent the Final Closing Date Balance Sheets and the Final CapEx

Reimbursement Schedule together with a worksheet showing the difference, if any, between (i) the Net Working Capital shown on the Final Closing Date Balance Sheets (the “Final Net Working Capital”) and the Estimated Net Working Capital and (ii) the CapEx Reimbursement Amount shown on the Final CapEx Reimbursement Schedule (the “Final CapEx Reimbursement Amount”) and the Estimated CapEx Reimbursement Amount. If within 30 days after the date of the delivery to the Agent of the Final Closing Date Balance Sheets and the Final CapEx Reimbursement Schedule the Agent determines in good faith that the Agent disagrees with any portion of the Final Closing Date Balance Sheets or the Final CapEx Reimbursement Schedule and the amount of such disagreement exceeds $25,000 (any such disputed items being the “Disputed Items”), then the Agent may deliver a written notice (a “Dispute Notice”) to the Buyer Parties within such 30-day period, which Dispute Notice shall: (i) set forth the Agent’s proposed resolution of the Disputed Items (including the Agent’s determination of Net Working Capital or the CapEx Reimbursement Amount (as applicable) taking into account such proposed resolution of the Disputed Items) and (ii) include materials showing in reasonable detail the Agent’s support for such position. Any matters impacting the calculation of Final Net Working Capital or the Final CapEx Reimbursement Amount that are not included as Disputed Items in a timely delivered Dispute Notice and that are not affected by the resolution of Disputed Items shall be deemed accepted by the Agent and shall be binding and final for all purposes of this Agreement, and (A) the failure by the Agent to provide a Dispute Notice within such 30-day period or (B) the delivery by the Agent to the Buyer Parties during such 30-day period of a written notice stating that the Agent has elected not to deliver a Dispute Notice, will constitute a full and complete acceptance of the Final Closing Date Balance Sheets and the Final CapEx Reimbursement Schedule as determined by the Buyer Parties and such Final Closing Date Balance Sheets and such Final CapEx Reimbursement Schedule shall be binding and final for all purposes of this Agreement. Until the final determination of the Final Closing Date Balance Sheets, the Final Net Working Capital, the Final CapEx Reimbursement Schedule and the Final CapEx Reimbursement Amount in accordance with this Section 3.2(b), the Agent and its representatives shall have full access to the Books and Records, the personnel of, and work papers prepared by, the Buyer Parties and/or the Buyer Parties’ representatives to the extent that they relate to such matters and to such historical financial information (to the extent in Buyer Parties’ possession) relating to such matters as Agent may reasonably request for the purpose of reviewing the Final Closing Date Balance Sheets and the Final CapEx Reimbursement Schedule and the determination of the Final Net Working Capital and the Final CapEx Reimbursement Amount and to prepare a Dispute Notice; provided that such access shall be in a manner that does not unreasonably interfere with the normal business operations of the Buyer Parties or the Acquired Companies. If the Buyer Parties and the Agent are unable to resolve any disagreement among them with respect to such matters within 15 days (or such longer period as mutually agreed to by the Agent and the Buyer Parties) after the delivery of a Dispute Notice by the Agent to the Buyer Parties, then the Disputed Items (but no others) may be referred by the Agent or the Buyer Parties for determination to Ernst & Young LLP (or, if they are unable or unwilling to serve, another nationally recognized accounting firm not affiliated with the Seller Parties or the Buyer Parties that is mutually selected by the Agent and the Buyer Parties). If the Agent and the Buyer Parties are unable to select a nationally recognized accounting firm within five Business Days of Ernst & Young LLP declining to accept such engagement, either the Agent or the Buyer Parties may thereafter request that the American Arbitration Association make such selection (as applicable, Ernst & Young LLP, the firm selected by the Agent and the Buyer Parties or the firm selected by the American Arbitration Association is referred to as the “Independent Accountant”). Each of the Agent and the Buyer Parties (acting collectively) shall provide the Independent Accountant and the other party with a statement of its position as to the amount for each Disputed Item within 15 days from the date of the referral. The Independent Accountant shall make a written determination as promptly as practicable, but in any event within 30 days after the date on which the dispute is referred to the Independent Accountant, by selecting from the position of either the Agent (on one hand) or the Buyer Parties (on the other hand) as to the amount of the Disputed Items. The Independent Accountant shall be authorized to select only the position as to the amount of Final Net Working Capital or the Final CapEx Reimbursement Amount (as applicable) as presented by either the Agent (on the one hand) or the Buyer Parties (on the other hand). The Independent Accountant shall have no power to reach any other result and shall select the Final Net Working Capital or the Final CapEx Reimbursement Amount (as applicable) that, in its judgment, is the closest to being in conformity with this Agreement. If at any time the Agent and the Buyer Parties resolve their dispute, then notwithstanding the preceding provisions of this Section 3.2(b), the Independent Accountant’s involvement promptly shall be discontinued and the Final Closing Date Balance Sheets or the Final CapEx Reimbursement Schedule (as applicable) shall be revised, if necessary, to reflect such resolution and thereupon shall be final and binding for all purposes of this Agreement. The Parties shall make readily available to the Independent Accountant all relevant Books and Records relating to such matters and all other items reasonably requested by the Independent Accountant in connection with resolving the Disputed Items. The costs and expenses of the Independent Accountant shall be borne by the Parties whose position as to the amount of the Disputed Items was not selected by the Independent Accountant. The decision of the Independent Accountant shall be final and binding for all purposes of this Agreement and the Final Closing Date Balance Sheets or the Final CapEx Reimbursement Schedule (as applicable) shall be revised, if necessary, to reflect such decision and thereupon shall be final and binding for all purposes of this Agreement.
               (c) Following the final determination of the Final Net Working Capital and the Final CapEx Reimbursement Amount in accordance with Section 3.2(b), the Buyer Parties or the Agent (on behalf of the Holders), as applicable, shall make or cause to be made such true-up payments to one another as are required to place the Buyer Parties and the Holders in the same position in which they would have been had the Final Closing Date Balance Sheets, the Final Net Working Capital, the Final CapEx Reimbursement Schedule and the Final CapEx Reimbursement Amount been known at the Closing and had the Final Net Working Capital and the Final CapEx Reimbursement Amount, rather than the Estimated Net Working Capital and the Estimated CapEx Reimbursement Amount, been used to determine the Merger Consideration at the Closing.
               (d) Any true-up payment required to be made by the Agent pursuant to Section 3.2(c) is referred to as the “Final Holders Payment.” If the Agent is required to make the Final Holders Payment, then (i) the Agent (on behalf of the Holders) shall promptly (but in any event within five Business Days) pay an amount equal to the Final Holders Payment to an account designated by the Buyer Parties in accordance with Section 13.2 by wire transfer of immediately available funds from the Reimbursement Fund Amount and (ii) to the extent the

Final Holders Payment exceeds the then remaining balance of the Reimbursement Fund Amount, the Agent shall notify the Buyer Parties thereof and the Agent and the Buyer Parties shall promptly (but in any event within five Business Days) issue Joint Instruction Letters to the Escrow Agent instructing the Escrow Agent to release from the Escrow Account Escrow Funds in an aggregate amount equal to the remaining portion of the Final Holders Payment to the Buyer Parties (with respect to any Escrow Shares so released) or to an account designated by the Buyer Parties in accordance with Section 13.2 by wire transfer of immediately available funds (with respect to any Escrow Cash so released) within three Business Days of receipt of such Joint Instruction Letters and otherwise in accordance with Section 4.2(b) and 4.2(c) below.
               (e) Any true-up payment required to be made by the Buyer Parties pursuant to Section 3.2(c) is referred to as the “Final Buyer Payment.” If the Buyer Parties are required to make the Final Buyer Payment, then the Buyer Parties shall promptly (but in any event within five Business Days) pay or cause to be paid an amount equal to the Final Buyer Payment to the Holders in accordance with their respective Pro Rata Shares, by wire transfer of immediately available funds in accordance with the wire transfer instructions set forth on the Merger Consideration Schedule.
          3.3 Adjustment to Merger Consideration. All amounts to be paid under this Article III shall be deemed to be adjustments to the Merger Consideration, except as otherwise required by applicable Law.
ARTICLE IV
ESCROW
          4.1 Escrow Deposit. Subject to the terms and conditions of this Agreement, at the Closing, as provided in Section 2.2, the Buyer Parties shall deposit the Escrow Shares and the Escrow Cash Deposit with the Escrow Agent to be to be held, invested, safeguarded and released by the Escrow Agent in accordance with the terms of the Escrow Agreement and this Agreement. The Parties agree that all Escrow Shares shall be treated as the property of the Accredited Holder in whose name such Escrow Shares were issued at the Closing pursuant to Section 2.2(b)(i)(B) and Section 2.2(b)(iv) (as applicable) for all federal and state income tax purposes unless and until disbursed in accordance with this Agreement and the Escrow Agreement. The Parties agree that all Escrow Cash shall be treated in accordance with Section 3.11 of the Escrow Agreement for all federal and state income tax purposes.
          4.2 Releases.
               (a) The Escrow Agreement will provide that releases of any of the Escrow Funds shall be made only in accordance with written instructions that are jointly signed by the Agent and the Buyer Parties, which instructions shall be in a form that complies with the requirements of the Escrow Agreement (a “Joint Instruction Letter”) or pursuant to an award, judgment, decision or order rendered pursuant to Section 13.4 and/or the Escrow Agreement specifying the number of Escrow Shares or the amount of Escrow Cash to be released from the Escrow Account and the Person or Persons to whom such Escrow Shares or Escrow Cash shall be released.

               (b) In the event that an Accredited Holder or Accredited Holders become obligated finally to (i) the Buyer Parties under Section 3.2(d) in respect of any portion of a Final Holders Payment or (ii) any Buyer Indemnified Party under the terms of Article XII in respect of any indemnification obligation and, subject to the limitations on the Accredited Holders’ liability under Article XII and elsewhere in this Agreement, at such time that there are any remaining Escrow Shares in the Escrow Account, then the Agent and Buyer Parties shall execute and deliver a Joint Instruction Letter to the Escrow Agent directing the Escrow Agent to release to the Buyer Parties or such Buyer Indemnified Party, as applicable, a number of Escrow Shares (to the extent Escrow Shares then remain in the Escrow Account that are sufficient to satisfy such obligation) determined by dividing (1) the amount required to satisfy such obligation by (2) the Market Price as of the date such Buyer Indemnified Party was finally determined to be entitled to indemnification with respect to the relevant Claim(s). Subject to Section 12.6, any such release of Escrow Shares from the Escrow Account shall be allocated against the Accredited Holders in proportion to each Accredited Holder’s Accredited Pro Rata Share of the Escrow Shares, except for any such release in respect of any indemnification obligation that relates to the breach of any representation, warranty or covenant made by any particular Accredited Holder in this Agreement, in which case such release shall be allocated solely against such Accredited Holder’s Accredited Pro Rata Share of the Escrow Shares.
               (c) In the event that a Non-Accredited Holder or Non-Accredited Holders become obligated finally to (i) the Buyer Parties under Section 3.2(d) in respect of any portion of a Final Holders Payment or (ii) any Buyer Indemnified Party under the terms of Article XII in respect of any indemnification obligation and, subject to the limitations on the Non-Accredited Holders’ liability under Article XII and elsewhere in this Agreement, at such time that there is any remaining Escrow Cash in the Escrow Account, then the Agent and Buyer Parties shall execute and deliver a Joint Instruction Letter to the Escrow Agent directing the Escrow Agent to release (to the extent Escrow Cash then remains in the Escrow Account that is sufficient to satisfy such obligation) the cash amount required to satisfy such obligation. Subject to Section 12.6, any such release of Escrow Cash from the Escrow Account shall be allocated against the Non-Accredited Holders in proportion to each Non-Accredited Holder’s Non-Accredited Pro Rata Share of the Escrow Cash, except for any such release in respect of any indemnification obligation that relates to the breach of any representation, warranty or covenant made by any particular Non-Accredited Holder in this Agreement, in which case such release shall be allocated solely against such Non-Accredited Holder’s Non-Accredited Pro Rata Share of the Escrow Cash.
               (d) On the date that is 15 months after the Closing Date, the Agent and the Buyer Parties shall execute and deliver to the Escrow Agent a Joint Instruction Letter instructing the Escrow Agent to release to the Holders all of the Escrow Funds then held in the Escrow Account (except for any Escrow Funds then in the Escrow Account which the Escrow Agent has been validly instructed to release to any Buyer Indemnified Party in accordance with the Escrow Agreement but has not actually released as of such date) less (i) a number of Escrow Shares (valued at the Market Price of such Escrow Shares as of the date that is 15 months after the Closing Date) and (ii) an amount of Escrow Cash, with an aggregate value equal to the amount set forth in any and all Claim Notices submitted in good faith by any Buyer Indemnified Party prior to such date in accordance with Article XII (so long as the facts or circumstances alleged to give rise to the claim for indemnification underlying such Claim Notice have been specified in reasonable detail) that remain pending as of such date. Escrow Funds so released shall be distributed to the Holders in accordance with Section 4.2(f).
               (e) Following resolution from time to time of any Claim underlying any Claim Notice for which a reserve of a portion of the Escrow Funds was established pursuant to Section 4.2(d), the Agent and the Buyer Parties shall execute and deliver to the Escrow Agent a Joint Instruction Letter instructing the Escrow Agent to release from the Escrow Account to a Buyer Indemnified Party: (i) a number of Escrow Shares (valued at the Market Price of such Escrow Shares as of the date of the final resolution of such Claim) plus (ii) an amount of Escrow Cash, with an aggregate value equal to such portion of the reserve amount as is appropriate for the resolution of such Claim. During the pendency of a Claim for which such a reserve was established, the Agent and the Buyer Parties shall evaluate the amount of such reserve from time to time as the circumstances of such Claim warrant, and, to the extent the Agent and the Buyer Parties agree (each acting reasonably in relation thereto) that such reserve is then greater than the amount that is reasonably expected to be paid in respect of such Claim, Escrow Funds in an amount equal to such excess shall be released to the Holders and distributed in accordance with Section 4.2(f). Following resolution of all such Claims for which such a reserve was established and the release of Escrow Funds to a Buyer Indemnified Party, if any, pursuant to the two preceding sentences, any Escrow Funds remaining in the Escrow Account that were reserved pending resolution of such Claims (except for any Escrow Funds then in the Escrow Account which the Escrow Agent has been validly instructed to release to any Buyer Indemnified Party in accordance with the Escrow Agreement but has not actually released as of such date) shall be released to the Holders and distributed in accordance with Section 4.2(f).
               (f) Escrow Funds released to the Holders pursuant to Section 4.2(d) or Section 4.2(e) shall be distributed as follows:
                         (i) any Escrow Shares to be released to the Holders shall be released solely to the Accredited Holders in proportion to each Accredited Holder’s Accredited Pro Rata Share of the Escrow Shares and shall give effect to any previous releases of Escrow Shares pursuant to Section 4.2(b) that were allocated to any particular Accredited Holder as contemplated in Section 4.2(b); and
                         (ii) any Escrow Cash to be released to the Holders shall be released solely to the Non-Accredited Holders in proportion to each Non-Accredited Holder’s Non-Accredited Pro Rata Share of the Escrow Cash and shall give effect to any previous releases of Escrow Cash pursuant to Section 4.2(c) that were allocated to any particular Non-Accredited Holder as contemplated in Section 4.2(c).
               (g) If Parent distributes a dividend (whether of cash or shares of Parent Common Stock or other Interests) in respect of any Escrow Share during the period when such Escrow Share is held in the Escrow Account that would otherwise be distributable to the Accredited Holder in whose name such Escrow Share has been issued and for whose account such Escrow Share is being held in the Escrow Account, then Parent shall issue such shares of Parent Common Stock or other Interests to such Accredited Holder in accordance with the terms of this Section 4.2(g) and shall deliver such cash, shares of Parent Common Stock or other Interests to the Escrow Agent to be deposited in the Escrow Account to be held for the account of such Accredited Holder. Such cash, shares of Parent Common Stock or other Interests shall be treated in all respects as Escrow Funds hereunder.
               (h) The applicable Accredited Holders in whose name any Escrow Shares have been issued shall have the exclusive right to exercise all voting rights pertaining to such Escrow Shares held in the Escrow Account for the account of such Accredited Holder unless and until such Escrow Shares are distributed from the Escrow Account to a Person other than such Accredited Holder.
               (i) In the event of a conflict between the Escrow Agreement and this Agreement, this Agreement shall govern. In the event that any Party receives a release of any Escrow Funds pursuant to the Escrow Agreement to which it is not entitled pursuant to the terms of this Agreement, such Party shall (i) if another party is entitled to such Escrow Funds at that time, transfer such Escrow Funds to such other party, or (ii) if no other party is entitled to such Escrow Funds at that time, deposit such Escrow Funds with the Escrow Agent to be held and released pursuant to the Escrow Agreement.
               (j) If either the Agent or any Buyer Party shall fail to timely execute and deliver a Joint Instruction Letter when required under this Agreement, the Agent or the Buyer Parties, as applicable, shall be entitled to seek an order, judgment or decision (in accordance with Section 13.4) that will enable the Escrow Agent to release to the applicable Person or Persons the Escrow Shares to which they are entitled under this Agreement and to seek to recover Losses from the Agent or the Buyer Parties, as applicable, as a result of such failure to comply with this Agreement.
               (k) Notwithstanding anything to the contrary in this Article IV, if any share certificate representing Escrow Shares is deposited with the Escrow Agent on behalf of any Accredited Holder and such share certificate represents more than the number of Escrow Shares that are to be released and disbursed to any Person in accordance with this Article IV and the Escrow Agreement, then the Buyer Parties and the Agent shall cooperate to: (i) instruct the Escrow Agent to release such share certificate from the Escrow Account; (ii) cancel such share certificate; and (iii) replace such share certificate with (A) a share certificate representing the number of Escrow Shares to be released and disbursed to such Person, which shall be issued in the name of and delivered to such Person (or as may be otherwise directed by such Person and, if such Person is Parent or a Subsidiary of Parent, such Escrow Shares shall be cancelled rather than represented on such replacement share certificate), and (B) a share certificate representing all remaining Escrow Shares that were then or deposit in the Escrow Account on behalf of such Accredited Holder immediately prior to such release and disbursement, which shall be issued in the name of the applicable Accredited Holder on whose behalf such Escrow Shares were deposited in the Escrow Account and shall be delivered to the Escrow Agent to hold in the Escrow Account in accordance with this Agreement and the Escrow Agreement.
          4.3 No Fractional Shares. If any calculation of a number of Escrow Shares under this Article IV does not yield a whole number of Escrow Shares, then the number of Escrow

Shares shall be rounded, up or down, to the nearest whole number of Escrow Shares (with any 1/2 share being rounded up) for all purposes of this Article IV.
ARTICLE V
REPRESENTATIONS AND WARRANTIES
OF THE HOLDERS
          Each Holder hereby severally, and not jointly, and only with respect to itself, represents and warrants to the Buyer Parties as set forth below.
          5.1 Authority; Enforceability. Such Holder has the requisite power (if an entity) or legal capacity (if a natural person) and authority to execute each Transaction Document to which it is, or will be as of the Closing, a party, and to perform its obligations under each Transaction Document to which it is, or will be as of the Closing, a party. The execution, delivery and performance of each Transaction Document to which such Holder is, or will be a party as of the Closing, has been duly and validly authorized by all required action of such Holder. This Agreement has been, and each of the other Transaction Documents to which such Holder is, or will be a party as of the Closing, has been or will be (when executed and delivered at the Closing), duly and validly executed and delivered by such Holder. Assuming the due authorization, execution and delivery by the other parties thereto, this Agreement constitutes, and each of the other Transaction Documents to which such Holder is, or will be as of the Closing, a party will constitute (when executed and delivered at the Closing), the valid and binding obligation of such Holder, enforceable against such Holder in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws relating to or affecting creditors’ rights generally or by legal principles governing the availability of equitable remedies, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought at law or in equity) (such laws and principles being referred to herein as “Creditors’ Rights”).
          5.2 Consents; Absence of Conflicts.
               (a) Except for (i) the filings, consents, approvals, authorizations and notices set forth opposite such Holder’s name on Schedule 5.2(a) and (ii) filings under the HSR Act (collectively, the “Holder Approvals”), no consent, approval or authorization of, filing with or notice to any Person (including any Governmental Authority) is required for the execution or delivery of any Transaction Document to which such Holder is, or will be as of the Closing, a party by such Holder or the consummation by such Holder of the transactions contemplated thereby, other than those filings, consents, approvals, authorizations and notices (1) as have been obtained or given prior to the Execution Date or (2) the failure of which to obtain or give would not reasonably be expected to impair in any material respect the ability of such Holder to perform its obligations under the Transaction Documents to which such Holder is, or will be as of the Closing, a party, or prevent or materially delay consummation of the transactions contemplated thereby.
               (b) The execution and delivery of each Transaction Document to which such Holder is, or will be as of the Closing, a party, and the performance by such Holder of its obligations thereunder and the consummation of the transactions contemplated thereby by such Holder (assuming the Holder Approvals have been made, given or obtained) will not:
                         (i) violate or breach any Laws applicable to such Holder;
                         (ii) conflict with or violate the Organizational Document of such Holder, if any; or
                         (iii) (w) breach, conflict with or violate any Contract to which such Holder is a party or by which such Holder may be bound, (x) result in the termination of any such Contract, (y) result in the creation of any Lien upon any of the Acquired Interests owned by such Holder or (z) constitute an event which, after notice or lapse of time or both, would result in any such breach, violation, termination or creation of a Lien upon any of the Acquired Interests owned by such Holder;
except, in the case of clauses (i) and (iii) above, as would not reasonably be expected to (A) impair in any material respect the ability of such Holder to perform its obligations under the Transaction Documents to which such Holder is, or will be as of the Closing, a party or prevent or materially delay the consummation of the transactions contemplated thereby or (B) have a Material Adverse Effect.
          5.3 Ownership. Except as set forth on Schedule 5.3, such Holder is the sole record and beneficial owner of the Acquired Interests listed opposite such Holder’s name on Schedule 5.3. Such Holder’s title to such Acquired Interests is free and clear of all Liens other than (i) transfer restrictions of general applicability imposed thereon by applicable securities Laws or the LALLCL, (ii) transfer restrictions and purchase and sale rights and obligations contained in the Organizational Documents of the applicable Acquired Company as of the Execution Date and (iii) Borrowed Money Debt Liens to be released at Closing as contemplated by Section 9.2(d). Except for such Acquired Interests and except for purchase rights contained in the Organizational Documents of the applicable Acquired Company as of the Execution Date, such Holder does not own of record or beneficially, or have any interest in, or right to acquire, any other Interests in either Acquired Company. Such Holder’s Acquired Interests are not subject to any voting agreement, purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right pursuant to any Law or any Contract to which such Holder is a party. Such Holder is not entitled to dissenters’, appraisal or similar rights in connection with the Mergers or the transactions contemplated by the Transaction Documents.
          5.4 Organization; Existence and Good Standing. Such Holder, if it is an entity, is a legal entity, duly formed, validly existing and in good standing under the laws of the jurisdiction in which it was organized.
          5.5 Legal Proceedings. Except as set forth in Schedule 5.5 or as contemplated by the HSR Act, there are no Legal Proceedings pending or, to the Knowledge of such Holder, threatened in writing that (a) challenge the validity or enforceability of such Holder’s obligations under any Transaction Document to which such Holder is, or will be as of the Closing, a party or (b) seek to prevent or delay, or otherwise would reasonably be expected to impair in any material respect the ability of such Holder to perform its obligations under the Transaction Documents to which such Holder is, or will be as of the Closing, a party.
          5.6 Brokers’ Fees. Except as set forth in Schedule 5.6, such Holder is not liable for any investment banking fee, finder’s fee, brokerage payment or other like payment in connection with the origination, negotiation or consummation of the transactions contemplated by this Agreement that will be the obligation of either Acquired Company and such Holder is not a party to any Contract which might give rise to any valid claim against either Acquired Company for any such fee or payment.
          5.7 Investment Representations. If such Holder is an Accredited Holder, such Holder:
               (a) has such knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Parent Share Consideration and is capable of bearing the economic risk of such investment. Such Holder is an “accredited investor” as that term is defined in Rule 501 of Regulation D promulgated under the Securities Act;
               (b) is acquiring the Parent Share Consideration to be issued to such Holder pursuant to this Agreement, including Parent Share Consideration issued directly to a Holder in its capacity as a beneficial owner of Edge Holding (as contemplated by Section 2.2(b)(iv)), for investment for its own account and not with a view toward or for sale in connection with any distribution thereof, or with any present intention of distributing or selling such Parent Share Consideration;
               (c) does not have any Contract with any Person to sell, transfer or grant participations to such Person or to any third Person with respect to the Parent Share Consideration. Such Holder acknowledges and understands that (i) the acquisition of the Parent Share Consideration to be issued to such Holder pursuant to this Agreement has not been registered under the Securities Act in reliance on an exemption therefrom and (ii) such Parent Share Consideration will, upon such acquisition, be characterized as “restricted securities” under state and federal securities laws; and
               (d) understands that certificates representing the Parent Share Consideration shall bear an appropriate legend regarding the restrictions on transfer and Parent shall order any transfer agent it may appoint to stop the transfer thereof absent compliance with such restrictions;
               (e) agrees that the Parent Share Consideration to be issued to such Holder pursuant to this Agreement may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of except pursuant to an effective registration statement under the Securities Act or pursuant to an available exemption from the registration requirements of the Securities Act, and in compliance with other applicable state and federal securities laws;
               (f) has undertaken such investigation as such Holder has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement and the acquisition of the Parent Share Consideration to be issued to such Holder pursuant to this Agreement;
               (g) has had an opportunity to ask questions and receive answers from Parent regarding the terms and conditions of the offering of the Parent Share Consideration and the business, properties, prospects and financial condition of Parent; and
               (h) acknowledges that, if such Holder is a Continuing Employee or is otherwise subject to Parent’s insider trading policy, any transactions involving the Parent Share Consideration must be effected in accordance with such policy as in effect from time to time.
ARTICLE VI
REPRESENTATIONS AND WARRANTIES
OF THE ACQUIRED COMPANIES
          Each Acquired Company jointly and severally represents and warrants to the Buyer Parties as set forth below.
          6.1 Authority; Enforceability. Each Acquired Company has the requisite limited liability company power and authority to execute each Transaction Document to which it is, or will be as of the Closing, a party, and to perform its obligations under each Transaction Document to which it is, or will be as of the Closing, a party. The execution, delivery and performance of each Transaction Document to which each Acquired Company is, or will be as of the Closing, a party, has been duly and validly authorized by all required action of such Acquired Company. This Agreement has been, and each of the other Transaction Documents to which each Acquired Company is, or will be a party as of the Closing has been or will be (when executed and delivered at the Closing), duly and validly executed and delivered by such Acquired Company. Assuming the due authorization, execution and delivery by the other parties thereto, this Agreement constitutes, and each of the other Transaction Documents to which each Acquired Company is, or will be as of the Closing, a party, will constitute (when executed and delivered at the Closing), the valid and binding obligation of such Acquired Company, enforceable against such Acquired Company in accordance with its terms, except as enforceability may be limited by Creditors’ Rights.
          6.2 Consents; Absence of Conflicts.
               (a) Except for (i) the filings, consents, approvals, authorizations and notices set forth opposite such Acquired Company’s name in Schedule 6.2(a) and (ii) filings under the HSR Act (collectively, the “Acquired Company Approvals”), no consent, approval or authorization of, filing with or notice to, any Person (including any Governmental Authority) is required for the execution or delivery of any Transaction Document to which such Acquired Company is, or will be as of the Closing, a party by such Acquired Company or the consummation by such Acquired Company of the transactions contemplated thereby, other than those filings, consents, approvals, authorizations and notices: (1) as have been obtained or given prior to the Execution Date; (2) the failure of which to obtain or give would not reasonably be expected to impair in any material respect the ability of such Acquired

Company to timely perform its obligations under the Transaction Documents to which such Acquired Company is, or will be as of the Closing, a party, or prevent or materially delay consummation of the transactions contemplated thereby; or (3) arising under Contracts for Borrowed Money Debt, the amounts of which shall be included in the Debt Payoff Amount.
               (b) The execution and delivery of each Transaction Documents to which each Acquired Company is, or will be as of the Closing, a party by such Acquired Company and the performance by such Acquired Company of its obligations thereunder and the consummation of the transactions contemplated thereby by such Acquired Company (assuming the Acquired Company Approvals have been made, given or obtained) will not:
                         (i) violate or breach any Laws applicable to such Acquired Company;
                         (ii) conflict with or violate the Organizational Document of such Acquired Company; or
                         (iii) (w) breach, conflict with or violate any Contract to which such Acquired Company is a party or by which such Acquired Company may be bound, (x) result in the termination of any such Contract, (y) result in the creation of any Lien upon any of the Acquired Assets or Acquired Interests or (z) constitute an event which, after notice or lapse of time or both, would result in any such breach, violation, termination or creation of a Lien upon any of the Acquired Assets or Acquired Interests;
except, in the case of clauses (i) and (iii) above, as would not reasonably be expected to (A) impair in any material respect the ability of such Acquired Company to timely perform its obligations under the Transaction Documents to which such Acquired Company is, or will be as of the Closing, a party or prevent or materially delay consummation of the transactions contemplated thereby or (B) have a Material Adverse Effect.
          6.3 Organization; Existence and Good Standing. Each Acquired Company is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Louisiana. Each Acquired Company has all requisite limited liability company power and authority to own, lease and operate the properties and assets it currently owns, leases and operates and to carry on its business as such business is currently conducted. True and complete copies of the Organizational Documents of each Acquired Company, as amended on or prior to the Execution Date and presently in effect, have been made available to the Buyer Parties.
          6.4 Foreign Qualification. Each Acquired Company is duly qualified to do business as a foreign limited liability company and is in good standing in each jurisdiction in which the nature of its business as currently conducted or the character of the property owned or leased by it makes such qualification necessary, except as would not reasonably be expected to have a Material Adverse Effect.
          6.5 Capitalization; Subsidiaries.
               (a) Schedule 6.5(a) sets forth all of the issued and outstanding Interests in each of the Acquired Companies. There are no Interests in either Acquired Company other than the Acquired Interests. The Acquired Interests have been duly authorized and validly issued and are fully paid (to the extent required under the Organizational Documents of the applicable Acquired Company) and non-assessable (except as such nonassessability may be affected by applicable provisions of the LALLCL) and were not issued in violation of, and, except as identified in Schedule 6.5(a) and except as contained in the Organizational Documents of the applicable Acquired Company as of the Execution Date, are not subject to, any voting agreement, purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the LALLCL, the Organizational Documents of the applicable Acquired Company or any Contract to which either Acquired Company is or was a party or by which it is or was otherwise bound. The Acquired Interests are held of record as described in
Schedule 6.5(a).
               (b) Except as set forth in Schedule 6.5(b) and except as contained in the Organizational Documents of the applicable Acquired Company as of the Execution Date, there are no Contracts (including options, warrants, calls and preemptive rights) obligating either Acquired Company to (i) issue, sell, pledge, dispose of or encumber any Interests of either Acquired Company or any securities convertible, exercisable or exchangeable into Interests of either Acquired Company, (ii) redeem, purchase or acquire in any manner any Interests of either Acquired Company or any securities that are convertible, exercisable or exchangeable into any Interests of either Acquired Company or (iii) make any dividend or distribution of any kind with respect to the Interests of either Acquired Company (or to allow any participation in the profits or appreciation in value of either Acquired Company). No Holder or any other Person will be entitled to dissenters’, appraisal or similar rights in connection with the Mergers.
               (c) There are no, and there have not been any, Persons or joint ventures in which either Acquired Company owns, or has owned, of record or beneficially, any direct or indirect (through a Subsidiary or otherwise) Interest. There are no outstanding obligations of either Acquired Company to provide funds or make any investment (in either case, in the form of a loan, capital contribution, purchase of an Interest (whether from the issuer or another Person) or otherwise) in, any other Person.
          6.6 Absence of Changes. Except as set forth in Schedule 6.6, since December 31, 2010:
               (a) neither Acquired Company has amended its Organizational Documents;
               (b) there has been no event, occurrence or development which, individually or in the aggregate with any such other events, occurrences or developments, has had, or which would be reasonably be expected to have, a Material Adverse Effect;
               (c) the Acquired Companies have conducted the Business only in, have not engaged in any material transaction outside of, and such Business has been operated and maintained in, the Ordinary Course of Business;

               (d) there has not been any damage, destruction or loss to any portion of the Acquired Assets, whether covered by insurance or not, having a replacement cost of more than $100,000 for any single loss or $250,000 for all such losses;
               (e) neither Acquired Company has lost or experienced a material change in the relationship with any material customer or supplier or received any written indication by any customer or supplier of an intention to discontinue or change in any material respect the terms of its relationship;
               (f) there has been no merger or consolidation of either of the Acquired Companies with any other Person or any acquisition by either of the Acquired Companies of any Interests or material assets or business of any other Person or any agreement with respect thereto;
               (g) there has not been (i) any issuance of any Interests in either of the Acquired Companies or grant of any option or right to purchase same, (ii) any repurchase or redemption of any Interests in either of the Acquired Companies, or (iii) a split, combination or reclassification of any Interests in either of the Acquired Companies;
               (h) neither Acquired Company has sold, leased (as lessor), transferred or otherwise disposed of, or mortgaged, pledged or subjected to any Lien (other than a Permitted Lien or Borrowed Money Debt Lien to be released at Closing), any of the assets or properties of either Acquired Entity, except for inventory and other personal property sold or otherwise disposed of in the Ordinary Course of Business;
               (i) neither Acquired Company has (i) increased the base salary or base wages payable to any executive officer or Employee, other than normal and customary increases reasonably consistent with past practice or increases that otherwise were required by an Acquired Company’s obligations pursuant to applicable Law, (ii) increased severance obligations payable to any executive officer or Employee, (iii) made or committed to make any bonus payment to any executive officer or Employee other than payments or arrangements in the Ordinary Course of Business, (iv) loaned money to any executive officer or Employee or (v) cancelled any indebtedness owed to or claims held by a Holder or an Affiliate of such Holder.
               (j) there has not been any change by either of the Acquired Companies in any material respect in its accounting or Tax reporting principles, methods or policies;
               (k) neither Acquired Company has accelerated or delayed (i) collection of any account receivable in advance of or beyond its regular due date or the date when such liability would have been collected in the Ordinary Course of Business or (ii) payment of any account payable or other liability beyond or in advance of its due date or the date when such liability would have been paid in the Ordinary Course of Business;
               (l) neither Acquired Company has made or rescinded any election relating to Taxes, entered into any agreement or settlement with any Tax Authority, filed any amended Tax Return, surrendered any right to claim a refund of Taxes, or consented to any extension or waiver of the limitation period applicable to any Tax claim or assessment;

               (m) neither Acquired Company has made or committed to make any capital expenditures or capital additions or betterments in excess of $200,000 individually or $1,000,000 in the aggregate, except in accordance with the Acquired Companies’ 2011 Capital Expenditure Plan set forth in Annex C (the “CapEx Plan”);
               (n) neither Acquired Company has instituted or settled any legal actions, suits or other legal proceedings; and
               (o) neither Acquired Company has agreed, committed, arranged or entered into any understanding to do any of the foregoing, except as expressly permitted by this Agreement.
          6.7 Affiliate Transactions. Except as set forth in Schedule 6.7, no Holder, member, officer or manager of either Acquired Company, nor any of their respective Affiliates (a) is a party to any Contract with either Acquired Company or (b) owns any property or right which is used by either Acquired Company. Except as set forth in Schedule 6.7, there are no outstanding notes payable to, accounts receivable from or advances by either Acquired Company to, and neither Acquired Company is otherwise a creditor of, any Holder or any Affiliate of any Holder.
          6.8 Real Property. Neither Acquired Company owns any fee interest in any real property. Schedule 6.8 sets forth a correct and complete list of all real property in which either Acquired Company holds a leasehold interest (such property, the “Leased Real Property”). The Leased Real Property described in Schedule 6.8 constitutes all of the real property currently used in the conduct of the Business, and the Acquired Companies’ leasehold interests in the Leased Real Property are free and clear of Liens, except for Permitted Liens. All leases related to the Leased Real Property (the “Lease Agreements”), including all amendments and modifications thereto, are in full force and effect and constitute the legal, valid and binding obligations of the Acquired Company that is the lessee thereunder and, to the Knowledge of the Acquired Companies, any other party thereto in accordance with its respective terms, except as enforceability may be limited by Creditors’ Rights. There are no contractual or legal restrictions that preclude or restrict the ability of the Acquired Companies to use such Leased Real Property for the purposes for which it is currently being used. Except as set forth in Schedule 6.8, there are no subleases, assignments, occupancy agreements or other agreements granting to any Person (other than the Acquired Companies) the right of use or occupancy of any Leased Real Property, there is no Person (other than the Acquired Companies) in possession of any of such Leased Real Property, there exists no default (by landlord or tenant) under any lease documents, nor, to the Knowledge of the Acquired Companies, any event that with notice or lapse of time or both would constitute a default thereunder by either party, and all rent has been paid current in accordance with the terms of such lease documents. Complete and correct copies of the Lease Agreements, together with any existing title opinions, surveys and appraisals in the possession of the Acquired Companies or any policies of title insurance currently in force and in the possession of the Acquired Companies with respect to each parcel of Leased Real Property, have heretofore been made available to Buyer Parties. For the avoidance of doubt, “Leased Real Property” as used herein includes the facilities located at 3547 FM 236, and 3613 FM 236 in Victoria, Texas, for which leases will commence on August 1, 2011.

          6.9 Personal Property. Except as set forth in Schedule 6.9, the Acquired Companies have good title to (or a valid leasehold interest in) the tangible personal property currently used in the conduct of the Business (other than items of tangible personal property that individually and in the aggregate are immaterial to the operation of the Business), and such title or leasehold interests are free and clear of Liens, except for Borrowed Money Debt Liens to be released at the Closing and Permitted Liens. All items of tangible personal property which are, individually or in the aggregate, material to the operation of the Business are in good operating condition and repair (ordinary wear and tear excepted), and are otherwise of the condition and quality necessary to operate the Business in the Ordinary Course of Business. Any equipment manufactured by an Acquired Company has been designed and manufactured in accordance with prudent engineering and manufacturing standards.
          6.10 Legal Compliance; Permits. Schedule 6.10 contains a list of all material permits, licenses, certificates, authorizations and approvals granted by any Governmental Authority (each, a “Permit”) which are required to conduct the Business. Except as set forth in Schedule 6.10, (a) the Acquired Companies have conducted the Business in compliance in all material respects with all applicable Laws, (b) each Acquired Company holds all material Permits required to conduct the Business and each such Permit is valid, subsisting and in full force and effect, (c) neither Acquired Company is in default or violation in any material respect of any term, condition or provision of any Permit (and to the Knowledge of the Acquired Companies, no event has occurred which, with notice or the lapse of time or both, would constitute any such default or violation in any material respect), (d) neither Acquired Company has received written notice of or been charged with the violation of any Laws or material Permits and, to the Knowledge of the Acquired Companies, the Acquired Companies are not under investigation with respect to the violation of any Laws or material Permits and (e) neither Acquired Company is required to make any material expenditure outside of the Ordinary Course of Business within the six month period following the Execution Date to maintain compliance with any Permit. Notwithstanding the foregoing, this Section 6.10 shall not apply to any matters relating to tax matters, employee, labor and employment matters, employee benefit plan matters or environmental matters as it is the Parties’ intent that Sections 6.15, 6.17, 6.18 and 6.19, respectively, shall cover such matters exclusively.
          6.11 Contracts.
               (a) Schedule 6.11(a) sets forth a correct and complete list as of the Execution Date of the following Contracts to which either Acquired Company is a party or by which either of them or their respective assets or properties are bound (collectively, the “Scheduled Contracts”):
                         (i) each Contract for Borrowed Money Debt;
                         (ii) each Contract involving a remaining commitment by such Acquired Company to pay capital expenditures in excess of $200,000;
                         (iii) each Contract for the lease or sublease of real property;

                         (iv) each Contract for the lease of personal property involving aggregate payments in excess of $25,000 in any calendar year;
                         (v) except for Contracts of the nature described in clauses (i) through (iv) above, (A) each Contract involving aggregate payments by or to either Acquired Company in excess of $25,000 in any future calendar year that cannot be terminated by such Acquired Company upon 60 days’ or less notice without payment penalty in excess of $5,000, and (B) Contracts (or a group of related Contracts) which involve expenditure of more than $200,000 in the aggregate;
                         (vi) outstanding agreements of guaranty, surety or indemnification, direct or indirect, by either Acquired Company;
                         (vii) Contracts with either Acquired Company relating to the future provision of goods or services;
                         (viii) all employment and consulting Contracts;
                         (ix) each Contract that purports to limit an Acquired Company’s or an executive officer’s or any Holder’s freedom to compete in any line of business or in any geographic area or that purports to limit the Persons to whom an Acquired Company or an executive officer or any Holder may sell products or deliver services;
                         (x) each partnership, joint venture or other similar Contract, or Contract that that provides for the sharing of profits of either Acquired Company with any third party;
                         (xi) each Contract that relates to an acquisition, divestiture, merger or similar transaction that contains covenants, indemnities or other obligations, including “earn-outs” or contingent payment obligations, that are still in effect;
                         (xii) each Contract under which any payment in excess of $10,000 may be triggered or accelerated as a result of the execution and delivery of, or consummation of the transactions contemplated by, this Agreement;
                         (xiii) each security agreement, pledge, mortgage, deed of trust or other Contract granting a Lien on any material property or assets of an Acquired Company;
                         (xiv) each financial derivatives master agreement or confirmation, or futures account opening agreements and/or brokerage statements, or similar Contract, evidencing financial or commodity hedging or similar trading activities to which either Acquired Company is a party;
                         (xv) each Contract for (A) the sale of any assets of an Acquired Company other than in the Ordinary Course of Business, (B) for the grant to any Person of any preferential rights to purchase any assets of an Acquired Company and (C) that grants any right of first refusal or first negotiation with respect to any assets of an Acquired Company;

                         (xvi) each standstill or similar Contract;
                         (xvii) each Contract of the type contemplated by Section 6.12(a)(ii); and
                         (xviii) each collective bargaining agreement or similar Contract.
               (b) To the extent permitted by applicable Law, true, current and complete copies of the Scheduled Contracts, or, in the case of oral Contracts, a written description thereof, have been made available to the Buyer Parties. Except as set forth in Schedule 6.11(b), each Scheduled Contract is a legal, valid and binding obligation of the Acquired Company party thereto and, to the Knowledge of the Acquired Companies, of each other party thereto in accordance with its respective terms, except as enforceability may be limited by Creditors’ Rights and except for such Scheduled Contracts that have expired without default thereunder in accordance with their terms. Neither the Acquired Company party thereto nor, to the Knowledge of the Acquired Companies, any other party to such Scheduled Contracts, is (with or without the lapse of time or the giving of notice, or both) in breach or default thereunder, nor has such Acquired Company received notice that it is in breach or default thereunder, except for breaches and defaults that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
          6.12 Intellectual Property.
               (a) Schedule 6.12 sets forth a true and complete list of:
                         (i) all issued patents, patent applications, trademark registrations and applications, and copyright registrations and applications owned by an Acquired Company (the “Registered Company IP”), including the owner, registration or application date and registration or application number; and
                         (ii) all material Contracts to which an Acquired Company is a party relating to Intellectual Property, including those related to licensing Intellectual Property (other than licenses for computer software that is commercially available or licensed pursuant to “shrink-wrap,” “click-through” or other similar standard license agreements), including the parties and effective date.
               (b) The conduct of the Business by the Acquired Companies as currently or previously conducted does not infringe upon or misappropriate any Intellectual Property of any other Person. Except as set forth in Schedule 6.12, there are no claims, suits, actions or proceedings that are either pending or, to the Knowledge of the Acquired Companies, threatened in writing and, to the Knowledge of the Acquired Companies, no reasonable basis exists for any such claims, suits, actions or proceedings against any Acquired Company, for infringement or misappropriation of any Intellectual Property of any other Person or challenging any Acquired Company’s ownership, right to use or the validity of any Acquired Company IP (collectively, “Intellectual Property Claims”), and, to the Knowledge of the Acquired Companies, no third party is infringing or misappropriating the Intellectual Property of the Acquired Companies.

               (c) Except as set forth in Schedule 6.12, the Registered Company IP is in full force and effect. The Intellectual Property owned by or licensed to the Acquired Companies encompasses all of the Intellectual Property necessary for the operation of the Business by Parent immediately after the Closing Date, consistent with the operations of the Business by the Acquired Companies as currently conducted and as conducted during the 12 months preceding the Execution Date, the applicable Acquired Company owns or has a valid license to use such Intellectual Property and no Holder or employee owns any of such Intellectual Property, except as set forth in Schedule 6.12.
               (d) The Acquired Companies own or have the right to use all computer equipment presently used by the Acquired Companies in the operation of the Business as currently conducted. The use by the Acquired Companies of licensed computer software is in compliance in all material respects with the term of the applicable license or other contract between any Acquired Company and any third party.
          6.13 Brokers’ Fees. Except as set forth in Schedule 6.13, neither Acquired Company is liable for any investment banking fee, finder’s fee, brokerage payment or other like payment in connection with the origination, negotiation or consummation of the transactions contemplated by this Agreement that will be the obligation of either Acquired Company and neither Acquired Company is a party to any Contract which might give rise to any valid claim against either Acquired Company for any such fee or payment. The Acquired Companies have heretofore delivered to the Buyer Parties a true and complete copy of the engagement letter with Tudor, Pickering, Holt & Co., LLC (as redacted), which letter describes all potential liability or other obligation of any Acquired Company for fees, expenses or indemnification related to such engagement.
          6.14 Financial Statements.
               (a) Set forth in Schedule 6.14(a) are the following financial statements (collectively, the “Financial Statements”) of the Acquired Companies:
                         (i) (A) the audited balance sheets of Edge as of December 31, 2009 and December 31, 2010, and the related audited statements of operations, changes in members’ equity and cash flows for the 12 month periods ended December 31, 2009 and December 31, 2010 (the “Audited Edge Financial Statements”) and (B) the audited balance sheets of Summit as of December 31, 2009 and December 31, 2010, and the related audited statements of operations, changes in members’ equity and cash flows for the 12 month periods ended December 31, 2009 and December 31, 2010 (the “Audited Summit Financial Statements” and, together with the Audited Edge Financial Statements, the “Audited Financial Statements”); and
                         (ii) (A) the unaudited balance sheet of Edge as of March 31, 2011 and the related unaudited statement of operations for the three-month period ended March 31, 2011 (the “Unaudited Edge Financial Statements”) and (B) the unaudited balance sheet of Summit as of March 31, 2011 and the related unaudited statement of operations for the three-month period ended March 31, 2011 (the “Unaudited Summit Financial Statements” and, together with the Unaudited Edge Financial Statements, the “Unaudited Financial Statements”).

               (b) Except as disclosed in Schedule 6.14(b), the Financial Statements (i) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, subject, in the case of the Unaudited Financial Statements, to normal year-end audit adjustments and accruals and to the absence of notes and other textual disclosure required by GAAP, and (ii) fairly present in all material respects the financial condition and results of operations of the Acquired Companies at the respective dates and for the respective periods described above, subject, however, in the case of the Unaudited Financial Statements, to normal year-end audit adjustments and accruals and to the absence of notes and other textual disclosure required by GAAP, and (iii) have been prepared from, and are in accordance with, the Books and Records.
               (c) Since the date of the Unaudited Financial Statements, neither Acquired Company has incurred any obligation or liability of any type (whether accrued, absolute, contingent or otherwise) that would be required under GAAP to be reflected on a balance sheet of such Acquired Company or in the notes to the financial statements of such Acquired Company, in either case prepared in accordance with GAAP applied on a basis consistent with the balance sheet included in the Unaudited Financial Statements, other than any such liabilities or obligations incurred in the Ordinary Course of Business or as described on Schedule 6.14(c).
          6.15 Taxes. Except as set forth in Schedule 6.15:
               (a) all Tax Returns required to have been filed by the Acquired Companies have been duly and timely filed (taking into account extensions of time within which to file) and all such Tax Returns are correct and complete in all material respects;
               (b) all Taxes due and payable by or with respect to the Acquired Companies have been timely paid in full;
               (c) all Tax withholding and deposit requirements imposed on the Acquired Companies have been satisfied in full;
               (d) no Claims relating to Taxes are currently pending or have been proposed or threatened in writing against either Acquired Company and the Acquired Companies have no Knowledge that any Tax Authority intends to conduct an audit relating to any Acquired Company;
               (e) there are no pending Claims for unpaid Taxes due from either Acquired Company;
               (f) neither Acquired Company has in force any waiver of any statute of limitations in respect of Taxes or any extension of time with respect to a Tax assessment or deficiency;
               (g) no claim has ever been made in writing by a Tax Authority in a jurisdiction where an Acquired Company does not file Tax Returns that it is or may be subject to taxation in that jurisdiction;

               (h) there are no Liens for Taxes, other than Permitted Liens, on any of the Acquired Assets;
               (i) neither Acquired Company (i) is a party to a Tax allocation or sharing agreement or similar arrangement or (ii) has any liability for the Taxes of another Person as transferee, successor or by contract or otherwise or under Treasury Regulation Section 1.1502-6 (or any comparable provision of state, local or foreign Law) other than with respect to Tax Distributions to its direct or indirect owners pursuant to its Organizational Documents;
               (j) each Acquired Company is, and has been since its inception, properly treated, for U.S. federal income tax purposes, as either a partnership or an entity disregarded as separate from its owner;
               (k) neither Acquired Company has engaged in any “listed transaction” reportable pursuant to Treasury Regulation Section 1.6011-4 or any predecessor thereto; and
               (l) following the Closing neither Acquired Company will have any further obligation to make Tax Distributions to the Holders that will survive the Closing.
          6.16 Litigation. Except as set forth in Schedule 6.16, there are no Legal Proceedings pending or, to the Knowledge of the Acquired Companies, threatened against either Acquired Company. Except as set forth in Schedule 6.16, neither Acquired Company is subject to any judgment, court order, arbitration award, temporary or permanent injunction or similar decree of any Governmental Authority. Except as set forth in Schedule 6.16, no Acquired Company is engaged in any material Legal Proceeding to recover monies due it or for damages sustained by it.
          6.17 Employees; Employee Matters. Except as set forth in Schedule 6.17 and except for the Plans and the Change of Control Payments contemplated by this Agreement:
               (a) the Acquired Companies have not entered into and are not bound by or subject to any collective bargaining agreement or any Contract with any employee, independent contractor, officer, manager or director of either Acquired Company (collectively, the “Employees”) or labor union;
               (b) each Acquired Company is in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, wages and hours, occupational safety and health, employee and independent contractor classification, concerted activity, non-discrimination, termination of employment, facility closures and layoffs and notice thereof, hiring of non-United States citizens and the payment and withholding of employment-related Taxes and is not engaged in any material unfair labor or material unfair employment practices;
               (c) there are no charges, investigations, administrative proceedings or formal complaints of discrimination (including discrimination based upon sex, age, marital status, race, national origin, sexual preference, handicap, disability or veteran status) or violation of unfair labor practices involving an Acquired Company pending or, to the Knowledge of the Acquired Companies, threatened, and, to the Knowledge of the Acquired Companies, there are no facts or circumstances that would reasonably be expected to result in any such charges, investigations, administrative proceedings or formal complaints;
               (d) there are no pending or, to the Knowledge of the Acquired Companies, threatened charges, investigations, administrative proceedings or formal complaints of overtime or wage violations or worker classifications involving an Acquired Company pending before the Department of Labor or any other federal, state or local agency or court;
               (e) there are no pending or, to the Knowledge of the Acquired Companies, threatened citations, investigations, administrative proceedings or formal complaints of violations of local, state or federal occupational safety and health laws pending before the Occupational Safety and Health Administration or any federal, state or local agency or court involving an Acquired Company;
               (f) the Acquired Companies have provided to Parent a true and correct list of all “plant closings” (as defined in WARN) of an Acquired Company, if any, for the last 90 days; and
               (g) since January 1, 2008, there have been no, and currently there are no, pending or, to the Knowledge of the Acquired Companies, threatened workers’ compensation claims, actions or suits against either of the Acquired Companies, and, to the Knowledge of the Acquired Companies, there are no facts or circumstances that would reasonably be expected to result in any such claims, actions or suits.
          6.18 Employee Benefit Matters.
               (a) Schedule 6.18(a) sets forth a correct and complete list of all material Benefit Plans maintained, sponsored or contributed to, directly or indirectly, by the Acquired Companies (the “Plans”) for the benefit of any Employee.
               (b) There has been made available to Buyer Parties, with respect to each Plan, the following: (i) a copy of the most recent annual report (if required under ERISA) with respect to each such Plan (including all schedules and attachments); (ii) a copy of the summary plan description (if required under ERISA), together with each summary of material modification required under ERISA with respect to such Plan; (iii) a true and complete copy of each such written Plan and all amendments thereto; and (iv) with respect to each such Plan that is intended to be qualified under Section 401(a) of the Code, the most recent determination letter or opinion or approval letter issued by the Internal Revenue Service with respect to the qualified status of such Plan.
               (c) Each Plan in its operation and administration has been established, made available, and administered in compliance in all material respects with all applicable Laws. Each Plan that is intended to be tax qualified under Section 401(a) of the Code is subject to a current Internal Revenue Service opinion letter with respect to the qualified status of the form of such Plan or has received a current favorable determination letter or has pending, or has time remaining (before expiration of the remedial amendment period set forth in Section 401(b) of the Code) in which to file, an application for such determination from the Internal Revenue Service, and, to the Knowledge of the Acquired Companies, there is not any reason why any such determination letter (or opinion letter) should be revoked or not be issued or reissued.
               (d) All contributions (including all employer contributions and employee salary reduction contributions) required to have been made under any of the Plans to any funds or trusts established thereunder or in connection therewith prior to the date of this Agreement have been made and all contributions properly accrued as of the date of this Agreement as liabilities of the Acquired Companies that have not been paid have been properly recorded in the Financial Statements, excluding such failures that individually or in the aggregate are not material.
               (e) No Plan is covered by Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code. Neither of the Acquired Companies nor any ERISA Affiliate of either of the Acquired Companies contributes to or has an obligation to contribute to, and has not at any time within six years prior to the Execution Date contributed to or had an obligation to contribute to any plan covered by Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, or any “multiemployer plan” as defined in Section 3(37) of ERISA.
               (f) Schedule 6.18(f) sets forth a list of the individuals who are entitled to receive any single trigger cash payment in connection with a change in control under their respective employment agreements or any other Plan or Contract, and the amount of such change in control payment. Except (i) as set forth in Schedule 6.18(f), (ii) as a result of the Change of Control Payments contemplated by this Agreement or (iii) as contemplated by Section 8.4, no compensation or remuneration of any kind or nature may become payable to any Employee or may become vested or earned or the payment or funding of which may be accelerated, in whole or in part, by reason of the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement (whether alone or in conjunction with a subsequent event).
               (g) Each Plan that is subject to Section 409A of the Code has been documented and operated in good faith compliance with Section 409A of the Code and the applicable rules and regulations promulgated thereunder.
          6.19 Environmental Matters. Except as set forth in Schedule 6.19:
               (a) the operations of the Acquired Companies are and since inception have been in compliance in all material respects with all Environmental Laws, which compliance includes the possession and maintenance of, and material compliance with, all material Permits required under all applicable Environmental Laws to conduct the Business;
               (b) neither of the Acquired Companies is subject to any outstanding written consent, order, judgment or consent decree issued by a Governmental Authority under any Environmental Laws;
               (c) neither of the Acquired Companies has received any written notification of any Claim and, to the Knowledge of the Holders, none are threatened or pending, in which it is alleged that either Acquired Company has failed to comply with or may be subject to potential liability under any Environmental Law;

               (d) there have been no releases of Hazardous Materials by either Acquired Company (i) in, on, under or from any property currently leased by either of the Acquired Companies, or, to the Knowledge of the Acquired Companies, any property formerly owned or leased by either of the Acquired Companies (during the time period of the Acquired Companies’ ownership or occupancy) or (ii) on or at any property not owned or leased by the Acquired Companies, in each case that would reasonably be expected to result in material liability to the Acquired Companies;
               (e) neither Acquired Company has been notified in writing that it is or may be a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) or any equivalent state Law, and the Acquired Companies have not received any requests for information pursuant to Section 104(e) of CERCLA or any equivalent state Laws;
               (f) neither Acquired Company has by Contract (other than the Lease Agreements and master service agreements or similar agreements with customers entered into in the Ordinary Course of Business or pursuant to rights to indemnification existing in favor of Acquired Company Indemnitees as provided as of the Execution Date in the respective Organizational Documents of the Acquired Companies) assumed or retained any liability of any third party relating to environmental, health or safety matters, including responsibility to indemnify any third party for, defend against or retain any liability arising under any Environmental Law; and
               (g) every environmental site assessment, report, investigation, study or audit in the possession of either Acquired Company with respect to any property presently or formerly owned, operated, leased or used by either Acquired Company has been identified and made available to the Buyer Parties.
          6.20 Insurance. Schedule 6.20 sets forth (a) a true and complete list of all material policies, binders, and insurance contracts under which either Acquired Company, the Business or any of the Acquired Assets is insured (the “Insurance Policies”) and (b) a true and complete list of any material policies, binders and insurance contracts under which (i) Edge was previously insured since the date of Edge’s formation or (ii) Summit was previously insured since May 6, 2009. Each of the Insurance Policies is in full force and effect and all premiums due with respect to all Insurance Policies have been paid. Neither Acquired Company has received written notice of any cancellation or any threatened cancellation of any Insurance Policy and, except as set forth on Schedule 6.20, the Insurance Policies will continue to be in full force and effect immediately after Closing. Except as set forth on Schedule 6.20, with respect to each Insurance Policy, there is no claim by either Acquired Company pending or completed under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. The Acquired Companies have heretofore delivered or made available to the Buyer Parties current and complete copies of the Insurance Policies.
          6.21 Sufficiency of Acquired Assets. Except as set forth on Schedule 6.21, the Acquired Assets encompass all of the assets and properties necessary for the operation of the Business by Parent immediately after the Closing Date, consistent with the operations of the

Business by the Acquired Companies as currently conducted and as conducted during the 12 months preceding the Execution Date.
          6.22 Bank Accounts. Schedule 6.22 sets forth (i) the name of each financial institution with which either of the Acquired Companies has borrowing or investment agreements, deposit or checking accounts or safe deposit boxes and (ii) the types of those arrangements and accounts, including the names in which the accounts or boxes are held, the account or box numbers and the name of each Person authorized to draw thereon or have access thereto.
          6.23 No Breach of Settlement Agreement. The Acquired Companies and the executive officers and Employees thereof have operated the Business in compliance with and are not in breach of or default under the Settlement Agreement, and all amounts owing under the Settlement Agreement have been paid in full in accordance therewith, including all amounts required to be paid in order to permit the Brewer Parties (as defined in the Settlement Agreement) to obtain early release of the agreed injunction thereunder.
          6.24 Absence of Warranty Claims. Except as set forth on Schedule 6.24, no warranty claims have been made against either Acquired Company since January 1, 2008.
ARTICLE VII
REPRESENTATIONS AND WARRANTIES
OF THE BUYER PARTIES
          Each Buyer Party jointly and severally represents and warrants to the Seller Parties as set forth below.
          7.1 Authority; Enforceability. Each Buyer Party has the requisite corporate or limited liability company power and authority to execute each Transaction Document to which it is, or will be as of the Closing, a party, and to perform its obligations under each Transaction Document to which it is, or will be as of the Closing, a party. The execution, delivery and performance of each Transaction Document to which any Buyer Party is, or will be as of the Closing, a party, has been duly and validly authorized by all required action of such Buyer Party. This Agreement has been, and each of the other Transaction Documents to which any Buyer Party is, or will be a party as of the Closing, has been or will be (when executed and delivered at the Closing) duly and validly executed and delivered by such Buyer Party. Assuming the due authorization, execution and delivery by the other parties thereto, this Agreement constitutes, and each of the other Transaction Documents to which any Buyer Party is, or will be as of the Closing, a party, will constitute (when executed and delivered at the Closing), the valid and binding obligation of such Buyer Party, enforceable against such Buyer Party in accordance with its terms, except as enforceability may be limited by Creditors’ Rights.
          7.2 Consents, Absence of Conflicts.
               (a) Except for (i) the filings, consents, approvals, authorizations and notices set forth opposite such Buyer Party’s name in Schedule 7.2(a) and (ii) filings under the HSR Act (collectively, the “Buyer Approvals”), no consent, approval or authorization of, filing with, or notice to, any Person (including any Governmental Authority) is required for the execution or delivery of any Transaction Document to which such Buyer Party is, or will be as of the Closing, a party by such Buyer Party or the consummation by such Buyer Party of the transactions contemplated thereby, other than those filings, consents, approvals, authorizations and notices: (1) as have been obtained or given prior to the Execution Date; or (2) the failure of which to obtain or give would not reasonably be expected to impair in any material respect the ability of such Buyer Party to timely perform its obligations under the Transaction Documents to which it is, or will be as of the Closing, a party, or prevent or materially delay consummation of the transactions contemplated thereby.
               (b) The execution and delivery of each Transaction Document to which each Buyer Party is, or will be as of the Closing, a party, by such Buyer Party and the performance by such Buyer Party of its obligations thereunder and the consummation of the transactions contemplated thereby by such Buyer Party (assuming the Buyer Approvals have been made, given or obtained) will not:
                         (i) violate or breach any Laws applicable to such Buyer Party;
                         (ii) conflict with or violate the Organizational Document of such Buyer Party; or
                         (iii) (w) breach, conflict with or violate any Contract to which such Buyer Party is a party or by which such Buyer Party may be bound, (x) result in the termination of any such Contract, (y) result in the creation of any Lien upon any of the properties or assets of such Buyer Party or (z) constitute an event which, after notice or lapse of time or both, would result in any such breach, conflict, violation, termination or creation of a Lien;
except, in the case of clauses (i) and (iii) above, as would not reasonably be expected to impair in any material respect the ability of such Buyer Party to timely perform its obligations under the Transaction Documents to which it is a party or prevent or materially delay consummation of the transactions contemplated thereby.
          7.3 Organization; Existence and Good Standing. Parent is a corporation duly formed, validly existing and in good standing under the laws of Maryland. Each of Merger Sub I and Merger Sub II is a limited liability company duly formed, validly existing and in good standing under the laws of Louisiana. Each Buyer Party has all requisite corporate or limited liability company power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. True and complete copies of the Organizational Documents of each of the Buyer Parties, as amended to date and presently in effect, have been made available to the Seller Parties.
          7.4 Parent Capitalization.
               (a) The authorized capital stock of Parent consists of 200,000,000 shares of Parent Common Stock.
               (b) As of close of business June 30, 2011 (the “Capitalization Date”), (i) 142,977,896 shares of Parent Common Stock were issued and outstanding, of which 3,055,758 shares were issued under Parent’s equity incentive plans and are restricted and subject to transfer restrictions and forfeiture, (ii) 2,379,420 shares of Parent Common Stock were subject to outstanding options issued under Parent’s equity incentive plans and at least a like number of shares of Parent Common Stock were reserved for issuance in respect of such options, (iii) 29,153 restricted stock units (which may be settled, at Parent’s discretion, in shares of Parent Common Stock or payment in cash equal to the fair market value of a shares of Parent Common Stock on such vesting date) issued under Parent’s equity incentive plans were outstanding and (iv) 404,634 stock appreciation rights (which entitle the recipient thereof to receive a payment, paid in the form of Parent Common Stock, equal to the difference between the exercise price and the fair market value of a share of Parent Common Stock on the date of exercise, multiplied by the number of shares of Parent Common Stock exercised thereunder) issued under Parent’s equity incentive plans were outstanding. Between the Capitalization Date and the Execution Date, there have been no issuances of shares of Parent Common Stock, other than issuances pursuant to options or restricted stock units outstanding and issuances of shares of restricted stock awards under Parent’s equity incentive compensation plans.
               (c) Except as set forth in the immediately preceding paragraph or on Schedule 7.4(c): (i) there are no Contracts (including options, warrants, calls and preemptive rights) obligating Parent to (A) issue, sell, pledge, dispose of or encumber any Interests in Parent, (B) redeem, purchase or acquire in any manner any Interests in Parent or any securities convertible, exercisable or exchangeable into Interests in Parent, (C) make any dividend or distribution of any kind with respect to any Interests in Parent or (D) provide to any Person any rights with respect to the registration under the Securities Act of any Interests of Parent (or to allow any participation in the profits or appreciation in value of Parent); (ii) there are no outstanding or authorized equity appreciation, phantom equity, profit participation or similar rights affecting the Interests in Parent; and (iii) Parent is not a party or subject to, and to the Knowledge of Parent, there are no voting trusts, proxies, or other shareholder or similar agreements or understandings with respect to the voting of Interests in Parent.
               (d) Except as set forth on Schedule 7.4(d), all of the outstanding Interests of Parent’s Subsidiaries that are owned by Parent are owned by Parent, directly or indirectly, free and clear of all Liens other than transfer restrictions of general applicability imposed thereon by applicable securities Laws, except for such Liens that would not reasonably be expected to have a Parent Material Adverse Effect.
          7.5 Representation as to Parent Share Consideration. The Parent Share Consideration, when issued, sold and delivered in accordance with the terms of this Agreement for the consideration contemplated by this Agreement, will be duly authorized and validly issued, fully paid and nonassessable, and will be free of all mortgages, pledges, security interests, or other Liens of any nature and restrictions imposed by or through Parent and will not have been issued or sold in violation of the preemptive rights of any Person or applicable securities Laws.
          7.6 Parent SEC Filings. Parent filed with the Commission (a) its Annual Report on Form 10-K for the fiscal year ended December 31, 2010, (b) such Quarterly Reports on Form 10-Q since December 31, 2010 as are required to be filed pursuant to the Exchange Act, (c) such Current Reports on Form 8-K since December 31, 2010 as are required to be filed pursuant to the Exchange Act, (d) all proxy statements relating to all meetings of Parent’s stockholders (whether annual or special) since December 31, 2010, and (e) all other reports required to be filed by Parent with the Commission after December 31, 2010 pursuant to Section 13(a) of the Exchange Act (each such document, excluding any exhibits thereto, a “Parent SEC Filing”). Except as set forth on Schedule 7.6, each Parent SEC Filing, at the time such report was filed with or furnished to the Commission complied in all material respects with the Securities Act and the Exchange Act. No Parent SEC Filing, at the time such report was filed with or furnished to the Commission, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading. The financial statements of Parent included in the Parent SEC Filings complied as to form in all material respects with published rules and regulations of the Commission with respect thereto, were prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited financial statements, as permitted under Form 10-Q or Form 8-K under the Exchange Act) and fairly presented in all material respects the consolidated financial position of Parent and its consolidated subsidiaries as of the respective dates thereof and the consolidated results of Parent’s operations and cash flows for the periods indicated (subject, in the case of unaudited statements, to normal and recurring year end audit adjustments). Parent is not an ineligible issuer as defined in Rule 405 under the Securities Act.
          7.7 No Material Adverse Change.
               (a) Since December 31, 2010, except as set forth in or contemplated by the Parent SEC Filings filed since December 31, 2010 and on or prior to the Execution Date, there has not been any event, occurrence or development which has had, or which would reasonably be expected to have, a Parent Material Adverse Effect.
               (b) Parent (i) has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act, and (ii) has disclosed, based on the most recent evaluations of internal control over financial reporting by its chief executive officer and its chief financial officer, to Parent’s outside auditors and the audit committee of Parent’s Board of Directors (A) any significant deficiencies or material weaknesses (as such terms are defined in the Public Company Accounting Oversight Board’s Auditing Standard No. 2 or No. 5, as applicable) in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees of Parent who have a significant role in Parent’s internal control over financial reporting. To the Knowledge of Parent, there is no reason that Parent’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, without qualification, when next due.
          7.8 Financial Ability. The Buyer Parties have, and at the Closing will have, (a) sufficient internal funds to fund all amounts to be paid by the Buyer Parties upon the consummation of the transactions contemplated by this Agreement and to satisfy all of their other costs and expenses arising under the Transaction Documents and (b) have, and at the

Closing will have, the resources and capabilities (financial or otherwise) to perform their obligations under the Transaction Documents.
          7.9 Brokers’ Fees. Except as set forth on Schedule 7.9, no Buyer Party is liable for any investment banking fee, finder’s fee, brokerage payment or other like payment in connection with the origination, negotiation or consummation of the transactions contemplated herein that will be the obligation of any Holder, including any monitoring fees, financial services or similar fees payable to an Affiliate of any Buyer Party, and no Buyer Party is a party to any agreement which might give rise to any valid claim against any Holder for any such fee or payment.
ARTICLE VIII
COVENANTS AND OTHER AGREEMENTS
          8.1 Covenants Regarding the Acquired Companies. From the Execution Date through Closing, except as required by the other terms of this Agreement (including Section 8.15), set forth in Schedule 8.1 or approved in writing by a Senior Vice President of Parent, the Acquired Companies shall, and Seller Parties shall cause the Acquired Companies to: (i) conduct their business operations, activities and practices in the Ordinary Course of Business; and (ii) use commercially reasonable efforts to (A) preserve the present business operations, organization and goodwill of the Acquired Companies and preserve the present relationships with Employees and Persons having business dealings with the Acquired Companies (including customers and suppliers) and (B) maintain the Acquired Assets in good operating condition, ordinary wear and tear excepted. Without limiting the foregoing, without the consent or approval of Buyer Parties, (but subject to applicable law) neither Acquired Company shall (1) pay, dividend or distribute to its members any cash or cash equivalents, other than Tax Distributions made in accordance with an Acquired Company’s Organizational Documents in the Ordinary Course of Business and (2) except as set forth in Schedule 8.1 or contemplated by the other terms of this Agreement:
               (a) amend its Organizational Documents;
               (b) issue, grant or sell any Interests;
               (c) purchase, redeem or otherwise acquire or retire for value any Interests;
               (d) incur any Borrowed Money Debt or otherwise incur, assume or guarantee any indebtedness or issue or sell any debt securities, other than (i) borrowings in the Ordinary Course of Business, which will be included in the Debt Payoff Amount, (ii) borrowings incurred for the purpose of making the capital expenditures set forth in the CapEx Plan, which will be included in the Debt Payoff Amount, (iii) intercompany loans between the Acquired Companies in the Ordinary Course of Business or (iv) issuances of promissory notes to pay Tax distributions made in accordance with an Acquired Company’s Organizational Documents, which will be included in the Debt Payoff Amount;
               (e) (i) except in the Ordinary Course of Business, terminate, amend in any material respect or grant a waiver of any material term of, or give any material consent with respect to, any Scheduled Contract, (ii) enter into a Contract after the Execution Date that would be a Scheduled Contract if entered into prior to the Execution Date (other than Contracts providing for capital expenditures set forth in the CapEx Plan or otherwise permitted by Section 8.1(l)), (iii) enter into any Contract that would be breached by, require the consent of any third party in order to continue in full force following, or require payment to be made by either Acquired Company in connection with, consummation of the transactions contemplated by this Agreement, (iv) enter into any Contract that requires or provides for a Credit Support Obligation or (v) release any Person from any confidentiality, noncompetition or similar Contract;
               (f) mortgage, pledge or subject to any Lien (other than Credit Agreement Liens and Permitted Liens), any of the assets or properties of the Acquired Companies;
               (g) settle or compromise any Claim other than Claims involving less than $50,000 in the aggregate;
               (h) other than in the Ordinary Course of Business or except as required by applicable Laws or Benefit Plans set forth in Schedule 6.18(a), (i) increase the annual base salary or base wages of any executive officer or other Employee of either Acquired Company, (ii) grant any bonus or incentive compensation to any executive officer or other Employee, (iii) increase the coverage or benefits available under any (or create any new) Plan or any severance pay, vacation pay, deferred compensation, bonus or other incentive compensation plan or arrangement made to, for, or with any executive officer or other Employee of either Acquired Company or otherwise amend any such plan or arrangement or (iv) enter into any employment, deferred compensation, severance, consulting, non-competition or similar agreement (or amend or terminate any such agreement) involving any executive officer or other Employee;
               (i) make, change or revoke any election in respect of Taxes, make any agreement or settlement with any Tax Authority, file any amended Tax Return, surrender any right to claim a refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any Tax Claim or assessment;
               (j) except as may be required by applicable Laws or under GAAP, change in any material respect any accounting method;
               (k) sell, assign, lease or otherwise dispose of any of its assets or properties in excess of $50,000 in the aggregate, except sales of worn-out or obsolete equipment or trade-ins of equipment in connection with capital expenditures in the Ordinary Course of Business;
               (l) make any capital expenditure or expenditures which (A) involves the purchase of real property or (B) except in the Ordinary Course of Business or as may be necessitated by an emergency situation, is in excess of $200,000 individually or $1,000,000 in the aggregate (excluding for purposes of such limitations any capital expenditures provided for in the CapEx Plan);
               (m) directly or indirectly acquire by merging or consolidating with, or by purchasing all of or a substantial Interest in, or by any other manner (including asset purchases), any Person or division, business or Interest of any Person;

               (n) make any investment (by contribution to capital, property transfers, purchase of Interests, guarantees or otherwise) in, or loan or advance (other than extensions of credit to customers and travel and similar advances to Employees, in each case in the Ordinary Course of Business) to, any Person other than an Acquired Company in the Ordinary Course of Business;
               (o) adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization other than the transactions contemplated by this Agreement;
               (p) communicate with Employees relating to benefits and compensation following the Closing;
               (q) take or agree to take any actions that would reasonably be expected to impede or delay the ability of the Parties to satisfy any of the conditions to the Closing set forth in this Agreement in any material respect; or
               (r) take or agree to take any of the actions described above.
          8.2 HSR Act Filings.
               (a) As soon as practicable following the Execution Date, but in any event within 10 Business Days after the Execution Date, the Parties shall make such filings as may be required by the HSR Act with respect to the transactions contemplated by the Transaction Documents. Thereafter, the Parties shall file as promptly as practicable all reports, documents, data or materials required or requested by the U.S. Federal Trade Commission or the U.S. Department of Justice (each, an “Antitrust Authority”) pursuant to the HSR Act or otherwise, including requests for additional information concerning such transactions, and shall take such actions as reasonably required (including requesting early termination) so that the waiting period specified in the HSR Act will expire or be terminated as soon as reasonably possible after the Execution Date. Without limiting the foregoing, the Parties shall (i) use commercially reasonable efforts to oppose any preliminary or permanent injunction sought by any Governmental Authority under any applicable antitrust law preventing the consummation of the transactions contemplated by this Agreement and the other Transaction Documents, (ii) subject to Section 8.2(c) and applicable Laws, provide each other with advance copies and a reasonable opportunity to comment on any submission or other proposed written communication to any Antitrust Authority and (iii) use commercially reasonable efforts to persuade any Antitrust Authority that no Remedial Action is necessary in connection with the transactions contemplated by this Agreement.
               (b) For purposes of this Section 8.2, a “Remedial Action” shall consist of any request or requirement of an Antitrust Authority to (i) pay any amounts (other than the payment of filing fees and expenses and fees of counsel), (ii) commence litigation, (iii) hold separate (including by trust or otherwise) or divest any businesses, product lines or assets of the Buyer Parties, the Acquired Companies or any of their respective Affiliates, (iv) agree to anything referred to in clause (iii) or to any alteration of or limitation on the operation or conduct of the business of any of the Buyer Parties, the Acquired Companies or any of their respective Affiliates or (v) waive any of the conditions to this Agreement set forth in Article IX, in each case in order to obtain the expiration of the applicable waiting period or to avoid litigation. For the avoidance of doubt, the Parties and their respective Affiliates shall not be required, in connection with the matters covered by this Section 8.2, to commence litigation or take any Remedial Action. The Buyer Parties shall pay the statutory filing fee associated with filings under the HSR Act.
               (c) The Buyer Parties and the Seller Parties shall cause their respective counsel to furnish the other party such necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of necessary filings or submissions under the provisions of the HSR Act. The Buyer Parties and the Seller Parties shall cause their respective counsel to supply to the other party copies of all correspondence, filings or written communications by such party or its Affiliates with any Governmental Authority or staff members thereof, with respect to the transactions contemplated by this Agreement and the other Transaction Documents, except for the HSR Notification and Report Forms or communications regarding the same, or documents or information submitted in response to any request for additional information or documents pursuant to the HSR Act which reveal any Party’s negotiating objectives, strategies or merger consideration expectations. The Parties may provide such communications in a manner that protects any legally applicable privilege. The Buyer Parties and the Seller Parties (i) will promptly notify each other of any written communication received from any Governmental Authority pertaining to this Agreement or the transactions contemplated hereby, and (ii) agree not to participate in any substantive meeting or discussion with any such Governmental Authority in respect of any filing, investigation, or inquiry concerning this Agreement or the transactions contemplated hereunder unless it consults with the other in advance and, to the extent permitted by such Governmental Authority, gives the other the opportunity to attend.
          8.3 Information, Access and Assistance.
               (a) Prior to the Closing, the Seller Parties and Buyer Parties each shall keep the other Parties apprised of the status of matters relating to completion of the transactions contemplated by this Agreement, including promptly furnishing the other Parties with copies of notices or other communications from any Governmental Authority with respect to the transactions contemplated by this Agreement and, in the case of the Seller Parties, promptly furnishing Buyer Parties with copies of notices or other communications from any third party with respect to the transactions contemplated by this Agreement. Prior to the Closing, the Seller Parties and Buyer Parties each shall give prompt notice to the other of any development or combination of developments that, individually or in the aggregate, is reasonably likely to prevent, materially delay or materially impair its ability to consummate the transactions contemplated by this Agreement. Without limiting the foregoing, (i) the Seller Parties shall give notice to the Buyer Parties as promptly as reasonably practicable upon becoming aware of any fact, change, condition, event, occurrence or non-occurrence that if it occurred or was continuing as of the Closing Date would result in a failure of a condition set forth in Section 9.2(a) or 9.2(b) or the institution of, or the threat of institution of, any Legal Proceeding against any of the Seller Parties relating to this Agreement or the transactions contemplated hereby and (ii) the Buyer Parties shall give notice to the Seller Parties as promptly as reasonably practicable upon becoming aware of any fact, change, condition, event, occurrence or non-occurrence that if it occurred or was continuing as of the Closing Date would result in a failure of a condition set forth in Section 9.3(a) or 9.3(b) or the institution of, or the threat of institution of, any Legal Proceeding against the Buyer Parties relating to this Agreement or the transactions contemplated herein; provided, however, that any notice delivered pursuant to the foregoing sentences shall not have any effect on the rights or obligations of any Party set forth in Article XI.
               (b) Upon receipt of reasonable advance notice and subject to applicable Law, the Acquired Companies will and the Seller Parties shall cause the Acquired Companies to, afford the Buyer Parties and their respective representatives, accountants and counsel reasonable access from the Execution Date through the Closing Date, during normal business hours, solely in furtherance of the Buyer Parties’ investigation of the Acquired Companies, to the Acquired Companies’ offices, properties, personnel, Contracts, Books and Records, and officers, and will furnish the Buyer Parties with such additional information concerning the Acquired Companies’ business, properties and personnel as may be reasonably requested. Notwithstanding the foregoing, (i) the Buyer Parties shall have no right of access to, and the Acquired Companies shall have no obligation to provide to the Buyer Parties, (A) information relating to bids received from others in connection with the transactions contemplated by this Agreement and information and analysis (including financial analysis) relating to such bids or (B) any information the disclosure of which would jeopardize any privilege available to any Seller Party, (C) any information the disclosure of which would cause any Seller Entity or any of their Affiliates to breach a confidentiality obligation or (D) any information the disclosure of which would result in a violation of Law; provided, however, that in the case of clauses (B) and (C), Seller Parties and the Acquired Companies shall use commercially reasonable efforts to make reasonable and appropriate substitute disclosure arrangements; and (ii) without the prior written consent of the Agent (which will not be unreasonably withheld, conditioned or delayed), the Buyer Parties shall not contact any suppliers to, or customers of, either Acquired Company with respect to the transactions contemplated by this Agreement. Notwithstanding anything to the contrary in this Agreement, prior to the Closing the Buyer Parties shall not be permitted to perform any “Phase II assessment” or subsurface investigation of any of the Leased Real Properties, including but not limited to soil, sediment or groundwater testing or sampling, borings, or installation or sampling of monitoring wells without the prior written consent of the Agent.
               (c) All information obtained pursuant to this Section 8.3 shall be “Confidential Information” as such term is used in the Confidentiality Agreements and shall be subject to the terms thereof.
               (d) Notwithstanding anything to the contrary herein, except as set forth in Section 13.6, no information provided to the Buyer Parties pursuant to this Section 8.3 shall limit or otherwise affect the remedies available hereunder (including the right to seek indemnification pursuant to Article XII), or the representations or warranties of, or the conditions to the obligations of, the Parties hereto.

          8.4 Vesting of Interests.
               (a) Edge shall cause all outstanding Edge Interests that are not fully vested to become fully vested immediately prior to the Effective Time.
               (b) Summit shall cause all outstanding Summit Interests that are not fully vested to become fully vested immediately prior to the Effective Time.
               (c) As of the Effective Time, by virtue of the Mergers and without any action on the part of any holder thereof, the outstanding Edge Interests and Summit Interests described in this Section 8.4 shall for all purposes of this Agreement be treated the same as the outstanding Edge Interests and Summit Interests described in Section 2.1(f) of this Agreement, and shall cease to be outstanding and shall be converted into the right to receive, at the Effective Time, such portion of the Merger Consideration to be issued in consideration thereof at Closing in accordance with Section 2.2. Each of the Parent, the Agent and the Escrow Agent (without duplication) shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of outstanding Edge Interests and Summit Interests such amounts as may be required to be deducted and withheld with respect to the making of any such payment under applicable Tax Law. Any amounts so deducted, withheld and paid over to the appropriate Tax Authority shall be treated for all purposes of this Agreement as having been paid to the holder of the Edge Interests and/or Summit Interests in respect of which such deduction or withholding was made.
          8.5 Non-Competition; Acquired Company Confidential Information.
               (a) For a period from the Closing Date until the earlier of (i) the fifth anniversary of the Closing Date or (ii) the third anniversary of the date of the termination of the applicable Subject Holder’s employment with Parent or one of its Affiliates,
                              (A) no Holder listed in Schedule 8.5(a)-1 (each, a “First Tier Subject Holder”) shall, directly or indirectly, carry on or engage in; own, manage, operate, control or participate in the ownership, management, operation or control of; or be employed by, consult for or be connected in any other manner with any business engaged in by the Acquired Companies as of the Closing Date (any such business, a “Restricted Business”) in the continental United States;
                              (B) no Holder listed in Schedule 8.5(a)-2 (each, a “Second Tier Subject Holder” and, together with the First Tier Subject Holders, the “Subject Holders”) shall, directly or indirectly, carry on or engage in; own, manage, operate, control or participate in the ownership, management, operation or control of; or be employed by, consult for or be connected in any other manner with any Restricted Business in the geographic areas within the specified parishes and counties set forth on Schedule 8.5(a)-2 or in any other geographic area of the United States in which the Acquired Companies conducted the Restricted Business during the 12 months prior to the Closing Date;
                              (C) no Subject Holder shall solicit from any Person that was a customer of an Acquired Company or prospective customer of an Acquired Company with whom such Subject Holder had any contact, in each case, as of or during the 12 months prior to the Closing Date, the sale, rental or other provision of goods, services or a combination of goods and services that are the same as or similar to those offered by an Acquired Company; and
                              (D) no Subject Holder shall, directly or indirectly cause, solicit, induce or encourage any Continuing Employee to leave such employment. (for purposes of clarification, any such Employee whose employment with either Acquired Company (or either of the Surviving Entities) terminates without violation of this Section 8.5 may be solicited and hired by any such Subject Holder without restriction under this Section 8.5);
provided, however, that (y) the restrictions contained in this Section 8.5(a) shall not restrict any Subject Holder’s activities on behalf of the Parent or any of its Affiliates and (z) the restrictions contained in paragraphs (A) and (B) of this Section 8.5(a) shall not restrict the acquisition by any Subject Holder of (1) any Interests in Parent or (2) less than 2% of the outstanding capital stock of any other publicly traded company engaged in a Restricted Business.
               (b) The Subject Holders hereby acknowledge and agree that, during the course of their association with the Acquired Companies, they have gained certain confidential and proprietary information and trade secrets of the Acquired Companies and the Business (“Acquired Company Confidential Information”), including information with respect to customers and potential customers, new lines of business and areas of operation, suppliers, pricing, bids, projects, pricing methods, operations, processes, protocols, products, inventions, business practices, finances, compensation paid to employees or other terms of employment, the use or disclosure of which by any Subject Holder would be detrimental to Acquired Companies and the Buyer Parties. Accordingly, for so long as the restrictions set forth in Section 8.5(a) are in place, each Subject Holder shall (i) maintain in confidence and not directly or indirectly use, disseminate, disclose or publish, or use for his benefit or the benefit of any Person other than the Parent and its Affiliates Acquired Company Confidential Information, and (ii) not possess other than in its capacity as an officer or employee of the Parent or its Affiliates or deliver to any Person any document, record, notebook, laptop computer, computer program or similar repository of or containing any such Acquired Company Confidential Information. Notwithstanding the foregoing, (A) Acquired Company Confidential Information shall not include: (x) information that is part of the public domain through no breach by any Subject Holder of this Agreement; or (y) information that is in the possession of third parties through no act or failure to act on the part of any Subject Holder and (B) a Subject Holder may disclose Acquired Company Confidential Information if, in the written opinion of counsel, such disclosure is required in response to a lawful and valid subpoena or other legal process but (x) shall give the Buyer Parties the earliest possible notice thereof, (y) shall, as much in advance of the disclosure date as possible, make available to the Buyer Parties and its counsel the documents and other information sought and (z) shall, at the cost of the Buyer Parties, use commercially reasonable efforts to assist such counsel in resisting or otherwise responding to such process.
               (c) If any Subject Holder breaches, or threatens to commit a breach of, any of the provisions of this Section 8.5, then, notwithstanding anything herein to the contrary, including anything contained in Section 12.3 or Section 12.5, the Buyer Parties or Acquired Companies shall have the right and remedy to have the provisions of this Section 8.5 specifically enforced by any court having jurisdiction, and the Subject Holders hereby consent that temporary or permanent injunctive relief shall be granted in the event of breach of such provisions, all without the need to post a bond or any other security or to prove actual damage or that money damages would not provide an adequate remedy, and the Subject Holders expressly acknowledge and agree that (i) any such breach or threatened breach would cause immediate and irreparable injury to Buyer Parties and the Acquired Companies for which monetary damages would not provide an adequate remedy, (ii) such Subject Holder will not assert, and hereby does waive forever, the claim or defense that there is an adequate remedy at law for purposes of the Buyer Parties or the Acquired Companies obtaining injunctive relief and (iii) Buyer Parties and the Acquired Companies will suffer irreparable damage if any Subject Holder violates any of the covenants set forth in this Section 8.5. Such injunctive relief shall be in addition to all other remedies available to the Buyer Parties at law and in equity. Additionally, in the event that any Subject Holder violates any covenant set forth in this Section 8.5, then any time period applicable to such violated covenant shall be tolled for the duration of such breach.
               (d) Insofar as the covenants set forth in this Section 8.5 are concerned, the Subject Holders specifically acknowledge and agree as follows: (i) they are the principal equity owners of the Acquired Companies and are receiving a substantial monetary benefit as a result of the sale of the Acquired Companies to Buyer Parties; (ii) the business of the Acquired Companies is highly competitive and the assets of the Acquired Companies, including goodwill, customer and prospective customer contacts, potential revenue and customer lists and Acquired Company Confidential Information, are valuable, special and unique as used by the Acquired Companies in the Business and that protection against competition is of critical importance to Buyer Parties; (iii) the covenants contained in this Section 8.5 are reasonable and necessary to protect the Acquired Company Confidential Information and goodwill and the operation and business of the Acquired Companies; (iv) the time duration of the covenants and the geographical area limitations of the covenants contained in this Section 8.5 are reasonable and necessary to protect the Acquired Company Confidential Information and goodwill and the operation and business of the Acquired Companies; and (v) such covenants are not oppressive to the Subject Holders and do not impose a greater restraint on the Subject Holders than is necessary to protect the Acquired Company Confidential Information and goodwill and the operation and business of the Acquired Companies.
               (e) It is the express intention of Buyer Parties, the Acquired Companies and Subject Holders to comply with all Laws which may be applicable to the covenants in this Section 8.5. Consequently, if any court shall determine any covenant contained in this Section 8.5 to be effective in any particular area or jurisdiction only if such covenant is modified to limit its duration or scope, such covenant shall be reformed or modified by the judgment or order of such court to reflect a lawful and enforceable duration or scope. Such covenant automatically shall be deemed to be amended and modified with respect to that particular area or jurisdiction so as to comply with the judgment or order of such court and, as to all other areas and jurisdictions covered by this Agreement, the terms and provisions hereof shall remain in full force and effect as originally written. If any court shall hold any covenants contained in this Section 8.5 to be void or otherwise unenforceable in any particular area or jurisdiction notwithstanding the operation of this provision, such covenant automatically shall be deemed to be amended so as to eliminate therefrom that particular area or jurisdiction as to which such covenant is so held void or otherwise unenforceable and, as to all other areas and jurisdictions covered by this Agreement, the terms and provisions hereof shall remain in full force and effect as originally written.
          8.6 Use of Name. From and after the Closing Date, none of the Holders nor any of their Affiliates will directly or indirectly use in any manner any trade name, trademark, service mark or logo used by the Acquired Companies (other than in the performance of any such Holder’s duties as an employee or otherwise on behalf of the Surviving Entities, the Buyer Parties or any of their respective Affiliates). The Holders shall cause each of Edge Holding and Edge Frac Pumping Services, L.L.C. to change its name so as not to include the word “Edge.”
          8.7 Commercially Reasonable Efforts; Cooperation.
               (a) Subject to the terms and conditions of this Agreement, each of the Parties shall use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable to consummate the transactions contemplated by the Transaction Documents and to ensure the satisfaction of its conditions to Closing set forth in this Agreement. Without limiting the foregoing, each Party shall use commercially reasonable efforts to:
                         (i) obtain all necessary waivers, consents, releases and approvals from other Persons to the consummation of the transactions contemplated by this Agreement;
                         (ii) obtain all consents, approvals and authorizations that are required to be obtained under any Law;
                         (iii) lift or rescind any injunction or restraining order or other order adversely affecting the ability of the Parties to consummate the transactions contemplated by this Agreement;
                         (iv) effect all necessary registrations and filings, including submissions of information requested by Governmental Authorities; and
                         (v) fulfill all conditions applicable to it pursuant to this Agreement.
Notwithstanding anything herein to the contrary, none of the Parties or any of their respective Affiliates shall be required to pay any amounts, or grant any financial accommodation, in connection with obtaining any third party consent, waiver, approval or release.
               (b) The Holders who are not Continuing Employees shall reasonably cooperate with the Buyer Parties after the Closing to ensure the orderly transition of the Acquired Companies and the Business from Holders to Parent and to minimize any disruption to the Business occasioned by the transactions contemplated hereby. After the Closing, upon reasonable written notice, the Holders who are not Continuing Employees shall furnish or cause to be furnished to the Buyer Parties access, during normal business hours, to such information and assistance relating to the Acquired Companies as is reasonably necessary for such orderly transition, including assistance related to Legal Proceedings, claims under any applicable insurance policy for events occurring prior to the Closing Date, financial reporting and accounting matters, the preparation and filing of any Tax Returns, reports or forms or the defense of any Tax claim or assessment. The Buyer Parties shall provide such Holders with reasonable compensation in consideration for such assistance and shall reimburse such Holders for their out-of-pocket expenses incurred in connection therewith.
               (c) No later than 10 days prior to the Closing Date, the Seller Parties will deliver to Parent for its review the certificates of title to all certificated Acquired Assets in its possession, and the Seller Parties will use commercially reasonable efforts to cooperate with Parent to obtain replacements for any missing, lost or destroyed certificates of title or any certificates of title that are required to be amended in connection with the transactions contemplated hereby.
               (d) Between the Execution Date and the Closing Date, the Seller Parties will use commercially reasonable efforts to obtain the landlord consent required under the real property lease agreement set forth in Schedule 8.7(d), including the payment of any fees required in order to obtain such consent under such lease agreement.
               (e) Between the Execution Date and the Closing Date, the Seller Parties will use commercially reasonable efforts to, at or prior to the Closing, (i) cause to be released any Liens and (ii) terminate any financing statements that have been filed to perfect any such Liens, with respect to the Acquired Companies other than (x) Borrowed Money Debt Liens and (y) Permitted Liens.
          8.8 Insurance Arrangements.
               (a) The Acquired Companies are the primary named insureds with respect to all insurance coverage applicable to the Business for periods prior to Closing. The Parties agree that, following Closing, (i) the Acquired Companies shall cause all insurance coverage provided in relation to the Business pursuant to any such policies (other than any such policies applicable to any Benefit Plans) to be terminated (provided that each Surviving Entity shall retain the benefit of the policies of insurance in relation to liabilities for events occurring prior to Closing) and (ii) Parent shall cause the Acquired Companies to be added as named insureds under each of its existing liability policies of insurance with coverage applicable to the Business that is in effect as of the Closing Date.
               (b) Prior to the Closing, Seller Parties shall use commercially reasonable efforts to cause Buyer Parties and each Surviving Entity to be named as additional insured persons under each liability policy of insurance with coverage applicable to the Business listed on Schedule 6.20, but only with respect to claims arising from events occurring prior to the Closing Date. At the Closing, Seller Parties shall cause to be delivered to Buyer Parties evidence of such additional insured status to the extent obtained. The Buyer Parties shall reimburse the Seller Parties for any out-of-pocket expenses incurred by any Seller Party and shall be responsible for any additional or increased premium payments, in each case in connection therewith.

          8.9 Tax Matters.
               (a) The Agent shall prepare (or cause to be prepared) all federal income Tax Returns required to be filed by or for the Acquired Companies after the Closing Date with respect to any Tax period ending on or before the Closing Date. The Buyer Parties shall prepare (or cause to be prepared) all other Tax Returns required to be filed by or for the Acquired Companies after the Closing Date with respect to any Tax period that ends before or includes the Closing Date (the “Pre-Closing Tax Returns”). Unless otherwise required by Law, the Pre-Closing Tax Returns shall be prepared in a manner consistent with prior practice of the Acquired Companies. The Buyer Parties shall deliver (or cause to be delivered) each Pre-Closing Tax Return to the Agent for its review and comment not later than 30 days prior to the due date of such Pre-Closing Tax Return. The Buyer Parties shall incorporate all reasonable changes requested by the Agent with respect to a Pre-Closing Tax Return at least 10 days prior to the due date of such Pre-Closing Tax Return and shall cause such Pre-Closing Tax Returns to be filed on a timely basis and shall pay all Taxes reflected on such Pre-Closing Tax Returns.
               (b) The Buyer Parties shall not take any action, or allow the Surviving Entities or any of their Affiliates to take any action, in each case other than in the Ordinary Course of Business, that would increase the liability of the Holders or the Acquired Companies for Taxes attributable to a Tax period or portion thereof ending on or before the Closing Date. The Buyer Parties shall pay to the Agent, no later than five Business Days prior to the due date for payment of Taxes due from the Acquired Companies, an amount equal to the excess of (i) the amount accrued as a liability for such Taxes in Net Working Capital shown on the Final Closing Date Balance Sheets over (ii) the amount of such Taxes actually determined or reported to be due as of such date (with the amount of Taxes due with respect to a Straddle Period apportioned between the Holders and the Buyer Parties in accordance with the attribution of liability for Taxes provided in the definition of Seller Taxes) for distribution by the Agent to the Edge Holders with responsibility for the payment of such Taxes, in proportion to their Pro Rata Shares, on or prior to such due date. The Buyer Parties shall promptly pay to the Agent for distribution to the Holders who bore responsibility for such Taxes being refunded, in proportion to their Pro Rata Shares the amount of any refunds received by the Buyer Parties, the Surviving Entities or their respective Subsidiaries, after deducting any costs or Taxes incurred in connection with obtaining and receiving the refund, to the extent such refunds (x) are attributable to a Tax period of either Acquired Company ending on or prior to the Closing Date, or are attributable to the portion of a Straddle Period of an Acquired Company that ends on the Closing Date and (y) exceed the amount accrued therefor as an asset in Net Working Capital shown on the Final Closing Date Balance Sheets (with the amount of Taxes due with respect to a Straddle Period apportioned between the Holders and the Buyer Parties in accordance with the attribution of liability for Taxes provided in the definition of Seller Taxes).
               (c) The Agent and the Buyer Parties shall, and the Buyer Parties shall cause the Surviving Entities and their Subsidiaries to, reasonably cooperate, and shall cause their respective Affiliates and representatives to reasonably cooperate, in preparing and filing all Tax Returns relating to any Tax period beginning on or before the Closing Date, including maintaining and making available to each other, and to any Tax Authority as reasonably requested, all records in their possession necessary in connection with filing Tax Returns and payment of Taxes of the Acquired Companies and in resolving all disputes and audits with respect to any Tax period beginning on or before the Closing Date relating to Taxes.
               (d) The Buyer Parties hereby agree, from and after the Closing, to pay all transfer, documentary, sales, use, stamp, recording, value added, registration and other similar Taxes and all conveyance fees, recording fees and other similar charges (all including penalties, interest and other charges with respect thereto, collectively “Transfer Taxes”) incurred in connection with the consummation of the transactions contemplated by this Agreement and to protect, defend, indemnify and hold harmless the Holders from and against all Transfer Taxes so incurred; provided, however, that the applicable Holders specified on Schedule 8.15 shall pay all Transfer Taxes incurred with respect to the assets and liabilities being retained by such Holder pursuant to Section 8.15.
               (e) If a Claim with respect to Taxes shall be made by any Governmental Authority, which, if successful, could result in an obligation to make an indemnity payment to a Buyer Indemnified Party pursuant to Article XII (a “Tax Claim”), then notwithstanding any provisions of Article XII to the contrary, the Buyer Parties shall promptly and in any event no more than 15 days following any Buyer Party’s receipt of written notice of such Claim, give written notice to the Agent of such Claim; provided, however, the failure of the Buyer Parties to give such notice shall only relieve the Holders from their indemnification obligations hereunder to the extent they are actually prejudiced by such failure. Within 30 days of receipt of written notice of a Tax Claim, the Agent shall provide written notice to the Buyer Parties of its intent to control the defense of such Tax Claim. Upon providing such notice, the Agent shall be entitled to control all proceedings relating to such Tax Claim and may make all decisions taken in connection with such Tax Claim (including selection of counsel) at its own expense; provided, however, that the Buyer Parties shall be entitled to participate in the defense of any such Tax Claim and shall jointly control the defense of any such Tax Claim the resolution of which would increase the Taxes of the Surviving Entities or their Subsidiaries for any period following the Closing Date. With respect to any Tax Claim that the Agent and the Buyer Parties jointly control, the parties agree not to settle, compromise or otherwise resolve the Tax Claim without the written consent of the Agent and the Buyer Parties, which consent shall not be unreasonably withheld, delayed or conditioned. Absent written notice of the Agent’s intent to control the defense of a Tax Claim as set forth above, or upon written notification to the Buyer Parties that the Agent will decline to control the defense of a Tax Claim, the Buyer Parties shall thereupon be permitted to defend and settle such proceeding. The Agent, the Buyer Parties, the Surviving Entities and their Subsidiaries and each of their respective Affiliates shall reasonably cooperate with each other in contesting or defending against any Tax Claim. Such cooperation shall include the retention and, upon the request of the party or parties controlling proceedings relating to such Tax Claim, the provision to such party or parties of records and information which are reasonably relevant to such Tax Claim, and making employees available on a mutually convenient basis to provide additional information or explanation of any material provided hereunder or to testify at proceedings relating to such Tax Claim.
               (f) Any payments by Buyer Parties under this Section 8.9 shall be deemed to be adjustments to the Merger Consideration, except as otherwise required by applicable Law.

          8.10 Books and Records. The Holders acknowledge and agree that from and after the Closing, the Buyer Parties will be entitled to the originals of all Books and Records. At the Closing, the Holders will promptly deliver to the Buyer Parties such originals or copies of all Books and Records. The Buyer Parties agree that they shall, and shall cause each Surviving Entity to, preserve and keep the Book and Records for a period of six years after the Closing Date. The Buyer Parties shall cooperate in all reasonable respects with the Holders and will make available to the Holders, during normal business hours, the Books and Records which relate to any period that includes or precedes the Closing Date and which are necessary or useful in connection with the preparation or filing of any Tax Return, any Tax Claim, audit or similar investigation or any dispute or litigation, or in order to enable the Holders to comply with their obligations under this Agreement. Following such six year period, the Buyer Parties may retain or destroy such Books and Records in accordance with their record retention policies in effect from time to time; provided, however, that with respect to any Books and Records that are to be destroyed pursuant to such policies, the Buyer Parties will deliver such Books and Records to the Agent if requested by the Agent a reasonable time prior to such destruction.
          8.11 Publicity. The Parties agree that, except to the extent necessary to comply with the requirements of (a) applicable Laws, (b) any listing agreements with securities exchanges or (c) the rules, regulations or orders of any other Governmental Authority, no press release or similar public announcement or communication shall be made or caused to be made concerning the subject matter of this Agreement unless approved in advance by Buyer Parties and the Agent; provided that (i) a press release and Current Report on Form 8-K of Parent announcing the execution and delivery of this Agreement and the transactions contemplated hereby and (ii) any press release or similar public announcement or communication for which advance approval is not required in accordance with the foregoing, the Buyer Parties shall provide to the Agent (with respect to any such release, announcement or communication by the Buyer Parties) and each of the Seller Parties shall provide to the Buyer Parties and the Agent (with respect to any such release, announcement or communication by such Seller Party), to the extent practicable, reasonable notice and a copy of such release, announcement or communication prior to issuing the same.
          8.12 Charter Provisions Regarding Indemnification.
               (a) The Buyer Parties agree that all rights to indemnification for acts or omissions occurring prior to the Closing Date now existing in favor of the current or former managers, directors, officers, members, employees, agents and fiduciaries of either Acquired Company (collectively, the “Acquired Company Indemnitees”) as provided as of the Execution Date in the respective Organizational Documents of the Acquired Companies shall survive the transactions contemplated by this Agreement and shall continue in full force and effect in accordance with their terms for a period of not less than six years from the Closing Date. The Buyer Parties shall not, and shall cause their respective Affiliates (including the Surviving Entities) not to, repeal such arrangements in any manner that would adversely affect the rights of the Acquired Company Indemnitees thereunder. Notwithstanding the foregoing, the Acquired Company Indemnitees shall not be entitled to indemnification pursuant to this Section 8.12 in connection with (i) any matter as to which any Buyer Indemnified Party is entitled to indemnification pursuant to Article XII or (ii) any action, claim or dispute between or among the Holders.

               (b) In the event Parent or either Surviving Entity or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Parent or such continuing or surviving corporation or entity or such transferee, as the case may be, shall assume all of the obligations set forth in this Section 8.12.
               (c) The obligations of the Buyer Parties under this Section 8.12 shall not be terminated or modified in such a manner as to adversely affect any Acquired Company Indemnitee to whom this Section 8.12 applies without the consent of such Acquired Company Indemnitee so adversely affected.
          8.13 No Shop. Prior to the termination of this Agreement, the Holders shall not, and shall not permit either of the Acquired Companies or their Affiliates, directors, officers, employees, investment bankers, financial advisors, representatives or agents to, directly or indirectly, (a) discuss, encourage, negotiate, undertake, initiate, authorize, recommend, propose or enter into, any business combination transaction, whether by way of merger, consolidation, business combination, purchase or disposition of assets or equity interests of the Acquired Companies or otherwise, other than the transactions contemplated by this Agreement (an “Acquisition Transaction”), (b) facilitate, encourage, solicit or initiate discussions, negotiations or submissions of proposals or offers in respect of an Acquisition Transaction, (c) furnish or cause to be furnished, to any Person, any information concerning the business, operations, properties or assets of the Acquired Companies in connection with an Acquisition Transaction, or (d) otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek any of the foregoing. Commencing on the Execution Date, the Holders shall, and shall cause the Acquired Companies and their Affiliates, directors, officers, employees, investment bankers, financial advisors, representatives and agents to, (i) immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than the Buyer Parties) conducted heretofore with respect to any Acquisition Transaction, (ii) except to the extent prohibited by a confidentiality obligation owed to a Person as of May 17, 2011, notify the Buyer Parties orally and in writing promptly (but in no event later than two Business Days) after receipt of any proposal or offer from any Person other than the Buyer Parties to effect an Acquisition Transaction or any request for non-public information relating to the Acquired Companies or for access to the properties, books or records of the Acquired Companies by any Person other than the Buyer Parties (such notice shall indicate the material terms of any such proposal or offer, or modification or amendment to such proposal or offer) and (iii) to the extent not previously requested, request the return or destruction of any confidential written or electronic materials provided to any Person in connection with a contemplated or potential Acquisition Transaction.
          8.14 Release of Credit Support Obligations.
               (a) The Buyer Parties (i) recognize that certain Holders, directors, officers, partners, members, equityholders or employees of the Acquired Companies have provided credit support to one or both of the Acquired Companies pursuant to certain guarantees, letters of credit, bonds or other sureties and credit assurances of such Holders, directors, officers, partners, members, equityholders or employees for the benefit of either or both Acquired Companies (collectively, the “Credit Support Obligations”), which obligations that, as of the Execution Date, are anticipated to survive the Closing are listed on Schedule 8.14 and (ii) acknowledge that the Agent may supplement Schedule 8.14 from time to time prior to the Closing to include any additional Credit Support Obligations entered into in accordance with Section 8.1(e).
               (b) The Buyer Parties shall, or shall cause their Affiliates to, execute and deliver to the appropriate lenders or other obligees (the “Credit Support Beneficiaries”) under any Credit Support Obligation, such replacement guarantees, letters of credit, surety bonds or other sureties, assumption agreements, other agreements and other documents, and supply any credit support as required by each Credit Support Beneficiary, in order to effect, effective as of the Closing Date, Parent’s or its Affiliates’ assumption of all obligations relating to each Credit Support Obligation and the full and unconditional release of all Holders and directors, officers, partners, members, equityholders and employees of either Acquired Company from such Credit Support Obligations.
               (c) If the Buyer Parties are not successful, for any reason, in obtaining the full and unconditional release of all Holders and directors, officers, partners, members, equityholders and employees of either Acquired Company from any Credit Support Obligation by the Closing Date (each such Credit Support Obligation, until such time as such Credit Support Obligation is released in accordance with Section 8.14(b), a “Continuing Credit Support Obligation”), then:
                         (i) the Buyer Parties shall continue to use their commercially reasonable efforts to obtain promptly the full and unconditional release of all such Persons from each Continuing Credit Support Obligation until such release is obtained; and
                         (ii) the Buyer Parties shall indemnify each such Person for any demand or draw upon, or withdrawal from, any Continuing Credit Support Obligation or any cash or other collateral posted by any such Person in connection with or in the place of any such Continuing Credit Support Obligation and for the carrying costs of any cash collateral not replaced by the Buyer Parties, the fronting fee costs, and any other out-of-pocket third-party costs and expenses resulting from each such Continuing Credit Support Obligation.
          8.15 Excluded Assets and Liabilities; Pre-Closing IP Transfers.
               (a) The Buyer Parties acknowledge and agree that, at or prior to the Closing, the Acquired Companies shall transfer, assign or convey all of their right, title and interest in and to the following assets and liabilities to the applicable Holders specified on Schedule 8.15(a):
                         (i) the vehicles listed on Schedule 8.15(a), pursuant to the execution and delivery of an assignment and assumption agreement substantially in the form of Exhibit C hereto (the “Transferred Vehicles Assignment), it being acknowledged and agreed that the notes listed on such schedules shall be repaid by the Buyer Parties contemporaneously with the Closing and that the applicable Holder’s cash portion of the Merger Consideration shall be reduced by the amount of such indebtedness repaid and any accrued interest thereon (as set forth in a payoff letter to be provided by the applicable holder of such indebtedness), the amount of such reduction to be set forth on the Merger Consideration Schedule;
                         (ii) the causes of action described on Schedule 8.15(a) and all of each Acquired Company’s right to receive principal, interest, fees, expenses, damages, penalties and other amounts in respect of, or in connection with, such causes of action, including amounts in respect of the settlement thereof (the “Retained Litigation”), pursuant to the execution and delivery of an assignment and assumption agreement substantially in the form of Exhibit D hereto (the “Retained Litigation Assignment”), it being acknowledged and agreed that the Seller Parties shall be responsible for the payment of all costs, expenses and Losses in connection therewith and, to the extent any such costs, expenses or Losses are reflected on the Estimated Closing Date Balance Sheets or the Final Closing Date Balance Sheets, the same shall be considered current liabilities for purposes of calculating Net Working Capital; and
                         (iii) the real property leases identified on Schedule 8.15(a), pursuant to the execution and delivery of an assignment and assumption agreement substantially in the form of Exhibit E hereto (the “Transferred Lease Assignment”), it being acknowledged and agreed that if the Seller Parties are unable to procure the release of the applicable Acquired Company as tenant under such leases in place of the applicable transferee then the applicable Holder’s cash portion of the Merger Consideration shall be reduced by the amount of the remaining rent due under such leases as of the Closing, the amount of such payment to be set forth on the Merger Consideration Schedule and Parent shall pay, or cause to be paid, such rent due to the applicable landlords in accordance with the terms of such leases.
               (b) At or prior to the Closing, the Seller Parties shall cause Edge Holding and Brewer, as applicable, to transfer, assign or convey to Edge all of its or his right, title and interest in and to the Intellectual Property listed on Schedule 8.15(b) and make any necessary filings with the U.S. Patent and Trademark Office to reflect such transfers.
          8.16 Listing of Parent Share Consideration; Legend.
               (a) Prior to the Closing, Parent shall prepare and submit to the New York Stock Exchange a subsequent listing application covering all of the Parent Share Consideration. Parent shall use all commercially reasonable efforts to obtain approval for the listing of all of the Parent Share Consideration.
               (b) Each certificate representing the Parent Share Consideration shall bear a legend substantially in the following form:
          THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR UNDER ANY APPLICABLE STATE SECURITIES LAWS. SUCH SHARES MAY NOT BE SOLD OR OTHERWISE TRANSFERRED OR PLEDGED, UNTIL (I) A REGISTRATION STATEMENT HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT AND SUCH APPLICABLE STATE SECURITIES LAWS OR (II)

SUCH SECURITIES MAY BE TRANSFERRED PURSUANT TO A VALID EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS.
          8.17 Lock-Up of Parent Share Consideration; Resales By Accredited Holders.
               (a) Except for transfers to Permitted Transferees, each Accredited Holder agrees not to, and will cause each of its Permitted Transferees not to:
                         (i) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any of such Accredited Holder’s Parent Shares, or announce any intention to do any of the foregoing, or enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of Parent Shares, whether any such transaction described in this clause (i) is to be settled by delivery of Parent Shares or other securities, in cash or otherwise (the “Initial Lock-Up”), for a period commencing at the Closing Date and ending on the date that is 180 days after the Closing Date (the “Initial Lock-Up Period”); or
                         (ii) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) more than 40% of such Accredited Holder’s Parent Shares, or announce any intention to do any of the foregoing, or enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of more than 40% of such Parent Shares, whether any such transaction described in this clause (ii) is to be settled by delivery of Parent Shares or other securities, in cash or otherwise (the “Final Lock-Up” and, together with the Initial Lock-Up, the “Lock-Up”)), for a period commencing on the date that is 180 days after the Closing Date and ending on the date that is one year after the Closing Date (the “Final Lock-Up Period”).
               (b) Upon the expiration of the applicable Lock-Up Period, the Accredited Holders may sell or dispose of the Parent Shares no longer subject to the applicable Lock-Up only in accordance with the terms of this Agreement and in accordance (i) with Rule 144 promulgated under the Securities Act (or any similar provision then in force under applicable securities laws) or (ii) as permitted under another available exemption under the Securities Act and other applicable federal or state securities laws. Following the expiration of a Lock-Up Period, no later than three Business Days after the delivery by an Accredited Holder to Parent or its transfer agent (with notice to Parent) of a legended certificate or instrument representing the Parent Shares held by such Accredited Holder that are no longer subject to the Lock-Up (endorsed or with stock powers attached, signatures guaranteed, and otherwise in form necessary to affect the reissuance and/or transfer of such Parent Shares) and a customary Rule 144 representation letter confirming acquisition date and affiliate status, Parent shall deliver or cause to be delivered to such Accredited Holder a certificate or instrument (as the case may be) representing such Parent Shares that is free from all restrictive legends. Each of the Buyer Parties hereby acknowledges and agrees that (A) the holding period under Rule 144 with respect to the all of the Parent Shares shall commence on the Closing Date and (B) subject to compliance by any Accredited Holder with its obligations under this Section 8.17(b), it shall not, and shall cause its Affiliates not to, refuse to instruct the transfer agent of the Parent Common Stock to remove the restrictive legend on any Parent Shares held by such Accredited Holder on the basis that such holding period with respect to any such Parent Shares commenced at any time subsequent to the Closing Date.
               (c) Parent agrees to use its commercially reasonable efforts to comply with all of the reporting requirements of the Exchange Act and the rules and regulations adopted by the Commission under each thereof, and to take such further action as any Accredited Holder may reasonably request, all to the extent required to enable such Accredited Holder to sell, without registration, all of its Parent Shares pursuant to Rule 144 promulgated under the Securities Act (or any similar rule or regulation hereafter adopted by the Commission), including furnishing to any Accredited Holder, so long as such Accredited Holder owns any Parent Shares, forthwith upon request (i) a written statement by Parent as to its compliance with the reporting requirements of Rule 144, the Securities Act and the Exchange Act and (ii) a copy of the most recent annual or quarterly report of Parent and such other reports and documents so filed by Parent as may be reasonably requested in availing any such Accredited Holder of any rule or regulation of the Commission that permits such Accredited Holder to sell any Parent Shares without registration.
          8.18 Employee Matters.
               (a) Parent shall cause a Surviving Entity to continue to employ all persons who are Employees of either Acquired Company immediately prior to the Closing Date (other than the Employee set forth on Schedule 8.18(a)) (each such person, a “Holdover Employee”) on such terms and conditions, including compensation and benefits, that are no less favorable, in the aggregate, as those historically provided to the Holdover Employees by the applicable Acquired Company; provided, however, that any such continued employment shall be subject to the Acquired Companies’ standard employee screening process, to drug and alcohol testing performed by Parent at its discretion if permitted by applicable Law and to the terms of any existing employment agreements with any such Holdover Employees.
               (b) On or after January 1, 2012 (the “Integration Date”), Parent agrees to, or will cause a Subsidiary of Parent to, offer to continue to employ (and, for those individuals who accept such offers, continue to employ) all persons who are employees of either Surviving Entity immediately prior to the Integration Date, including any Holdover Employees (each such person, a “Continuing Employee”), on such terms and conditions, including compensation and benefits, that are no less favorable, in the aggregate, as those provided to similarly situated employees of Parent or its Subsidiaries as of the Integration Date; provided, however, that any such continued employment shall be subject to the Acquired Companies’ standard employee screening process, to drug and alcohol testing performed by Parent at its discretion if permitted by applicable Law and to the terms of any existing employment agreements with any such Continuing Employees.
               (c) Notwithstanding anything to the contrary in clause (a) or (b) of this Section 8.18, neither of the Surviving Entities nor Parent nor any Subsidiary thereof will be obligated to employ any Holdover Employee or any Continuing Employee following the three month anniversary of the Closing Date.

               (d) Parent shall ensure that, as of the Integration Date, each Continuing Employee shall receive full credit (for all purposes, including eligibility to participate, vesting and vacation entitlement for service with either Acquired Company (or predecessor service credit under employee benefit plans)) under each of the comparable employee benefit plans, programs and policies of Parent, the relevant Surviving Entity or the relevant Subsidiary, as applicable, in which such Continuing Employee becomes or may become a participant; provided, however, that no such service recognition shall result in any duplication of benefits or violation of applicable Law. With respect to each health or welfare benefit plan maintained by Parent, the relevant Surviving Entity or the relevant Subsidiary for the benefit of any Continuing Employees, Parent shall (i) cause to be waived any eligibility waiting periods; (ii) use its commercially reasonable efforts to waive any evidence of insurability requirements and the application of any pre-existing condition limitations under such plan; and (iii) cause each Continuing Employee to be given credit under such plan for all amounts paid by such Continuing Employee under any similar Benefit Plan for the plan year that includes the Integration Date for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the applicable plan maintained by Parent, the relevant Surviving Entity or the relevant Subsidiary, as applicable, for the plan year in which the Integration Date occurs.
          8.19 Change of Control Payments. As soon as reasonably practicable following the Closing but in any event no later than 20 days after the Closing Date, the Buyer Parties shall cause each Surviving Entity to deliver to the applicable Holder or Employee a check in an amount equal to the portion of the Change of Control Payments set forth opposite such Holder’s or Employee’s name on Schedule 2.2(a)(vii), net of any applicable deduction or withholding for or on account of any Tax required to be deducted or withheld therefrom, the amount of such deduction or withholding being set forth next to the name of the recipient of each Change of Control Payment on Schedule 2.2(a)(vii).
ARTICLE IX
CONDITIONS TO CLOSING
          9.1 Conditions to Obligations of Each Party. The respective obligation of each Party to consummate the Closing is subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions, any one or more of which may be waived in writing, in whole or in part, as to a Party by such Party (in such Party’s sole discretion):
               (a) The waiting periods applicable to the transactions contemplated by this Agreement and the other Transaction Documents under the HSR Act shall have been terminated or shall have expired.
               (b) No order, decree or injunction of any Governmental Authority shall be in effect, and no Law shall have been enacted or adopted that enjoins, prohibits or makes illegal the consummation of the transactions contemplated by this Agreement and the other Transaction Documents.
          9.2 Conditions to Obligations of Buyer Parties. The obligation of the Buyer Parties to consummate the Closing is subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions, any one or more of which may be waived in writing, in whole or in part, by the Buyer Parties (in the Buyer Parties’ sole discretion):
               (a) The representations and warranties of the Holders in Article V and the Acquired Companies in Sections 6.1, 6.2, 6.3, 6.4, 6.5, 6.6(b) and 6.13 (the “Specified Representations”) shall be true and correct in all respects as of the Execution Date and as of the Closing Date as if remade on the Closing Date (except for any such representations and warranties made as of a specific date, which shall be true and correct as of such specific date).
               (b) The representations and warranties of the Acquired Companies in Article VI (without giving effect to any qualification by or reference to materiality, material respects or Material Adverse Effect set forth therein) other than the Specified Representations, shall be true and correct in all respects as of the Execution Date and as of the Closing Date as if remade on the Closing Date (except for representations and warranties made as of a specific date, which shall be true and correct as of such specific date), with only such failures to be so true and correct as have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
               (c) Each of the Seller Parties shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by such Seller Parties on or prior to the Closing Date.
               (d) The Borrowed Money Debt Liens shall have been released.
               (e) The applicable Holders shall have executed and delivered the Related Party Lease Amendments.
          9.3 Conditions to Obligations of Seller Parties. The obligation of the Seller Parties to consummate the Closing are subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions, any one or more of which may be waived in writing, in whole or in part, by the Agent (in the Agent’s sole discretion):
               (a) The representations and warranties of the Buyer Parties in Sections 7.1, 7.2, 7.3, 7.4, 7.5, 7.7(a), 7.8 and 7.9 shall be true and correct in all respects as of the Execution Date and as of the Closing Date as if remade on the Closing Date (except, in each case, for representations and warranties made as of a specific date, which shall be true and correct in all respects as of such specific date).
               (b) The representations and warranties of the Buyer Parties in Sections 7.6, and 7.7(b) shall be true and correct in all respects as of the Closing Date as if remade on the Closing Date (except, in each case, for representations and warranties made as of a specific date, which shall be true and correct in all respects as of such specific date), with only such failures to be so true and correct as have not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
               (c) Each Buyer Party shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by such Buyer Party on or prior to the Closing Date.

               (d) The Parent Share Consideration shall have been listed or authorized for listing on the New York Stock Exchange, subject to official notice of issuance.
ARTICLE X
CLOSING; CLOSING DELIVERIES
          10.1 Closing. The closing of the Mergers (the “Closing”) shall take place at the offices of Bracewell & Giuliani LLP, 711 Louisiana, Suite 2300, Houston, Texas 77002, no later than the third Business Day following the date on which all of the conditions set forth in Article IX (other than those conditions which by their terms are only capable of being satisfied at the Closing, but subject to the satisfaction or due waiver of those conditions on the Closing Date) have been satisfied or waived by the Party or Parties entitled to waive such conditions, unless another time, date and place are agreed to in writing by the Parties, provided, however, that the Closing shall not take place on or before July 23, 2011; provided, further, however, that the Closing Date shall be extended as necessary to accommodate the 10 Business Day period contemplated by Section 11.1(d) or (f) and Section 13.6. The date of the Closing is referred to in this Agreement as the “Closing Date.”
          10.2 Seller Parties Deliveries. Subject to the other terms and conditions of this Agreement, at the Closing, the Seller Parties will execute and deliver, or cause to be executed and delivered, each of the following documents, where the execution or delivery of documents is contemplated, and will take or cause to be taken the following actions, where the taking of actions is contemplated:
               (a) a certificate, dated the Closing Date, executed by the secretary of Edge, the secretary of Summit and the secretary or trustee, as applicable, of each Holder that is not a natural Person and attaching certified copies of the Organizational Documents, and all resolutions relating to the transactions contemplated by the Transaction Documents, of each of Edge, Summit and each such Holder, to the Buyer Parties;
               (b) a certificate, dated the Closing Date, executed by a Responsible Officer of each of the Acquired Companies, certifying that the conditions set forth in Sections 9.2(a), 9.2(b) and 9.2(c) (as they relate to the representations and warranties of the Acquired Companies and compliance with the covenants of the Acquired Companies referenced therein) have been satisfied, to the Buyer Parties;
               (c) a certificate, dated the Closing Date, executed by each Holder, certifying that the conditions set forth in Sections 9.2(a), 9.2(b) and 9.2(c) (as they relate to the representations and warranties of the Holders and compliance with the covenants of the Holders referenced therein) have been satisfied, to the Buyer Parties;
               (d) customary payoff letters from each financial institution or other lender to which either Acquired Company is obligated with respect to the repayment of Borrowed Money Debt confirming the total payment required to be made as of the Closing Date to repay in full all Borrowed Money Debt including all principal, interest, fees, prepayment premiums and penalties, if any (the aggregate of all such amounts being referred to as the “Debt Payoff Amount,” an itemized schedule of which shall be provided by the Agent to the Buyer Parties no less than two Business Days prior to the Closing Date), and stating that, upon payment of such amount, any Liens securing such Borrowed Money Debt shall thereupon be released or authorizing such Acquired Company to file the applicable termination statements in respect of such Borrowed Money Debt and setting forth pay-off instructions for making such repayment on the Closing Date (such letters being referred to as the “Payoff Letters”) to the Buyer Parties;
               (e) a copy of a certificate of existence and good standing for each Acquired Company and each Holder that is not a natural Person issued by the appropriate public officials of the State of Louisiana, and a certificate of foreign qualification for each Acquired Company and each such Holder from the appropriate public officials of each of the states where such entity is qualified to do business as a foreign entity, each dated as of a date not more than 5 days prior to the Closing Date, to the Buyer Parties;
               (f) written resignations of all directors and officers of the Acquired Companies, to the Buyer Parties;
               (g) a certification of non-foreign status executed by each Holder in the form prescribed by Treasury Regulation Section 1.1445-2(b)(2);
               (h) the Escrow Agreement, duly executed by the Agent on behalf of each Holder, to Parent and the Escrow Agent;
               (i) invoices for the Transaction Costs from each of the applicable service providers, which service providers and amounts shall be specified by the Agent to the Buyer Parties no less than two Business Days prior to the Closing Date;
               (j) the Related Party Lease Amendments, duly executed by the applicable Holder or Affiliate thereof;
               (k) the Transferred Vehicles Assignment;
               (l) the Retained Litigation Assignment;
               (m) the Transferred Leases Assignment;
               (n) all evidence of additional insured status as contemplated by Section 8.8(b), to the extent obtained as of the Closing Date;
               (o) the Intellectual Property assignment contemplated by Section 8.15(b) in form and substance reasonably satisfactory to the Buyer Parties and the Seller Parties; and
               (p) such other documents reasonably requested by the Buyer Parties to be delivered by the Seller Parties in connection with the consummation of the transactions contemplated by this Agreement.

          10.3 Buyer Parties Deliveries. Subject to the other terms and conditions of this Agreement, at the Closing, the Buyer Parties will execute and deliver, or cause to be executed and delivered, each of the following documents, where the execution or delivery of documents is contemplated, and will take or cause to be taken the following actions, where the taking of actions is contemplated:
               (a) (i) the Escrow Shares in the proportions set forth opposite each Accredited Holder’s name on the Merger Consideration Schedule by one or more certificates representing the Escrow Shares issued in the name of each Accredited Holder and (ii) the Escrow Cash Deposit, delivered to the Escrow Agent pursuant to Section 2.2(b)(iii)(B), in each case, to be held and disbursed on behalf of the applicable Holder by the Escrow Agent from the Escrow Account in accordance with Article IV and the Escrow Agreement;
               (b) the Reimbursement Fund Amount to the Agent pursuant to Section 2.2(b)(ii);
               (c) the Cash Amount minus the Escrow Cash Deposit to the Holders pursuant to Section 2.2(b)(iii)(A);
               (d) the Parent Share Consideration (other than the Escrow Shares), issued and delivered to each Accredited Holder in the proportions set forth opposite such Accredited Holder’s name on the Merger Consideration Schedule pursuant to Section 2.2(b)(i)(A), either by (A) one or more certificates representing the Parent Share Consideration issued to such Accredited Holder or (B) book entry, registered in the name of such Accredited Holder at Parent’s transfer agent.
               (e) the Debt Payoff Amount in immediately available funds to the Acquired Companies’ lenders pursuant to the delivery instructions given in the Payoff Letters;
               (f) the Transaction Costs, if any, to the applicable service providers by wire transfer for immediately available funds pursuant to the delivery instructions given in the final invoices covering such expenses, which final invoices shall be delivered by the Agent to the Buyer Parties as contemplated by Section 10.2(i);
               (g) the Change of Control Payments to the applicable Acquired Company’s payroll account by wire transfer of immediately available funds pursuant to instructions delivered by the Agent to the Buyer Parties not less than two Business Days prior to the Closing Date in the amounts set forth opposed each Acquired Company’s name on Schedule 2.2(a)(vii);
               (h) a certificate, dated the Closing Date, signed by the secretary of such Buyer Party and attaching certified copies of the Organizational Documents of such Buyer Party and all resolutions relating to the transactions contemplated by the Transaction Documents, including resolutions or such other evidence as may be reasonably requested by the Holders as to the due authorization and valid issuance of the Parent Share Consideration, to the Agent;

               (i) a certificate, dated the Closing Date, executed by a Responsible Officer of each Buyer Party, certifying that the conditions set forth in Sections 9.3(a), 9.3(b) and 9.3(c) have been satisfied, to the Agent;
               (j) a copy of a certificate of existence and good standing for each Buyer Party issued by the appropriate public officials of the state of its organization, each dated as of a date not more than 5 days prior to the Closing Date, to the Agent;
               (k) the Escrow Agreement, duly executed by Parent, to the Agent and the Escrow Agent;
               (l) the Related Party Lease Amendments, duly executed by the applicable Buyer Party or Affiliate thereof;
               (m) all releases, replacements, and substitutions of Credit Support Obligations contemplated by Section 8.14 to the extent obtained as of the Closing Date, in form and substance reasonably satisfactory to the Agent; and
               (n) such other documents reasonably requested by the Agent to be delivered by the Buyer Parties in connection with the consummation of the transactions contemplated by this Agreement.
          10.4 Other Deliveries. The Parties acknowledge that the Escrow Agreement, executed by the Escrow Agent, shall also be delivered by the Escrow Agent at the Closing.
ARTICLE XI
TERMINATION RIGHTS
          11.1 Termination Rights. This Agreement may be terminated at any time prior to the Closing as follows:
               (a) by mutual written consent of the Agent and the Buyer Parties;
               (b) by the Agent or the Buyer Parties if any Governmental Authority of competent jurisdiction shall have issued a final and non-appealable order, decree or judgment preventing the consummation of the transactions contemplated by this Agreement;
               (c) by the Agent or the Buyer Parties in the event that the Closing has not occurred on or prior October 31, 2011 (the “Termination Date”); provided, however, that (i) the Agent shall not be entitled to terminate this Agreement under this Section 11.1(c) if such failure of the Closing to occur is due to the failure of any Seller Party to perform and comply in all material respects with the covenants and agreements to be performed or complied with by such Seller Party prior to the Closing and (ii) the Buyer Parties shall not be entitled to terminate this Agreement under this Section 11.1(c) if such failure of the Closing to occur is due to the failure of any Buyer Party to perform and comply in all material respects with the covenants and agreements to be performed or complied with by such Buyer Party prior to the Closing;

               (d) by the Buyer Parties if there shall have been a breach or inaccuracy of any Seller Party’s representations and warranties in this Agreement or a failure by any Seller Party to perform its covenants and agreements required in this Agreement, in any such case in a manner that would result in, if occurring and continuing on the Closing Date, the failure of the conditions to the Closing set forth in Section 9.2(a), 9.2(b) or 9.2(c), unless such failure is reasonably capable of being cured, and the Seller Parties are using commercially reasonable efforts to cure such failure by the Termination Date; provided, however, that the Buyer Parties shall provide notice to the Agent as soon as practicable after becoming aware of any such breach, inaccuracy or failure; provided further, that the Buyer Parties may not terminate this Agreement pursuant to this Section 11.1(d) (i) if any Buyer Party’s representations and warranties shall have become and continue to be untrue in a manner that would cause the condition set forth in Section 9.3(a) or 9.3(b) not to be satisfied, (ii) if there has been, and continues to be, a failure by any Buyer Party to perform its covenants and agreements required in this Agreement in such a manner as would cause the condition set forth in Section 9.3(c) not to be satisfied or (iii) as a result of matters arising out of supplemental disclosures to the Seller Disclosure Schedules which have been deemed to amend and supplement the Seller Disclosure Schedules following the 10 Business Day period referred to in and otherwise pursuant to Section 13.6 (it being acknowledged that the Buyer Parties’ sole rights to terminate this Agreement as a result of any such supplemental disclosures are set forth in Section 11.1(f) and Section 13.6);
               (e) by the Agent if there shall have been a breach or inaccuracy of any Buyer Party’s representations and warranties in this Agreement or a failure by any Buyer Party to perform its covenants and agreements required in this Agreement, in any such case in a manner that would result in, if occurring and continuing on the Closing Date, the failure of the conditions to the Closing set forth in Section 9.3(a), 9.3(b) or 9.3(c), unless such failure is reasonably capable of being cured, and the Buyer Parties are using commercially reasonable efforts to cure such failure by the Termination Date; provided, however, that the Agent shall provide notice to the Buyer Parties as soon as practicable after becoming aware of any such breach, inaccuracy or failure; provided further, that the Agent may not terminate this Agreement pursuant to this Section 11.1(e) if (i) any of the Seller Party’s representations and warranties shall have become and continue to be untrue in a manner that would cause the condition set forth in Section 9.2(a) or 9.2(b) not to be satisfied or (ii) there has been, and continues to be, a failure by any Seller Party to perform its covenants and agreements required in this Agreement in such a manner as would cause the condition set forth in Section 9.2(c) not to be satisfied; or
               (f) by the Buyer Parties within 10 Business Days after receiving supplemental disclosures to the Seller Disclosure Schedules from the Agent pursuant to Section 13.6 if such supplemental disclosures relate to matters that have had or would reasonably be expected to have a Material Adverse Effect; provided that after such 10 Business Day-period the Buyer Parties shall be deemed to have waived their rights to terminate this Agreement pursuant to this Section 11.1(f) with respect to the information contained in such supplemental disclosures.
          11.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 11.1, written notice thereof shall be given to the other Parties by the Party so terminating the Agreement, specifying the provision of Section 11.1 pursuant to which such termination is made, and all rights and obligations of the Parties under this Agreement shall terminate, except for the provisions of this Section 11.2, and Sections 8.11, 13.2, 13.3, 13.4, 13.5, 13.7, 13.8, 13.9, 13.10, 13.12, 13.13, 13.14, 13.15, 13.16 and 13.17, which shall survive termination of this Agreement; provided that nothing in this Agreement shall relieve any Party from any liability for any willful and intentional breach or Fraud by such Party or any breach by such Party of its covenants and agreements hereunder occurring prior to such termination and all rights and remedies of non-breaching Parties under this Agreement in the case of any such willful and intentional breach, Fraud or other breach, at law and in equity, shall be preserved, including the right to recover reasonable attorneys’ fees and expenses. Except to the extent otherwise provided in the immediately preceding sentence, the Parties agree that, if this Agreement is terminated, the Parties shall have no liability to each other under or relating to this Agreement.
ARTICLE XII
INDEMNIFICATION
          12.1 Indemnification by the Holders.
               (a) Subject to the other provisions of this Article XII (including Section 12.3(f)), from and after the Closing, each Holder (each, in such capacity, a “Holder Indemnifying Party”) shall, severally and not jointly, indemnify, defend and hold harmless the Buyer Parties, the Buyer Parties’ Affiliates (including the Acquired Companies), and their respective directors, managers, officers, partners, members, equityholders, employees, successors and agents (collectively, the “Buyer Indemnified Parties”) from, against and in respect of any liabilities, losses (including diminution in value), costs, damages, obligations and out-of-pocket expenses (including court costs and reasonable attorneys’, accountants’ and other experts’ fees and expenses and expenses associated with investigating, preparing for and participating in any litigation or proceeding, including all appeals), interest, penalties, amounts paid in settlement, Taxes, fines, judgments or assessments (collectively, “Losses”) that arise out of, relate to or result from any of the following described matters:
                         (i) any inaccuracy in or breach of the representations or warranties of such Holder contained in Article V or in any certificate delivered hereunder; and
                         (ii) any non-fulfillment or breach by such Holder of any covenant or obligation of such Holder in this Agreement that by its terms is to be performed after the Closing.
               (b) Subject to the other provisions of this Article XII, from and after the Closing, each Holder shall, severally and not jointly, indemnify, defend and hold harmless the Buyer Indemnified Parties from, against, and in respect of its Pro Rata Share of any Losses that arise out of, relate to or result from any of the following described matters:
                         (i) any inaccuracy in or breach of the representations or warranties of the Acquired Companies contained in Article VI or in any certificate delivered hereunder;

                         (ii) any nonfulfillment or breach by the Agent of any covenant or obligation of the Agent under this Agreement that by its terms is to be performed after the Closing;
                         (iii) any Seller Taxes;
                         (iv) the Settlement Agreement and any other or further claims between the parties thereto involving the same or similar matters;
                         (v) Charles Lott v. Edge Oilfield Services, L.L.C. and any other Claims by Mr. Lott or his Affiliates involving the same or similar allegations (the “Lott Lawsuit”);
                         (vi) the Retained Litigation;
                         (vii) the burial of asbestos-bearing materials at and the presence of a leaking underground storage tank adjacent to 202 Lyden Wood Drive, Houma, Louisiana, in each case arising out of or relating to matters arising prior to the Closing; and
                         (viii) any unpaid, out-of-pocket costs and expenses of the Acquired Companies or the Holders associated with the transactions contemplated by the Transaction Documents, other than the Transaction Costs to be paid at Closing pursuant to Section 2.4 and Section 10.3(f) or as are accrued on the Estimated Closing Date Balance Sheets or the Final Closing Date Balance Sheets.
               (c) Subject to the other provisions of this Article XII, from and after the Closing, each Holder that is an equity owner of Edge Holding as of the Closing Date shall severally, and not jointly, indemnify, defend and hold harmless the Buyer Indemnified Parties from, against and in respect of its Pro Rata Share of any Losses that arise out of, relate to or result from any inaccuracy in or breach of the representations and warranties of Edge Holding contained in Article V.
               (d) Charles Laurent shall be jointly and severally liable for all obligations of Southern SSB Investments, L.L.C. under this Agreement.
          12.2 Indemnification by the Buyer Parties. Subject to the other provisions of this Article XII, from and after the Closing, each of the Buyer Parties (each, in such capacity, a “Buyer Indemnifying Party” and, together with the Holder Indemnifying Parties, the “Indemnifying Parties”) shall, jointly and severally, indemnify, defend and hold harmless the Holders, their Affiliates, and their respective directors, managers, officers, partners, members, equityholders, employees, successors and agents (collectively, the “Holder Indemnified Parties” and, together with the Buyer Indemnified Parties, “Indemnified Parties”) from, against and in respect of any Losses that arise out of, relate to or result from any of the following described matters:
               (a) any inaccuracy in or breach of the representations or warranties of the Buyer Parties contained in Article VII or in any certificate delivered hereunder; and

               (b) any non-fulfillment or breach by any Buyer Party of any covenant or obligation of such Buyer Party in this Agreement that by its terms is to be performed after the Closing.
          12.3 Qualifications and Other Indemnity Claim Matters. The following terms shall apply to any claim for indemnification pursuant to this Article XII to the extent provided below:
               (a) Threshold. No Holder Indemnifying Party will have any liability under Section 12.1(a)(i), Section 12.1(b)(i) or Section 12.1(c) until the Buyer Indemnified Parties have suffered Losses in excess of an aggregate amount equal to $2,000,000 arising from Claims under such sections, and then, subject to Section 12.3(b), the recoverable Losses under this Article XII for such Claims shall be equal to the entire amount of any such Losses from the first dollar (including the first $2,000,000); provided that the limitations set forth in this Section 12.3(a) shall not apply to Losses arising from any breach or inaccuracy of the representations and warranties set forth in Article V or Sections 6.1 (Authority; Enforceability), 6.2 (Consents; Absence of Conflicts), 6.3 (Organization; Existence and Good Standing), 6.5 (Capitalization; Subsidiaries), 6.13 (Brokers’ Fees) or 6.15 (Taxes) (collectively, the “Fundamental Seller Representations”). No Buyer Indemnifying Party will have any liability under Section 12.2(a) until the Holder Indemnified Parties have suffered Losses in excess of an aggregate amount equal to $2,000,000 arising from Claims under such section, and then, subject to Section 12.3(b), the recoverable Losses under this Article XII for such Claims shall be equal to the entire amount of any such Losses from the first dollar (including the first $2,000,000); provided that the limitations set forth in this Section 12.3(a) shall not apply to Losses arising from any breach or inaccuracy of the representations and warranties set forth in Sections 7.1 (Authority; Enforceability), 7.2 (Consents, Absence of Conflicts), 7.3 (Organization; Existence and Good Standing), 7.4 (Parent Capitalization), 7.5 (Representation as to Parent Share Consideration) or 7.9 (Brokers’ Fees) (collectively, the “Fundamental Buyer Representations”).
               (b) Caps.
                         (i) Seller Party Caps.
                              (A) the aggregate liability of the Holders under this Agreement shall not exceed $30,000,000 (the “Aggregate Cap”); and
                              (B) each Holder’s aggregate liability under this Agreement shall not exceed an amount equal to such Holder’s Pro Rata Share multiplied by the amount of the Aggregate Cap (the “Individual Cap”);
provided, however, that the limitations set forth in Section 12.3(b)(i)(A)-(B) shall not apply to Losses (i) arising from any inaccuracy in or breach of any Fundamental Seller Representation (as to which the liability of any Holder shall not exceed an amount equal to such Holder’s Pro Rata Share multiplied by the Merger Consideration), (ii) arising under Sections 12.1(a)(ii), 12.1(b)(ii), 12.1(b)(iii), 12.1(b)(iv), 12.1(b)(vi) or 12.1(b)(viii).
                         (ii) Buyer Party Cap. The aggregate liability of the Buyer Parties under this Agreement shall not exceed the amount of the Aggregate Cap; provided, however, that the limitations set forth in this Section 12.3(b)(ii) shall not apply to Losses (i) arising from any inaccuracy in or breach of any Fundamental Buyer Representation or (ii) arising under Section 12.2(b); provided further, however, that in no event shall the Buyer Parties’ aggregate liability under this Agreement exceed an amount equal to the Merger Consideration.
               (c) Survival; Claims Period. All representations and warranties of the Parties contained in this Agreement shall survive the Closing until the date that is 15 months after the Closing Date; provided that such 15-month survival period shall not apply to: (i) any representation or warranty set forth in Section 6.19 (Environmental Matters), which representations and warranties shall survive the Closing until the third anniversary of the Closing Date; (ii) any representation or warranty set forth in the Fundamental Seller Representations (excluding Section 6.15 (Taxes), which is the subject of clause (iii) below) or the Fundamental Buyer Representations, which representations and warranties shall survive the Closing indefinitely; and (iii) any representation or warranty set forth in Section 6.15 (Taxes), 6.17 (Employees; Employee Matters), 6.18 (Employee Benefit Matters) or 7.6 (Parent SEC Filings), which representations and warranties shall survive the Closing until the date that is three months after the expiration of the applicable statute of limitation (the date, if any, on which a representation or warranty contained in this Agreement so expires, the “Expiration Date”). All covenants contained in this Agreement that by their terms are to be performed at or prior to the Closing shall terminate at the Closing, and all covenants contained in this Agreement that by their terms are to be performed after the Closing shall survive the Closing until performed in accordance with their terms. No Indemnifying Party shall have any liability for indemnification claims made under this Article XII with respect to any breach of any representation or warranty unless a Claim Notice in respect of such claim is timely given in accordance with this Agreement on or prior to the applicable Expiration Date. If a Claim Notice has been timely given in accordance with this Agreement on or prior to the applicable Expiration Date, then the applicable representation or warranty shall survive as to such Claim until such Claim has been finally resolved.
               (d) Merger Consideration Adjustment. The procedures set forth in Article III and the dispute resolution procedures set forth therein shall provide the sole and exclusive remedies for claims relating to the calculation of Final Net Working Capital and the Final CapEx Reimbursement Amount, and the Indemnified Parties shall not have recourse under this Article XII for breaches of representations and warranties contained in this Agreement to the extent that the Losses that are attributable to such breach are taken into account in determining the Final Net Working Capital or the Final CapEx Reimbursement Amount pursuant to Article III.
               (e) Mitigation. The Parties agree that no Indemnified Party shall have any recourse under this Article XII for any Losses that such Indemnified Party would not have suffered had such Indemnified Party exercised reasonable commercial efforts to mitigate such Losses within a reasonable amount of time following the discovery by such Indemnified Party of the fact, event or circumstance giving rise to such Losses (and for a Buyer Indemnified Party that is not a natural Person, the bringing to the attention of a responsible officer thereof of such fact, event or circumstance).

               (f) Disregard of Materiality Qualifications. For purposes of determining whether any Indemnified Party is entitled to indemnification for any Losses under this Article XII arising from any breach of any representation or warranty set forth in this Agreement (other than the representations and warranties set forth in Section 6.6(b) and Section 7.7(a)) and in calculating the amount of such Losses, the Parties shall disregard (i) any requirement in any such representation or warranty that an event or fact be material, have a Material Adverse Effect, have a Parent Material Adverse Effect, or otherwise be subject to a similar qualification as to materiality, material adverse effect or words of similar import and (ii) any other references to materiality, material adverse effect or words of similar import in any such representation or warranty.
               (g) Recovery. In the event that any Losses are suffered by any one or more Indemnified Parties for which any such Indemnified Party is entitled to indemnification under this Article XII and any such Indemnified Party is indemnified by an Indemnifying Party with respect to such Losses, then such Losses shall be deemed to have been fully satisfied and shall no longer exist and, therefore, any further recovery by such Indemnified Party or any other Indemnified Party from any Indemnifying Party for such same Losses would constitute an unintended “double” recovery and shall be prohibited under this Agreement. Notwithstanding the foregoing, an Indemnified Party shall be entitled to seek recovery under such provisions of this Article XII that maximize its recovery (e.g., if particular Losses would be subject to the Aggregate Cap if a claim were made under one provision but would not be subject to the Aggregate Cap if made under another provision, then the Indemnified Party may seek recovery under the provision that is not subject to the Aggregate Cap).
               (h) Knowledge. The Indemnified Parties’ rights under this Agreement or otherwise shall not be diminished by any investigation performed or knowledge acquired or capable of being acquired, whether before or after the Execution Date, regarding the accuracy or inaccuracy of any representation or warranty or the performance or non-performance of any covenant.
          12.4 Calculation of Losses.
               (a) The amount of any Losses for which any Indemnified Party is finally determined to be entitled to indemnification under this Article XII shall be reduced by (i) any insurance proceeds actually received by the Buyer Indemnified Parties or Holder Indemnified Parties (as applicable) with respect to such Losses (net of reasonable out-of-pocket expenses incurred in obtaining such insurance proceeds and the amount of any retrospective or other current increase in premium that is directly attributable to the payment of such insurance proceeds), and (ii) indemnification or reimbursement payments actually received by the Buyer Indemnified Parties or Holder Indemnified Parties (as applicable) from third parties with respect to such Losses (net of reasonable out-of-pocket expenses incurred in obtaining such payments).
               (b) Notwithstanding anything to the contrary in this Agreement, if any matter giving rise to a claim of Losses by any Buyer Indemnified Party pursuant to this Article XII is reasonably likely to be covered by any insurance policy of any Party or its Affiliates, then the Parties shall cooperate with one another and use commercially reasonable efforts to obtain reimbursement for such Losses under such insurance policy; provided, however, that if any insurance proceeds are thereafter received with respect to Losses that have been satisfied:
                         (i) by a release of any of the Escrow Shares, then such Indemnified Party shall promptly (A) until such time as the Escrow Account has been terminated in accordance with Article IV and the Escrow Agreement, deliver to the Escrow Agent to be deposited in the Escrow Account cash in an amount equal to the amount of such insurance proceeds, net of reasonable out-of-pockets expenses incurred in obtaining such insurance proceeds, and such cash shall be treated in all respects thereafter for purposes of this Agreement as if same were Escrow Shares deposited for the credit of the applicable Accredited Holders and (B) from and after the termination of the Escrow Account in accordance with Article IV and the Escrow Agreement, deliver to the Agent (for distribution to the Accredited Holders) cash in an amount equal to the amount of such insurance proceeds, net of such expenses;
                         (ii) by a release of any of the Escrow Cash, then such Indemnified Party shall promptly (A) until such time as the Escrow Account has been terminated in accordance with Article IV and the Escrow Agreement, deliver to the Escrow Agent to be deposited in the Escrow Account cash in an amount equal to the amount of such insurance proceeds, net of reasonable out-of-pockets expenses incurred in obtaining such insurance proceeds, and such cash shall be treated in all respects as Escrow Cash thereafter and (B) from and after the termination of the Escrow Account in accordance with Article IV and the Escrow Agreement, deliver to the Agent (for distribution to the Non-Accredited Holders) cash in an amount equal to the amount of such insurance proceeds, net of such expenses; and
                         (iii) otherwise directly by a Holder by a payment made by such Holder, then such Indemnified Party shall promptly reimburse each Holder for the amount of any such payment made directly by such Holder (up to the amount of the insurance proceeds received by such Indemnified Party, net of reasonable out-of-pockets expenses incurred in obtaining such insurance proceeds);
provided further that the amount of cash to be deposited or paid pursuant to this Section 12.4(b) shall not exceed the amount of insurance proceeds received, net of reasonable out-of-pocket expenses incurred in obtaining such proceeds, and shall be deposited or paid pursuant to clauses (i) through (iii) in the same relative proportions such amount was disbursed or paid to the Buyer Indemnified Parties in satisfaction of such Losses pursuant to Section 12.6.
               (c) If no such insurance proceeds are received by a Buyer Indemnified Party after making the commercially reasonable efforts contemplated by Section 12.4(b), and such Buyer Indemnified Party recovers any such Losses from an Indemnifying Party or Parties, then such Buyer Indemnified Party shall concurrently therewith execute and deliver to the Indemnifying Party or Parties such agreements, documents and instruments as may be reasonably necessary to assign to such Indemnifying Party or Parties its claim under such insurance policy with respect to such Losses and shall reasonably cooperate with such Indemnifying Party or Parties in its efforts to collect insurance proceeds thereunder.

          12.5 Exclusive Remedy; Waiver.
               (a) NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT, IF THE CLOSING OCCURS AND EXCEPT (I) AS PROVIDED IN THIS ARTICLE XII AND IN SECTION 8.5 AND SECTION 8.12 OR (II) IN THE CASE OF CRIMINAL ACTIVITY OR FRAUD ON THE PART OF ANY PARTY, NO INDEMNIFYING PARTY OR INDEMNIFIED PARTY SHALL HAVE ANY LIABILITY, AND NO INDEMNIFIED PARTY SHALL MAKE ANY CLAIM, FOR ANY LOSS (AND THE PARTIES HEREBY WAIVE ANY RIGHT OF CONTRIBUTION AGAINST EACH OTHER, THE INDEMNIFYING PARTIES AND THE INDEMNIFIED PARTIES AND THEIR RESPECTIVE AFFILIATES), UNDER, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY CERTIFICATE DELIVERED PURSUANT TO THIS AGREEMENT, WHETHER BASED IN CONTRACT, TORT, STRICT LIABILITY, OTHER LAWS OR OTHERWISE.
               (b) NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT, NO INDEMNIFYING PARTY OR INDEMNIFIED PARTY SHALL BE LIABLE FOR EXEMPLARY, PUNITIVE, SPECIAL, INDIRECT, CONSEQUENTIAL (OTHER THAN DIMINUTION IN VALUE), REMOTE OR SPECULATIVE DAMAGES, WHETHER BASED IN CONTRACT, TORT, STRICT LIABILITY, OTHER LAW OR OTHERWISE; PROVIDED, HOWEVER, THAT THIS SECTION 12.5(b) SHALL NOT LIMIT A PARTY’S RIGHT TO RECOVERY UNDER THIS ARTICLE XII FOR ANY SUCH DAMAGES TO THE EXTENT SUCH PARTY IS REQUIRED TO PAY SUCH DAMAGES TO A THIRD PARTY IN CONNECTION WITH A MATTER FOR WHICH SUCH PARTY IS OTHERWISE ENTITLED TO INDEMNIFICATION UNDER THIS ARTICLE XII.
               (c) NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, NO REPRESENTATIVE OR AFFILIATE OF ANY PARTY (OR ANY REPRESENTATIVE OF ANY SUCH AFFILIATE) IN SUCH CAPACITY SHALL HAVE ANY PERSONAL LIABILITY TO ANY PARTY AS A RESULT OF THE BREACH OF ANY REPRESENTATION, WARRANTY, COVENANT, AGREEMENT OR OBLIGATION IN THIS AGREEMENT OR ANY CERTIFICATE DELIVERED PURSUANT TO THIS AGREEMENT. EACH PARTY HEREBY WAIVES, AND SHALL CAUSE EACH OF ITS AFFILIATES TO WAIVE, ANY CLAIMS OR OTHER METHOD OF RECOVERY, WHETHER BASED IN CONTRACT, TORT OR STRICT LIABILITY, OR UNDER APPLICABLE LAW, AGAINST ANY SUCH REPRESENTATIVE OR AFFILIATE RELATING TO THE TRANSACTIONS CONTEMPLATED BY THE TRANSACTION DOCUMENTS.
               (d) HOLDERS HEREBY WAIVE, AND AGREE NOT TO ASSERT, ANY AND ALL RIGHTS, WHETHER BY CONTRACT, AT LAW, IN EQUITY OR OTHERWISE, HOLDERS MAY HAVE TO MAKE A CLAIM AGAINST OR OTHERWISE DEMAND OR RECEIVE PAYMENT FROM EITHER OF THE ACQUIRED COMPANIES ARISING OUT OF OR WITH RESPECT TO, THE INACCURACY OR BREACH OF ANY REPRESENTATION OR WARRANTY OF ANY HOLDER OR EITHER ACQUIRED COMPANY SET FORTH IN THIS AGREEMENT OR THE

BREACH BY ANY HOLDER OR EITHER ACQUIRED COMPANY PRIOR TO THE CLOSING DATE OF ANY COVENANT OR AGREEMENT SET FORTH IN THIS AGREEMENT.
               (e) EFFECTIVE AS OF THE CLOSING, HOLDERS DO HEREBY FOREVER RELEASE AND DISCHARGE EACH OF THE ACQUIRED COMPANIES FROM ANY AND ALL CLAIMS, DEMANDS, CAUSES OF ACTION, LOSSES OR LIABILITIES OF ANY KIND OR NATURE WHATSOEVER WHICH RELATE TO OR ARISE OUT OF ANY DEALINGS, RELATIONSHIPS OR TRANSACTIONS, PRIOR TO THE CLOSING DATE, BY AND BETWEEN HOLDERS AND EACH OF THE ACQUIRED COMPANIES, WHETHER ARISING UNDER CONTRACT, AT LAW OR IN EQUITY, AGAINST EITHER OF THE ACQUIRED COMPANIES THAT THEY EVER HAD, NOW HAVE OR HEREAFTER CAN, SHALL OR MAY HAVE, WHETHER OR NOT NOW KNOWN, OTHER THAN (I) RIGHTS TO INDEMNIFICATION IN RESPECT OF CLAIMS OR LOSSES AS DESCRIBED IN OR ARISING UNDER SECTION 8.12, (II) RIGHTS UNDER THIS AGREEMENT AND THE OTHER TRANSACTION DOCUMENTS AND (III) UNPAID COMPENSATION OR UNPAID BENEFITS, IN EACH CASE, ACCRUED IN THE ORDINARY COURSE OF BUSINESS, BUT ONLY TO THE EXTENT SUCH COMPENSATION OR BENEFITS RELATE TO THE 45 DAY PERIOD PRIOR TO THE CLOSING DATE OR WERE PROPERLY ACCRUED DURING SUCH PERIOD. EXCEPT AS EXPRESSLY LIMITED IN THIS SECTION 12.5(E), HOLDERS UNDERSTAND AND AGREE THAT THEY ARE HEREBY EXPRESSLY WAIVING ALL CLAIMS RELATED TO ANY PERIOD PRIOR TO THE CLOSING DATE, EVEN THOSE THEY MAY NOT KNOW OR SUSPECT TO EXIST, WHICH IF KNOWN MAY HAVE AFFECTED THE DECISION TO PROVIDE THIS RELEASE, AND HOLDERS WAIVE ANY RIGHTS UNDER APPLICABLE LAW THAT PROVIDE TO THE CONTRARY.
          12.6 Payment of Indemnification Claims. To the extent it is finally determined that a Holder is required to provide an indemnification payment pursuant to Section 12.7 or Section 12.8, the sole and exclusive method of satisfaction of such payment shall be, and recourse to recover for such indemnification payment shall be limited to the following:
               (a) if such Holder is an Accredited Holder, first the release of a portion of Escrow Shares then deposited in the Escrow Account (up to such Accredited Holder’s Accredited Pro Rata Share of the aggregate number of Escrow Shares deposited in the Escrow Account on the Closing Date); provided that, in no event shall the number of Escrow Shares released from the Escrow Account in respect of indemnification payments so required from such Accredited Holder exceed such Accredited Holder’s Accredited Pro Rata Share of such Escrow Shares; and then, to the extent any amounts remain owing, such amounts shall be payable directly by such Accredited Holder; provided further that, notwithstanding anything in Section 12.3(b)(i)(B) to the contrary, if such Accredited Holder is a Brewer Holder, any amounts that remain owing in excess of such Accredited Holder’s Accredited Pro Rata Share of such Escrow Shares shall additionally be payable from Brewer’s Accredited Pro Rata Share of the Escrow Shares, and, to the extent no Escrow Shares are then held for the account of such Accredited Holder or Brewer either because all such shares have been released or because the Escrow Account has been terminated, then any amounts that remain owing by such Accredited

Holder shall additionally be payable directly by Brewer on behalf of such Accredited Holder, and, in any such case, such Accredited Holder shall thereafter reimburse and indemnify Brewer for any such amounts as are paid by Brewer on such Accredited Holder’s behalf and for any Losses incurred by Brewer in connection therewith; and
               (b) If such Holder is a Non-Accredited Holder, first the release of Escrow Cash then deposited in the Escrow Account (up to such Non-Accredited Holder’s Non-Accredited Pro Rata Share of the Escrow Cash deposited in the Escrow Account on the Closing Date); provided that, in no event shall the amount of Escrow Cash released from the Escrow Account in respect of indemnification payments so required from such Non-Accredited Holder exceed such Non-Accredited Holder’s Non-Accredited Pro Rata Share of such Escrow Cash; and then, to the extent any amounts remain owing, such amounts shall be payable directly by such Non-Accredited Holder; provided further that, notwithstanding anything in Section 12.3(b)(i)(B) to the contrary, if such Non-Accredited Holder is a Brewer Holder, any amounts that remain owing in excess of such Non-Accredited Holder’s Non-Accredited Pro Rata Share of such Escrow Cash, or, if no Escrow Cash is then held for the account of such Non-Accredited Holder either because all such cash has been released or because the Escrow Account has been terminated, then any amounts that remain owing by such Non-Accredited Holder shall additionally be payable directly by Brewer on behalf of such Non-Accredited Holder, and, in any such case, such Non-Accredited Holder shall thereafter reimburse and indemnify Brewer for any such amounts as are paid by Brewer on such Non-Accredited Holder’s behalf and for any Losses incurred by Brewer in connection therewith.
               (c) For the avoidance of doubt, Brewer shall be jointly and severally liable with any Brewer Holder for all purposes of this Article XII as to indemnification claims involving payments or potential payments by Brewer on behalf of a Brewer Holder pursuant to this Section 12.6, and a Buyer Indemnified Party may proceed directly against Brewer in respect of any such claim without the necessity of first proceeding against such Brewer Holder (except to the extent such Brewer Holder has Escrow Shares or Escrow Cash in the Escrow Account, in which case such Buyer Indemnified Party’s indemnity claim shall first be satisfied out of such Escrow Shares or Escrow Cash, as contemplated by clauses (a) and (b) of this Section 12.6).
               (d) If amounts are owed to a Buyer Indemnified Party from the Seller Indemnified Parties and such amounts are to be paid from Escrow Shares or Escrow Cash, the Agent shall promptly execute a Joint Instruction Letter in respect of such amounts and cooperate with such Buyer Indemnified Party in delivering such Joint Instruction Letter to the Escrow Agent. If amounts remain owing to a Buyer Indemnified Party from a Holder or Brewer pursuant to clauses (a) or (b) of this Section 12.6, the Agent shall, within five Business Days of written request by such Buyer Indemnified Party, prepare and transmit to each Holder from whom amounts are due and, if applicable, Brewer, a written notice demanding payment of such amounts, which amounts shall be payable by such Holder and, if applicable, Brewer, within 10 Business Days of the giving of such notice, in immediately available funds, to an account specified by the Buyer Indemnified Party in such notice.
          12.7 Non-Third-Party Claim Procedures. If any Indemnified Party shall claim indemnification hereunder for any matter (other than a Third-Party Claim), the Indemnified Party shall promptly give written notice (a “Claim Notice”) to the applicable Indemnifying Party setting forth the basis for such claim and the nature and estimated amount of the claim (to the extent then known by the Indemnified Party), all in reasonable detail. No delay or failure on the part of the Indemnified Party in so notifying the Indemnifying Party shall relieve the Indemnifying Party of any liability or obligation hereunder except to the extent of any damage or liability caused by or arising out of such delay or failure. Within 30 days after delivery of a Claim Notice, the Indemnifying Party shall deliver to the Indemnified Party a response, in which the Indemnifying Party shall either: (i) agree that the Indemnified Party is entitled to receive all of the claimed amount (in which case the response shall be accompanied by a payment by the Indemnifying Party to the Indemnified Party of such amount, by check or by wire transfer; provided that if such amount is to be paid through the release of Escrow Shares or Escrow Cash, the Indemnifying Party and the Indemnified Party shall cause the Agent and the Buyer Parties (as applicable) to deliver to the Escrow Agent, within three Business Days following the delivery of such response, a Joint Instruction Letter instructing the Escrow Agent to pay to Buyer Parties an amount of Escrow Funds equal to such claimed amount), (ii) agree that the Indemnified Party is entitled to receive a portion of the claimed amount (in which case the response shall be accompanied by a payment by the Indemnifying Party to the Indemnified Party of the amount so agreed upon, by check or by wire transfer; provided that if such amount is to be paid through the release of Escrow Shares or Escrow Cash, the Indemnifying Party and the Indemnified Party shall cause the Agent and the Buyer Parties (as applicable) to deliver to the Escrow Agent, within three Business Days following the delivery of the response, a Joint Instruction Letter instructing the Escrow Agent to pay to Buyer Parties an amount of Escrow Funds equal to such agreed upon amount) or (iii) dispute that the Indemnified Party is entitled to receive all of the claimed amount. Acceptance by Buyer Parties of partial payment of any claimed amount shall be without prejudice to Buyer Parties’ right to claim the balance of any such claimed amount.
          12.8 Third-Party Claim Procedures.
               (a) If any Indemnified Party shall claim indemnification hereunder arising from any claim or demand of a third party (a “Third-Party Claim”), the Indemnified Party shall promptly after it receives written notification of such Third-Party Claim, give written notice (a “Third-Party Notice”) to the applicable Indemnifying Party setting forth the basis for such Third-Party Claim and the nature and estimated amount of such Third-Party Claim (to the extent then known by the Indemnified Party) in reasonable detail, together with a copy of the written notification of such Third-Party Claim. No delay or failure on the part of the Indemnified Party in so notifying the Indemnifying Party shall relieve the Indemnifying Party of any liability or obligation hereunder except to the extent of any damage or liability caused by or arising out of such delay or failure. Within 30 days after receiving such Third-Party Notice, the Indemnifying Party, upon notice to the Indemnified Party, may, at its own cost and through counsel of its own choosing, defend any claim or demand set forth in a Third-Party Notice; provided that (i) the Indemnifying Party may only assume control of such defense if (A) it acknowledges in writing to the Indemnified Party that any damages, fines, costs or other liabilities that may be assessed against the Indemnifying Party in connection with such Third-Party Claim constitute Losses for which the Indemnifying Party shall be indemnified pursuant to this Article XII and (B) the damages sought in such Third-Party Claim, taken together with the estimated costs of defense thereof and the amount claimed by the Indemnified Parties with respect to any unresolved claims for indemnification then pending, is not greater than the then remaining obligation of the

Indemnifying Party hereunder (taking into account the limitations on liability described in Section 12.3) and (ii) the Indemnifying Party may not assume control of the defense of any Third-Party Claim involving Taxes (other than Seller Taxes), criminal liability or in which equitable relief is sought against the Indemnified Party, or if an adverse resolution of the Third-Party Claim would, in the reasonable determination of the Indemnified Party, have a material adverse effect on the business, operations or future conduct of the Indemnified Party. If the Indemnifying Party does not, or is not permitted under the terms hereof to, so assume control of the defense of a Third-Party Claim, the Indemnified Party shall control such defense. The non-controlling Party may participate in such defense at its own expense. The controlling Party shall keep the non-controlling Party reasonably apprised of the status of such Third-Party Claim and the defense thereof and shall consider in good faith recommendations made by the non-controlling Party with respect thereto. Each of the Indemnified Party and the Indemnifying Party shall, promptly upon the other’s reasonable request therefor, furnish such information as it may have with respect to such Third-Party Claim (including copies of any summons, complaint or other pleading which may have been served on such party and any written claim, demand, invoice, billing or other document evidencing or asserting the same), make documents available for inspection and copying, make employees available for interviews, depositions and trial, and otherwise cooperate with and assist the controlling Party in the defense of such Third-Party Claim, all of the foregoing subject to the receipt of reasonable prior notice and the reimbursement of the reasonable out of pocket expenses of the Indemnified Party by the Indemnifying Party. The reasonable fees and expenses of counsel to the Indemnified Party with respect to a Third-Party Claim shall be considered Losses for purposes of this Agreement if and to the extent (i) the Indemnified Party controls the defense of such Third-Party Claim pursuant to the terms of this Section 12.8(a) or (ii) the Indemnifying Party assumes control of such defense and, in the reasonable view of outside counsel to the Indemnifying Party, there exists a conflict between the interests of the Indemnified Party and the Indemnifying Party or different defenses with respect to such Third-Party Claim are available to the Indemnified Party which are not available to the Indemnifying Party, provided that the Indemnifying Party shall not be liable for the costs and expenses of more than one counsel for all Indemnified Parties in each jurisdiction to which such Third Party Claim relates. Neither the Seller Parties nor the Agent shall agree to any settlement of, or the entry of any judgment arising from, any Third-Party Claim without the prior written consent of Buyer Parties, which shall not be unreasonably withheld, conditioned or delayed; provided that the consent of Buyer Parties shall not be required if the Agent, on behalf of all of the Seller Parties, agrees in writing to pay any amounts payable pursuant to such settlement or judgment and such settlement or judgment includes a complete release of Buyer Parties from further liability, involves only the payment of money damages or amounts in settlement and has no other adverse effect on Buyer Parties. Buyer Parties shall not agree to any settlement of, or the entry of any judgment arising from, any such Third-Party Claim without the prior written consent of the Agent, which shall not be unreasonably withheld, conditioned or delayed. Without limiting the foregoing, the Indemnifying Party will be subrogated to all rights and remedies of the Indemnified Party against the third party making such Third-Party Claim, and the Indemnified Party will reasonably cooperate with and assist the Indemnifying Party in asserting all such rights and remedies against such third party.
               (b) The Parties acknowledge and agree that (i) the Lott Lawsuit constitutes a Third-Party Claim and (ii) a Claim for indemnification under Section 12.1(b)(iv) with respect to the Lott Lawsuit shall be deemed to have been made by the Buyer Parties as of the Effective

Time for all purposes under this Article XII. The Parties further acknowledge and agree that the Holders shall assume the defense of the Lott Lawsuit pursuant to the provisions of Section 12.8(a).
          12.9 Exclusive Representations and Warranties.
               (a) THE BUYER PARTIES ACKNOWLEDGE AND AGREE THAT: (I) THE REPRESENTATIONS AND WARRANTIES SET FORTH IN ARTICLE V AND ARTICLE VI AND IN ANY CERTIFICATES DELIVERED PURSUANT TO THIS AGREEMENT CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES OF THE SELLER PARTIES IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT AND (II) EXCEPT FOR SUCH REPRESENTATIONS AND WARRANTIES, THERE ARE NO REPRESENTATIONS OR WARRANTIES OF THE SELLER PARTIES REGARDING THE ACQUIRED COMPANIES, THE BUSINESS OR THE ACQUIRED ASSETS.
               (b) THE SELLER PARTIES ACKNOWLEDGE AND AGREE THAT: (I) THE REPRESENTATIONS AND WARRANTIES SET FORTH IN ARTICLE VII AND IN ANY CERTIFICATES DELIVERED PURSUANT TO THIS AGREEMENT CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES OF THE BUYER PARTIES IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT AND (II) EXCEPT FOR SUCH REPRESENTATIONS AND WARRANTIES, THERE ARE NO REPRESENTATIONS OR WARRANTIES OF THE BUYER PARTIES.
ARTICLE XIII
MISCELLANEOUS
          13.1 Assignment. This Agreement and the rights under this Agreement may not be assigned by any Buyer Party without the prior written consent of the Agent; provided that any Buyer Party may assign in whole or in part, its rights, but not its obligations, under this Agreement to a third party in connection with the sale or disposition of any portion of the Business or the Acquired Assets without the prior written consent of the Agent. This Agreement and the rights hereunder may not be assigned by any Seller Party without the prior written consent of the Buyer Parties. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns.
          13.2 Notices. Unless otherwise provided in this Agreement, any notice, request, consent, instruction or other document to be given under this Agreement by any Party to another Party shall be in writing and delivered personally, by reputable overnight delivery service or other courier or by certified mail, postage prepaid, return receipt requested, and will be deemed given (a) when received if delivered personally or by overnight delivery service or other courier or (b) on the date receipt is acknowledged if delivered by certified mail, postage prepaid, return receipt requested, as follows:
          If to any Holder c/o the Agent, addressed to:
5 Post Oak Park, Suite 2360

Houston, Texas 77027
Attention: Gerardus Smith
          If to either Acquired Company prior to the Closing, addressed to:
5 Post Oak Park, Suite 2360
Houston, Texas 77027
Attention: Gerardus Smith
          If to any of the Buyer Parties, addressed to
Key Energy Services, Inc.
1301 McKinney Street, Suite 1800
Houston, Texas 77010
Attention: General Counsel
or to such other place and with such other copies as any Party may designate as to itself by written notice to the others in accordance with this Section 13.2.
          13.3 Choice of Law. THE PARTIES STIPULATE THAT THIS AGREEMENT HAS BEEN ENTERED INTO IN THE STATE OF TEXAS. THIS AGREEMENT SHALL BE CONSTRUED, INTERPRETED AND ENFORCED IN ACCORDANCE WITH, AND THE RIGHTS OF THE PARTIES SHALL BE GOVERNED BY THE INTERNAL LAWS OF THE STATE OF TEXAS, WITHOUT REGARD TO ANY CONFLICT OF LAW OR CHOICE OF LAW PRINCIPLES THAT WOULD APPLY THE SUBSTANTIVE LAW OF ANOTHER JURISDICTION.
          13.4 Submission to Jurisdiction. ANY SUIT, ACTION OR PROCEEDING SEEKING TO ENFORCE ANY PROVISION OF, OR BASED ON ANY MATTER ARISING OUT OF, IN CONNECTION WITH OR RELATING TO THIS AGREEMENT OR ANY OTHER TRANSACTION DOCUMENT SHALL BE BROUGHT EXCLUSIVELY IN THE COURTS OF THE STATE OF TEXAS SITTING IN THE CITY OF HOUSTON, TEXAS AND THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF TEXAS — HOUSTON DIVISION, AND THE APPROPRIATE APPEALS COURTS THEREFROM. BY EXECUTING AND DELIVERING THIS AGREEMENT, EACH PARTY IRREVOCABLY (I) ACCEPTS GENERALLY AND UNCONDITIONALLY THE EXCLUSIVE JURISDICTION AND VENUE OF SUCH COURTS; (II) WAIVES ANY DEFENSE OF FORUM NON CONVENIENS; AND (III) AGREES THAT SERVICE OF ALL PROCESS IN ANY SUCH PROCEEDING IN ANY SUCH COURT MAY BE MADE BY NOTICE TO THE APPLICABLE PARTY AT ITS ADDRESS PROVIDED IN ACCORDANCE WITH SECTION 13.2, IS SUFFICIENT TO CONFER PERSONAL JURISDICTION OVER THE APPLICABLE PARTY IN ANY SUCH PROCEEDING IN ANY SUCH COURT, AND OTHERWISE CONSTITUTES EFFECTIVE AND BINDING SERVICE IN EVERY RESPECT. NOTHING CONTAINED IN THIS SECTION 13.4 SHALL PREVENT ANY PARTY FROM SEEKING INJUNCTIVE RELIEF FOR ANY BREACH OF THIS AGREEMENT IN ANY OTHER COURT THAT HAS JURISDICTION OVER THE MATTER THAT IS REASONABLY NECESSARY TO OBTAIN SUCH RELIEF.

          13.5 Expenses. Except as otherwise provided in this Agreement, the Seller Parties, on the one hand, and the Buyer Parties, on the other hand, will bear all of their own costs, fees and expenses, if any, incurred by or on its behalf in connection with the transactions contemplated by this Agreement and the other Transaction Documents. The Holders will ensure that none of the costs, fees and expenses for which they are responsible will be charged to the Acquired Companies except the Transaction Costs.
          13.6 Disclosure Schedules. The inclusion of any information (including dollar amounts) in any of the schedules to this Agreement shall not be deemed to be an admission or acknowledgment by any Party that such information is required to be listed on such section of the relevant schedule or is material to or outside the Ordinary Course of Business of any Person. The information contained in this Agreement, the Exhibits hereto and the schedules is disclosed solely for purposes of this Agreement, and no information contained herein or therein shall be deemed to be an admission by any Party hereto to any third party of any matter whatsoever (including any violation of any Law or breach of contract). Unless the context otherwise requires, all capitalized terms used in the schedules shall have the respective meanings assigned in this Agreement. From and after the Execution Date until the earlier of two Business Days prior to the Closing Date or the termination of this Agreement in accordance with its terms, the Agent shall notify the Buyer Parties of any changes, additions, or events which cause any material change in or addition to any of the schedules delivered by the Seller Parties to the Buyer Parties on the Execution Date (collectively, the “Seller Disclosure Schedules”) promptly after the Agent becomes aware of the same by delivery of appropriate updates to the Seller Disclosure Schedules to the Buyer Parties. To the extent such supplemental disclosures to the Seller Disclosure Schedules relate to matters approved in writing by a Senior Vice President of Parent in accordance with the terms of this Agreement (including Section 8.1 (the “Approved Disclosures”)), such supplemental disclosures shall amend and supplement the Seller Disclosure Schedules delivered on the Execution Date. If the matters disclosed in such supplemental disclosures to the Seller Disclosure Schedules provided to the Buyer Parties have had or would reasonably be expected to have a Material Adverse Effect, the Buyer Parties may terminate this Agreement pursuant to Section 11.1(f) or this Section 13.6 if the Buyer Parties so notify the Agent within 10 Business Days after receiving such supplemental disclosures, after which Buyer Parties shall be deemed to have waived their rights to terminate this Agreement or prevent the consummation of the transactions contemplated by this Agreement pursuant to this Section 13.6 with respect to the information contained in such supplemental disclosures. Except as provided in the immediately preceding sentence, any such supplemental disclosures to the Seller Disclosure Schedules (other than any Approved Disclosures) shall be ignored for all purposes of this Agreement including the indemnification provisions in Article XII and the representations and warranties contained herein other than in connection with any Fraud assertion.
          13.7 Invalidity. In the event that any one or more of the provisions contained in this Agreement or in any other instrument referred to herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement or any other such instrument.
          13.8 Third-Party Beneficiaries. This Agreement is solely for the benefit of (a) the Parties and their successors and assigns permitted under this Agreement, (b) the Acquired Company Indemnitees (solely with respect to such Acquired Company Indemnitees’ rights to indemnification pursuant to Section 8.12), (c) the Buyer Indemnified Parties and the Holder Indemnified Parties (solely with respect to such Persons’ rights to indemnification pursuant to Article XII) and (d) the Persons referred to in Section 12.5(c) (solely with respect to such Person’s right to enforce the waivers set forth in such section) (all of whom shall be deemed to be third-party beneficiaries hereof for such purposes), and no provisions of this Agreement shall be deemed to confer upon any other Persons any remedy, Claim, liability, reimbursement, cause of action or other right or remedy by reason of this Agreement.
          13.9 No Presumption Against Any Party. Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any Party, whether under any rule of construction or otherwise. On the contrary, this Agreement has been reviewed by each of the Parties and their counsel and shall be construed and interpreted according to the ordinary meaning of the words used so as to fairly accomplish the purposes and intentions of all Parties.
          13.10 Specific Performance. Each of the Parties acknowledges and agrees that the other Party would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Party shall be entitled, subject to compliance with Section 13.4, and in addition to any other remedies that may be available under this Agreement to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter, in addition to any other remedy to which they may be entitled, at law or in equity.
          13.11 Waiver of Certain Rights. Solely for purposes of the transactions contemplated by this Agreement, each Holder and each Acquired Company hereby waives any preferential purchase right, right of first refusal, right of first offer, purchase right, buy-sell right, tag-along right, drag-along right, preemptive right or other similar right that would interfere with the consummation of the transactions contemplated by this Agreement.
          13.12 Agent.
               (a) Gerardus Smith is hereby appointed by each Holder (and their respective successors and assigns) as agent and attorney-in-fact with full power of substitution (the “Agent”) for each Holder, for and on behalf of each Holder, as the party authorized to: (i) enter into and perform the Holders’ obligations under the Escrow Agreement; (ii) to negotiate, defend, dispute, contest, assert, compromise and settle all post-closing claims and matters arising under this Agreement, including those relating to any claim for indemnification under Article XII (including claims as to which a Holder or Holders become obligated pursuant to Section 12.6 to directly pay amounts to a Buyer Indemnified Party in respect of an indemnity claim) and to release all or any portion of the Escrow Funds to satisfy such claims; (iii) agree to, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims and matters, and to take all actions necessary or appropriate in the reasonable judgment of the Agent for the accomplishment of the foregoing, including authorizing releases of Escrow

Funds from the Escrow Account in connection therewith; (iv) initiate or refrain from initiating or dispute or refrain from disputing any claim for indemnification or other Claim under this Agreement; (v) take any other action expressly delegated to the Agent under the other terms of this Agreement and such other actions as may reasonably emanate therefrom; (vi) consent to and execute any amendment, waiver or consent of or under this Agreement or the Escrow Agreement; and (vii) give and receive notices and communications to or from the Seller Parties relating to the Transaction Documents and the transactions contemplated by the Transaction Documents, in each case without having to seek or obtain the consent of any Holder.
               (b) The Holders hereby agree that the Reimbursement Fund Amount shall be set aside and paid to the Agent and shall be available to the Agent to make any Final Holders Payment required under Section 3.2(d), to pursue and pay any expenses incurred in connection with the Retained Litigation, and to cover administrative and other expenses of the Agent associated with the performance of its obligations under this Section 13.12. If the Reimbursement Fund Amount is not sufficient to cover any Final Holders Payment or the third-party, out of pocket fees and expenses required to perform the obligations delegated to the Agent under this Agreement, the Agent shall notify the Holders of the estimated amount the Agent anticipates needing to satisfy such obligations. The Agent may (i) call capital from each Holder, in proportion to their Pro Rata Shares, to cover any such additional amounts, and each Holder shall deliver to the Agent its Pro Rata Share of the amount of capital called or (ii) fund such amounts out of any amount distributable to any Holder under this Agreement from and after the Closing, including any part of the Escrow Funds. If any Holder fails to fund its Pro Rata Share of such capital with 30 days of capital being called, the Agent may satisfy such payment obligation by bringing a claim against such defaulting party and/or offsetting any amount to which such defaulting party may be entitled under this Agreement (including such defaulting party’s portion of the Escrow Funds) plus interest at the rate of 5% from the date such capital was due to be funded to the date satisfied. The Agent may disburse all or any portion of the Reimbursement Fund Amount whenever it chooses and, subject to the foregoing right of offset, any amount so disbursed shall be disbursed pro rata to the Holders in the same proportions and using the same methodology as other disbursements are made to the Holders, which proportions and methodology are described in Section 13.12(c). Any portion of the Reimbursement Fund disbursed by the Agent to the Holders shall be treated for all Tax purposes as an adjustment to the Merger Consideration unless otherwise required by applicable Laws.
               (c) Any Escrow Shares received by the Agent for disbursement shall be disbursed to the Accredited Holders in whose name such Escrow Shares are issued.
               (d) Any Escrow Cash received by the Agent for disbursement shall be disbursed to the Non-Accredited Holders in proportion to each Non-Accredited Holder’s Non-Accredited Pro Rata Share of such Escrow Cash, minus (i) any amounts of Escrow Cash previously allocated to such Non-Accredited Holder as contemplated by Section 4.2(c) in respect of any indemnification obligation of such Non-Accredited Holder in this Agreement and (ii) if applicable, any amounts of Escrow Cash reserved in the Escrow Account pursuant to Section 4.2(d) and allocable to such Non-Accredited Holder.

               (e) Any Escrow Funds disbursed by the Agent to any of the Holders shall be treated for all Tax purposes as an adjustment to the Merger Consideration unless otherwise required by applicable Laws.
               (f) The Agent shall not be liable to any Holder for any act done or omitted hereunder as the Agent while acting in good faith and in the exercise of reasonable judgment. The Holders shall severally indemnify the Agent and hold the Agent harmless against any loss, liability or expense incurred without negligence, bad faith or willful misconduct on the part of the Agent and arising out of or in connection with the acceptance or administration of the Agent’s duties under this Agreement, including the reasonable fees and expenses of any legal counsel retained by the Agent. This right of indemnification shall survive the termination of this Agreement. The Holders hereby agree that the Agent shall be entitled to access the Reimbursement Fund Amount for the payment of amounts due in respect of the rights to indemnification described in Section 13.12(f) if the Agent establishes that he or she is intended to such indemnification. The Buyer Parties and any other Person dealing with the Agent is entitled to rely on the actions taken by, and consents and approvals given by, the Agent without the need for further investigation. The Buyer Parties and any other Person shall be entitled to rely on the Agent’s actions, consents and approvals notwithstanding any knowledge of the relying Person. Neither the Buyer Parties nor any other Person shall have any liability for relying on the Agent in the foregoing manner. Notwithstanding anything to the contrary in this Agreement, except in the case of criminal activity or Fraud, the Agent shall not be liable to the Buyer Parties for monetary damages for actions taken in his capacity as the Agent, and no Buyer Indemnified Party shall make any claim for such damages against the Agent.
               (g) If the Agent becomes unable or unwilling to serve as an Agent, such other Person or Persons as may be designated by a majority of the Holders, based on each Holder’s Pro Rata Share, shall succeed such Person as Agent. If the Agent should at any time become unwilling to serve as an Agent, it promptly shall so notify the Holders in writing, and shall bear no liability of any kind or nature whatsoever as a consequence of such determination. In addition, at any time as determined in the sole discretion of the Agent, the Agent may decline to take any action, make any determination, or otherwise bear any expense without having first obtained the approval or consent of holders of a majority of the Holders, based on each Holder’s Pro Rata Share.
               (h) For the avoidance of doubt, the Parties agree that (i) the duties and obligations undertaken by the Agent pursuant to this Agreement are undertaken by the Agent in an agency capacity, (ii) such duties and obligations are duties and obligations of the Holders, and the Holders shall cause the Agent to perform and fulfill all such duties and obligations, and (iii) references in this Agreement to the Agent (other than in this Section 13.12) are included merely for the economy and not because the Agent is the sole obligor of such duties and obligations.
          13.13 Guaranty. Parent hereby, unconditionally and irrevocably, guarantees (this “Guaranty”), by way of an independent obligation to the Seller Parties (a) the due, prompt and faithful performance by each Merger Sub of all undertakings, obligations, required acts and performances of such Merger Sub to the Seller Parties under or arising out of the obligations of such Merger Sub under each Transaction Document; and (ii) the due and punctual payment of all amounts due and payable by each Merger Sub to the Seller Parties under or arising out of the obligations of such Merger Sub under each Transaction Document after the Execution Date, when and as the same shall arise and become due and payable in accordance with the terms of and subject to the conditions contained in such Transaction Document (the “Guaranteed Obligations”). Parent guarantees as principal obligor and not as surety the prompt performance and payment of all Guaranteed Obligations, this being a guarantee of payment and not a guarantee of collection. This Guaranty is not contingent upon the pursuit by the Seller Parties of any rights or remedies against either Merger Sub, such pursuit being hereby waived by Parent. The obligations, covenants, agreements and duties of Parent hereunder shall not be released, affected or impaired in any way by the voluntary or involuntary liquidation, sale or disposition of any assets of either Merger Sub, or the merger or consolidation of either Merger Sub with any other Person. This Guaranty shall be binding upon all successors and assigns of Parent.
          13.14 Role of Acquired Company Counsel; Waiver of Conflicts and Privilege.
               (a) Each of the Parties acknowledges and agrees that in connection with the matters related to this Agreement, Vinson & Elkins L.L.P. and Fishman Haygood Phelps Walmsley Willis & Swanson, L.L.P. solely represented the Acquired Companies and did not represent any of the Holders or any officer, employee, director or manager of any Acquired Company individually.
               (b) Each of the Buyer Parties waives and will not assert, and agrees to cause each Surviving Entity and its Subsidiaries to waive and to not assert, any conflict of interest arising out of or relating to the potential representation, after the Closing (the “Post Closing Representation”), of any Holder or any officer, employee, director or manager of either Acquired Company (any such Person, a “Designated Person”) in any matter involving this Agreement or the transactions contemplated hereby, by any legal counsel (including Vinson & Elkins L.L.P.) currently representing either Acquired Company in connection with this Agreement or the transactions contemplated by this Agreement (the “Current Representation”).
               (c) Each of the Buyer Parties waives and will not assert, and agrees to cause each Surviving Entity and its Subsidiaries to waive and to not assert, any attorney-client privilege with respect to any communication between any such legal counsel (including Vinson & Elkins L.L.P.) and any Designated Person occurring during the Current Representation in connection with any Post-Closing Representation, including in connection with a dispute with any Buyer Party and, following the Closing, with either Surviving Entity or any of its Subsidiaries, it being the intention of the Parties that following the Closing all such rights to such attorney-client privilege and to control such attorney-client privilege shall be exclusively vested in and belong to the Holders; provided that the foregoing waiver and acknowledgement of retention shall not extend to (i) any communication not involving this Agreement or the transactions contemplated by this Agreement, or to communications with any Person other than the Designated Persons and their advisors and (ii) matters involving a third party as to which Buyer Parties, the Surviving Entities and their Subsidiaries, as applicable, shall be permitted to assert the attorney-client privilege.

          13.15 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which together shall constitute but one and the same instrument. Facsimile or scanned and emailed transmission of any signed original document or retransmission of any signed facsimile or scanned and emailed transmission will be deemed the same as delivery of an original. At the request of any Party, the Parties will confirm facsimile or scanned and emailed transmission by signing a duplicate original document.
          13.16 Entire Agreement; Amendments.
               (a) This Agreement, together with all Exhibits, Annexes and Schedules hereto, the other Transaction Documents and the Confidentiality Agreements constitute the entire agreement among the Parties pertaining to the subject matter hereof and thereof and supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the Parties, including the Term Letter dated May 17, 2011.
               (b) This Agreement may be amended, modified, supplemented or restated, and any of the terms, covenants, representations, warranties or conditions hereof may be waived, only by a written instrument executed by the Buyer Parties and the Agent or, in the case of a waiver, by or on behalf of the Buyer Parties (if any Buyer Party is waiving compliance) or the Agent (if the Seller Parties are waiving compliance). The failure of any Party at any time or times to require performance of any provisions hereof will in no manner affect the right at a later time to enforce the same. No waiver by any Party of any condition, or of any breach of any term, covenant, representation or warranty contained in this Agreement, in any one or more instances, will be deemed to be or construed as a further or continuing waiver of any such condition or breach or a waiver of any other condition or of any breach of any other term, covenant, representation or warranty.
          13.17 Time of the Essence. Time is of the essence in the performance of this Agreement.
[Signature Pages Follow]

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the day and year first above written.

BUYER PARTIES:

KEY ENERGY SERVICES, INC.

By: Name:	/s/ Newton W. Wilson III Newton W. Wilson III
Title:	Executive Vice President and Chief Operating Officer

KEY MERGER SUB I LLC

By: Name:	/s/ Newton W. Wilson III Newton W. Wilson III
Title:	President

KEY MERGER SUB II LLC

By: Name:	/s/ Newton W. Wilson III Newton W. Wilson III
Title:	President
Signature Page 1 of 7 to Merger Agreement

SELLER PARTIES:

EDGE OILFIELD SERVICES, L.L.C.

By: Name:	/s/ Jimmy Darrell Brewer Jimmy Darrell Brewer
Title:	Chief Executive Officer

SUMMIT OILFIELD SERVICES, L.L.C.

By: Name:	/s/ Jimmy Darrell Brewer Jimmy Darrell Brewer
Title:	Chief Executive Officer
Signature Page 2 of 7 to Merger Agreement

HOLDERS:

AMBER NICOLE LAURENT TRUST

By: Name:	/s/ Paula Brewer Laurent Paula Brewer Laurent
Title:	Trustee

/s/ Anna Portier Gaudet

Anna Portier Gaudet

/s/ Billy Justin Roberts

Billy Justin Roberts

/s/ Billy Thomas Roberts

Billy Thomas Roberts

/s/ Brandon Lynn Cook

Brandon Lynn Cook

/s/ Bradley Ray Dick

Bradley Ray Dick

/s/ Charles Laurent

Charles Laurent

/s/ Charles L. Rusk

Charles L. Rusk
Signature Page 3 of 7 to Merger Agreement

/s/ Debbie Ann Witham

Debbie Ann Witham

/s/ Dennis Mark McCauley

Dennis Mark McCauley

EDGE OILFIELD SERVICES HOLDING, L.L.C.

By: Name:	/s/ Jimmy Darrell Brewer Jimmy Darrell Brewer
Title:	Chief Executive Officer

EVAN VAUGHN BREWER TRUST

By: Name:	/s/ Terry Paul Brewer Terry Paul Brewer
Title:	Trustee

/s/ Elizabeth Long Denham

Elizabeth Long Denham

/s/ Frank Creveal Carroll

Frank Creveal Carroll

/s/ Gerardus Johannes Smith Jr.

Gerardus Johannes Smith Jr.
Signature Page 4 of 7 to Merger Agreement

/s/ Gregory Scott Tanner

Gregory Scott Tanner

JACOB ANDREW BREWER TRUST

By: Name:	/s/ Terry Paul Brewer Terry Paul Brewer
Title:	Trustee

/s/ Jason Rowland Farnell

Jason Rowland Farnell

JIMMY ALEXANDER BREWER TRUST

By: Name:	/s/ Jimmy Darrell Brewer, Jr. Jimmy Darrell Brewer, Jr.
Title:	Trustee

/s/ Jimmy Darrell Brewer

Jimmy Darrell Brewer

/s/ Jimmy Darrell Brewer, Jr.

Jimmy Darrell Brewer, Jr.

/s/ Johnathan Lance Mangrum

Johnathan Lance Mangrum
Signature Page 5 of 7 to Merger Agreement

KENNEDY GRACE BREWER TRUST

By: Name:	/s/ Jimmy Darrell Brewer, Jr. Jimmy Darrell Brewer, Jr.
Title:	Trustee

/s/ Mark Amador

Mark Amador

/s/ Myrtle Nugent Brewer

Myrtle Nugent Brewer

NATHAN PAUL BREWER TRUST

By: Name:	/s/ Terry Paul Brewer Terry Paul Brewer
Title:	Trustee

NICHOLAS CHARLES LAURENT TRUST

By: Name:	/s/ Paula Brewer Laurent Paula Brewer Laurent
Title:	Trustee

/s/ Paula Brewer Laurent

Paula Brewer Laurent
Signature Page 6 of 7 to Merger Agreement

RACHEL ANNE LAURENT TRUST

By: Name:	/s/ Paula Brewer Laurent Paula Brewer Laurent
Title:	Trustee

SOUTHERN SSB INVESTMENTS, L.L.C.

By: Name:	/s/ Charles Laurent Charles Laurent
Title:	Sole Member

/s/ Stephanie Winstead Elliott

Stephanie Winstead Elliott

/s/ Terry Paul Brewer

Terry Paul Brewer

/s/ Tommy William Robertson

Tommy William Robertson

/s/ Wesley Lamar Loden

Wesley Lamar Loden
Signature Page 7 of 7 to Merger Agreement

CERTIFICATE OF KEY MERGER SUB I LLC
     I, Kimberly Frye, acting herein in my capacity as sole Manager of Key Merger Sub I LLC, a limited liability company organized and existing under the laws of the State of Louisiana (“Merger Sub I”), hereby certify, as such Manager, that the Agreement and Plan of Merger to which this certificate is attached was duly authorized and approved by the requisite vote of the sole Member of Merger Sub I in accordance with the provisions of Section 1318 of the Louisiana Limited Liability Company Law and the Operating Agreement of Merger Sub I, effective as of July 11, 2011.
     WITNESS my hand on this 13th day of July, 2011.

/s/ Kimberly Frye

Kimberly Frye, as Sole Manager of Merger Sub I
Certificate of Key Merger Sub I LLC

CERTIFICATE OF KEY MERGER SUB II LLC
     I, Kimberly Frye, acting herein in my capacity as sole Manager of Key Merger Sub II LLC, a limited liability company organized and existing under the laws of the State of Louisiana (“Merger Sub II”), hereby certify, as such Manager, that the Agreement and Plan of Merger to which this certificate is attached was duly authorized and approved by the requisite vote of the sole Member of Merger Sub II in accordance with the provisions of Section 1318 of the Louisiana Limited Liability Company Law and the Operating Agreement of Merger Sub II, effective as of July 11, 2011.
     WITNESS my hand on this 13th day of July, 2011.

/s/ Kimberly Frye

Kimberly Frye, as Sole Manager of Merger Sub II
Certificate of Key Merger Sub II LLC

CERTIFICATE OF EDGE OILFIELD SERVICES, L.L.C.
     I, Jimmy Darrell Brewer, acting herein both in my capacity as President and Chief Executive Officer of, and as a Member of, Edge Oilfield Services, L.L.C., a limited liability company organized and existing under the laws of the State of Louisiana (“Edge”), hereby certify, as such President and Chief Executive Officer and such Member, that the Agreement and Plan of Merger to which this certificate is attached was duly authorized and approved by the requisite vote of the Members of Edge in accordance with the provisions of Section 1318 of the Louisiana Limited Liability Company Law and the First Amended Operating Agreement of Edge, effective as of January 14, 2009, as amended, supplemented and in effect as of the date hereof.
     WITNESS my hand on this 13th day of July, 2011.

/s/ Jimmy Darrell Brewer

Jimmy Darrell Brewer, as President and Chief Executive Officer, and a Member of, Edge
Certificate of Edge Oilfield Services, L.L.C.

CERTIFICATE OF SUMMIT OILFIELD SERVICES, L.L.C.
     I, Jimmy Darrell Brewer, acting herein both in my capacity as President and Chief Executive Officer of, and as a Member of, Summit Oilfield Services, L.L.C., a limited liability company organized and existing under the laws of the State of Louisiana (“Summit”), hereby certify, as such President and Chief Executive Officer and such Member, that the Agreement and Plan of Merger to which this certificate is attached was duly authorized and approved by the requisite vote of the Members of Summit in accordance with the provisions of Section 1318 of the Louisiana Limited Liability Company Law and the Operating Agreement of Summit, effective as of May 6, 2009, as amended, supplemented and in effect as of the date hereof.
     WITNESS my hand on this 13th day of July, 2011.

/s/ Jimmy Darrell Brewer

Jimmy Darrell Brewer, as President and Chief Executive Officer, and a Member of, Edge
Certificate of Summit Oilfield Services, L.L.C.

EXHIBIT A
DEFINED TERMS
     As used in the Agreement, the terms set forth below shall have the following respective meanings:
     “Accredited Holders” means each Holder listed as such on Schedule 5.3.
     “Accredited Pro Rata Share” means, with respect to each Accredited Holder, the quotient (expressed as a percentage) obtained by dividing (a) such Accredited Holder’s Pro Rata Share by (b) the aggregate Pro Rata Shares of all Accredited Holders.
     “Acquired Assets” means all of the assets, whether real, personal (tangible or intangible) or mixed, owned (in fee or any lesser interest including leasehold interests) by the Acquired Companies.
     “Affiliate” means, with respect to any Person, any Person which, directly or indirectly, controls, is controlled by, or is under a common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) as used in this definition means the possession, directly or indirectly, of the power to direct or cause the direction of management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise. With respect to any natural person, the term “Affiliate” shall also mean (a) the spouse or children (including those by adoption) and siblings of such Person; and any trust whose primary beneficiary is such Person, such Person’s spouse, such Person’s siblings and/or one or more of such Person’s lineal descendants, (b) the legal representative or guardian of such Person or of any such immediate family member in the event such Person or any such immediate family member becomes mentally incompetent and (c) any Person controlled by or under the common control with any one or more of such Person and the Persons described in clauses (a) or (b) of this definition.
     “Agent” means Gerardus Smith acting as agent and attorney-in-fact with full power of substitution for each of the Holders, as contemplated by Section 13.12, and, prior to the Closing, the Acquired Companies, or if Mr. Smith dies or becomes incapacitated or notifies the Buyer Parties in writing that he refuses to act further as Agent, then Agent shall be the Person or Person designated in accordance with Section 13.12(g), and if no such Person or Persons is so designated, the Agent shall be deemed to be each of the Holders and the Acquired Companies, or their respective representatives.
     “Benefit Plans” means any “employee benefit plan,” within the meaning of Section 3(3) of ERISA, and any bonus, deferred compensation, incentive compensation, employment, consulting or other compensation agreement, stock, stock purchase or any equity-based compensation, change in control, termination or severance, sick leave, vacation, pay, salary continuation for disability, hospitalization, medical insurance, life insurance scholarship, cafeteria, employee assistance, education or tuition assistance, and fringe benefit policy, plan, program or arrangement.

Exhibit A-1

     “Books and Records” means all books and records pertaining to the Acquired Companies, the Business and the Acquired Assets, including all books of account, journals and ledgers, files, correspondence, memoranda, maps, plats, customer lists, suppliers lists, personnel records relating to the Employees of the Acquired Companies, catalogs, promotional materials, data processing programs and other computer software, building and machinery diagrams and plans.
     “Borrowed Money Debt” means all indebtedness for borrowed money and any guaranties of indebtedness for borrowed money, including, for the avoidance of doubt, promissory notes issued by either Acquired Company in respect of Tax distributions made in accordance with such Acquired Company’s Organizational Documents in lieu of cash, and that portion of obligations with respect to capital leases that is properly classified as a liability on a balance sheet in conformity with GAAP, applied consistently with the classifications, judgments, valuation methodologies and estimation methodologies used historically by the Acquired Companies.
     “Borrowed Money Debt Liens” means Liens created pursuant to any Borrowed Money Debt.
     “Brewer” means Jimmy Darrell Brewer.
     “Brewer Holder” means each Holder identified as a Brewer Holder on Schedule 5.3.
     “Business” means the business and operations of the Acquired Companies as conducted over the 12 months prior to the Execution Date and as are being performed on the Execution Date.
     “Business Day” means any day other than a Saturday, Sunday or legal holiday under the laws of the United States or the State of Texas.
     “CapEx Reimbursement Amount” means the aggregate amount of growth capital expenditures funded by the payment of cash or the incurrence of Borrowed Money Debt by the Acquired Companies between March 1, 2011 and the Closing Date pursuant to the CapEx Plan (including, for the avoidance of doubt, any amounts on deposit with vendors in respect of such expenditures), up to a maximum amount of $40,000,000.
     “Change of Control Payments” means the payments to be made to the Holders and Employees listed on Schedule 2.2(a)(vii) in the amounts listed opposite each such Holder’s or Employee’s name on Schedule 2.2(a)(vii).
     “Claim” means any and all claims, causes of action, demands, lawsuits, suits, information requests, proceedings, governmental investigations or audits and administrative orders.
     “Code” means the Internal Revenue Code of 1986, as amended.
     “Commission” means the United States Securities and Exchange Commission.

Exhibit A-2

     “Confidentiality Agreements” means that certain confidentiality letter, dated March 28, 2011, from Parent to Edge and Summit and that certain confidentiality letter, from Edge and Summit to Parent, dated May 6, 2011, each as amended from time to time.
     “Contract” means any contract, agreement, commitment, lease, license, understanding, evidence of indebtedness, mortgage, instrument or other legally binding arrangement, and all amendments thereof.
     “Edge Class A Holders” means the Persons set forth under the heading “Edge Class A Holders” on Annex A, who collectively own 100% of the Edge Class A Interests.
     “Edge Class A Interests” has the meaning ascribed to the term “Class A Units” in the Edge LLC Agreement.
     “Edge Class B Holders” means the Persons set forth under the heading “Edge Class B Holders” on Annex A, who collectively own 100% of the Edge Class B Interests.
     “Edge Class B Interests” has the meaning ascribed to the term “Class B Units” in the Edge LLC Agreement.
     “Edge Holding” means Edge Oilfield Services Holding, L.L.C., a Louisiana limited liability company.
     “Edge LLC Agreement” means that certain First Amended Operating Agreement of Edge Oilfield Services, L.L.C., effective as of January 14, 2009, as amended, supplemented and in effect as of the Execution Date.
     “Environmental Laws” means any and all Laws pertaining to prevention of pollution; the protection of human health (as it relates to environmental matters); and the environment (including natural resources) and remediation of contamination.
     “ERISA” means The Employee Retirement Income Security Act of 1974, as amended.
     “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b),(c), (m) or (o) of the Code or Section 4001(b)(l) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.
     “Escrow Account” means the escrow account created pursuant to the Escrow Agreement with respect to the Escrow Funds.
     “Escrow Agent” means the escrow agent named in the Escrow Agreement, or such other escrow agent as is mutually selected by the Agent and the Buyer Parties.
     “Escrow Agreement” means the Escrow Agreement in substantially the form attached hereto as Exhibit B.

Exhibit A-3

     “Escrow Cash” means the Escrow Cash Deposit and any interest or other amounts earned on any portion thereof while such portion is held in the Escrow Account.
     “Escrow Funds” means, as of any determination date, the Escrow Shares and the Escrow Cash and any other cash amounts that are, in each case, from time to time held in the Escrow Account.
     “Exchange Act” means the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder, as amended and any successor statutes thereto.
     “Execution Date” means the date of this Agreement.
     “Family Members” means (a) with respect to any natural person, such natural person’s spouse, any descendants (whether natural or adopted), any trust all of the beneficial interests of which are owned by any of such natural persons or by any of such natural person together with any organization described in Section 501(c)(3) of the Code, the estate of any such natural person, and any corporation, association, partnership, limited liability company or other entity all of the Interests of which are owned by those above described natural persons, trusts or organizations and (b) with respect to any trust, the owners of the beneficial interests of such trust.
     “Final Determination” means (a) a decision, judgment, decree or other order by any court of competent jurisdiction, which decision, judgment, decree or other order has become final with respect to the Buyer Parties or the Seller Parties (i.e., all allowable appeals have been exhausted by either party to the action) or (b) a closing agreement binding in respect of the Buyer Parties or the Seller Parties or other administrative settlement with or final administrative decision by the relevant Governmental Authority.
     “Fraud” means common law fraud and shall expressly exclude constructive fraud and fraud as defined by any Texas statute.
     “GAAP” means generally accepted accounting principles in the United States.
     “Governmental Authority” means any executive, legislative, judicial, regulatory or administrative agency, body, commission, department, board, court, tribunal, arbitrating body or authority of the United States or any foreign country, or any state, local or other governmental subdivision thereof.
     “Hazardous Materials” means any material, substance or waste that is regulated, classified, or otherwise characterized under or pursuant to Environmental Laws as hazardous or toxic; provided that the term Hazardous Materials shall be deemed not to include petroleum, petroleum products, natural gas or natural gas liquids that are in containers or vessels that are in good condition and compliant with applicable Environmental Laws.
     “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the rules and regulations promulgated hereunder.
     “Intellectual Property” means all intellectual property rights whether protected, created or arising under the laws of the United States or any other jurisdiction including, without

Exhibit A-4

limitation: (a) patents, patent applications, statutory invention registrations, including reissues, divisions, continuations, continuations in part, and reexaminations; (b) trademarks, trademark applications, trademark registrations, trade names, fictitious business names (d/b/a’s), service marks, service mark applications, service mark registrations, URL’s domain names, trade dress, logos and other business identifiers together with the goodwill associated with any of the foregoing along with all applications, registrations, renewals and extensions thereof; (c) copyrights, whether or not registered, copyright registrations, and copyright applications; and (d) trade secret and confidential information, including, without limitation, all confidential source code, know-how, processes, formulae, customer lists, inventions, and marketing information.
     “Interest” means, with respect to any Person, (a) capital stock, member interests, partnership interests, other equity interests, rights to profits or revenue and any other similar interest of such Person, (b) any security or other interest convertible into or exchangeable or exercisable for any of the foregoing and (c) any right (contingent or otherwise) to acquire any of the foregoing.
     “Knowledge” means:
     (a) with respect to any Holder that is a natural person, the actual knowledge, after reasonable inquiry, of such Holder (provided that, the Knowledge of any particular Holder shall not be imputed to another Holder);
     (b) with respect to any Holder that is an entity, the actual knowledge, after reasonable inquiry, of the individual Holders owning an Interest in such entity;
     (c) with respect to either Acquired Company, the actual knowledge, after reasonable inquiry, of Darrell Brewer, Gerardus Smith or Jimmy Brewer; and
     (d) with respect to the Buyer Parties, the actual knowledge, after reasonable inquiry, of Richard J. Alario, J. Marshall Dodson, Kimberly Frye, Newton Wilson III or Trey Whichard.
     “Law” means all applicable laws, including common law, statutes, rules, regulations, codes, ordinances, Permits, bylaws, variances, policies, judgments, injunctions, decrees, orders, franchise, guidelines, conditions or other directional requirement of a Governmental Authority having jurisdiction over the assets or the properties of any Party or the operations thereof.
     “Legal Proceeding” means any judicial, administrative or arbitral action, suit, hearing, inquiry, investigation or other proceeding (public or private) by or before any Governmental Authority.
     “Lien” means any lien, pledge, condemnation award, claim, restriction, charge, preferential purchase right, security interest, mortgage or encumbrance of any nature whatsoever.
     “Lock-Up Period” means the Initial Lock-Up Period or the Final Lock-Up Period, as applicable.

Exhibit A-5

     “Market Price” means, as of any specified date of determination, the average of the daily volume weighted average price per share of a share of Parent Common Stock for each of the 10 consecutive trading days ending on and including the trading day that is three trading days prior to such date, as such price is reported on the New York Stock Exchange (or the principal securities exchange on which shares of Parent Common Stock are then traded) by Bloomberg Financial Markets.
     “Material Adverse Effect” means any change, event or development that is materially adverse to the business, financial condition, assets, liabilities (contingent or otherwise) results of operations, operations or prospects of the Acquired Companies taken as a whole; provided, however, that none of the following changes, events or developments (either alone or in combination) shall constitute or be taken into account in determining whether there has been or is a Material Adverse Effect under this definition:
     (a) changes in general economic or political conditions, or the securities, credit or financial markets, in general in the United States;
     (b) changes resulting from acts of war or terrorism;
     (c) changes or developments in commodity prices or other factors generally affecting the oilfield services industry that in each case do not disproportionately affect the Acquired Companies as compared to other participants in the oilfield services industry;
     (d) changes in Law after the Execution Date not specifically relating to the Acquired Companies or disproportionately affecting the Acquired Companies as compared to other participants in the oilfield services industry;
     (e) any change in accounting requirements or principles imposed by GAAP after the Execution Date; or
     (f) any change resulting from the execution of this Agreement or the announcement of the transactions contemplated by this Agreement, or from Parent’s ownership of the Acquired Companies from and after the Closing.
     “Net Working Capital” means (a) total current assets (including cash and cash equivalents, marketable securities and short-term investments and any current Tax assets, but excluding (i) any deferred Tax assets established to reflect differences in timing of book and Tax income and (ii) any prepaid insurance premiums) less (b) total current liabilities (including current Tax liabilities, but excluding any deferred Tax liabilities established to reflect differences in timing of book and Tax income), in each case of the Acquired Companies and calculated in accordance with the methodology set forth in Section 3.1(a) or 3.1(b) as applicable; provided that, notwithstanding the foregoing, (x) any amounts related to capital expenditures shall be excluded from accounts payable and (y) any amounts that are included in the adjustments to the Base Consideration pursuant to Section 2.2(a) shall be excluded from clauses (a) and (b) of the foregoing (it being the intention of the Parties that such amounts shall be considered only once for purposes of determining the Merger Consideration).

Exhibit A-6

     “Non-Accredited Holders” means each Holder that is not an Accredited Holder.
     “Non-Accredited Pro Rata Share” means, with respect to each Non-Accredited Holder, the quotient (expressed as a percentage) obtained by dividing (a) such Non-Accredited Holder’s Pro Rata Share by (b) the aggregate Pro Rata Shares of all Non-Accredited Holders.
     “Ordinary Course of Business” means, when used in reference to any Person, the ordinary course of business of such Person consistent with past customs and practices of such Person.
     “Organizational Documents” means, with respect to a particular Person (other than a natural person), the certificate or articles of incorporation or formation, bylaws, partnership agreement, limited liability company agreement, trust agreement or similar organizational document or agreement, as applicable, of such Person.
     “Parent Shares” means, with respect to any Accredited Holder, the shares of Parent Share Consideration issued to such Accredited Holder at the Closing pursuant to this Agreement, including any such shares that are Escrow Shares.
     “Parent Common Stock” means shares of common stock in Parent, par value $0.10 per share.
     “Parent Material Adverse Effect” means any change, event or development that is materially adverse to the business, financial condition, results of operations or operations of Parent and its Subsidiaries taken as a whole; provided, however, that none of the following changes, events or developments (either alone or in combination) shall constitute or be taken into account in determining whether there has been or is a Parent Material Adverse Effect under this definition:
     (a) changes in general economic or political conditions, or the securities, credit or financial markets, in general in the United States;
     (b) changes resulting from acts of war or terrorism;
     (c) changes or developments in commodity prices or other factors generally affecting the oilfield services industry that in each case do not disproportionately affect Parent and its Subsidiaries as compared to other participants in the oilfield services industry;
     (d) changes in Law after the Execution Date not specifically relating to Parent and its Subsidiaries or disproportionately affecting Parent and its Subsidiaries as compared to other participants in the oilfield services industry; or
     (e) any change in accounting requirements or principles imposed by GAAP after the Execution Date.

Exhibit A-7

     “Permitted Liens” means:
          (a) Liens for current period Taxes which are not yet due and payable;
          (b) Liens arising in the Ordinary Course of Business by operation of law with respect to any liability that is not yet delinquent or that is being contested in good faith by appropriate proceedings;
          (c) inchoate Liens arising by operation of law, including materialman’s, mechanic’s, repairman’s, laborer’s, warehousemen’s, carrier’s, employee’s, contractor’s and operator’s Liens (i) arising in the Ordinary Course of Business securing payments not yet delinquent or being contested in good faith by appropriate proceedings, (ii) that are not material to the Business or financial condition of the Acquired Companies and (iii) that do not result from a breach, default or violation of any Contract or Law;
          (d) any state of facts which an accurate on the ground survey of any real property would show and any minor defects, irregularities in title, easements, rights of way, servitudes and similar rights (whether affecting fee interests, a landlord’s interest in leased properties or a tenant’s interest in leased properties), in either case that individually or in the aggregate (i) have not had, and are not reasonably expected to have an adverse effect on the ability of the Acquired Companies to use such property in the manner previously owned or used by the Acquired Companies in the Ordinary Course of Business or (ii) materially impair the value of such property;
          (e) zoning, planning and other similar limitations and restrictions, and all rights of Governmental Authorities to regulate any real property;
          (f) purchase money Liens limited to the specific property acquired with such purchase money;
          (g) the rights of licensors and licensees under software licenses executed in the Ordinary Course of Business;
          (h) Liens contained in the Organizational Documents of either Acquired Company; and
          (i) Liens affecting a landlord’s interest in property leased to the Acquired Companies so long as such Liens do not breach and are not reasonably likely to breach a customary covenant of quiet enjoyment (due to the existence of a non-disturbance agreement or other arrangement in which the tenant’s interest is recognized and protected).
     “Permitted Transferee” means:
     (a) with respect to any Accredited Holder that is a natural person, any Family Members of such Accredited Holder; and
     (b) with respect to any Accredited Holder that is an entity, (i) any Person that is a beneficial owner of any Interests in such Accredited Holder, (ii) any natural person who is the

Exhibit A-8

beneficial owner of any Interests in such Accredited Holder or its ultimate parent and (iii) any Family Members of any such natural person.
     “Person” means any natural person, firm, limited partnership, general partnership, association, corporation, limited liability company, trust, other organization (whether or not a legal entity), public body or government, including any Governmental Authority.
     “Pro Rata Share” means, with respect to each Holder, the percentage set forth opposite such Holder’s name on Annex A under the heading “Pro Rata Share.”
     “Prohibited Transaction” has the meaning set forth in Section 406 of ERISA and Section 4975 of the Code.
     “Related Party Lease Amendments” means the written lease amendments set forth on Exhibit F between the applicable Holder, or an Affiliate thereof, as landlord, and Parent, or an Affiliate thereof, as tenant.
     “Responsible Officer” means, with respect to any Person, any vice-president or more senior officer of such Person.
     “Securities Act” means the Securities Act of 1933, and the rules and regulations promulgated thereunder, as amended and any successor statutes thereto.
     “Seller Taxes” means any and all Taxes due from or with respect to the Acquired Companies (i) for any Tax period ending on or before the Closing Date, and (ii) for the portion of any Straddle Period ending on and including the Closing Date, in each case to the extent such Taxes exceed the amounts accrued therefor in Net Working Capital shown on the Final Closing Date Balance Sheets. The amount of Taxes attributable to the portion of a Straddle Period ending on the Closing Date shall be determined by an interim closing of the books as of the end of such day; provided that (A) exemptions, allowances or deductions calculated on an annual basis shall be allocated between the period ending on and including the Closing Date and the period beginning after the Closing Date in proportion to the number of days in each period; (B) ad valorem Taxes and other Taxes due without regard to income, receipts or transactions arising or occurring at a specific time shall be prorated on a daily basis; (C) any franchise or other Tax providing the right to do business shall be allocated to the period during which the income, receipts, assets or capital comprising the base of such Tax is measured, regardless of whether the right to do business for another period is obtained by reason of the payment of such Tax; and (D) any deductions relating to the accrual of the Debt Payoff Amount, the Transaction Costs and the Change of Control Payments shall be taken into account on or prior to the Closing Date).
     “Settlement Agreement” means that certain Settlement Agreement dated February 22, 2010 between Darrell Brewer and Express Energy Services (2008) LLC and Express Energy Services Operating, LP.
     “Straddle Periods” means a Tax period beginning on or before and ending after the Closing Date.

Exhibit A-9

     “Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company or other legal entity of which such Person (either alone or together with any Affiliate of such Person) owns, directly or indirectly, 50% or more of the Interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity or of which such Person or its Affiliates controls the management.
     “Summit Class A Holders” means the Persons set forth under the heading “Summit Class A Holders” on Annex A, who collectively own 100% of the Summit Class A Interests.
     “Summit Class A Interests” has the meaning ascribed to the term “Class A Interests” in the Summit LLC Agreement.
     “Summit Class B Holders” means the Persons set forth under the heading “Summit Class B Holders” on Annex A, who collectively own 100% of the Summit Class B Interests.
     “Summit Class B Interests” has the meaning ascribed to the term “Class B Interests” in the Summit LLC Agreement.
     “Summit LLC Agreement” means that certain Operating Agreement of Summit Oilfield Services, L.L.C., effective as of May 6, 2009, as amended, supplemented and in effect as of the Execution Date.
     “Tax” or “Taxes” means (i) any taxes, charges, fees and other assessments imposed by any Governmental Authority, including income, margin, profits, gross receipts, net proceeds, alternative or add-on minimum, ad valorem, real property, personal property, value added, turnover, sales, use, environmental, stamp, leasing, lease, user, excise, duty, franchise, capital stock, transfer, registration, license, withholding, social security (or similar), unemployment, disability, payroll, employment, or other tax, including any interest, penalty, or addition thereto, whether disputed or not, (ii) any obligations under any agreements or arrangements with respect to Taxes described in clause (i) above, and (iii) any transferee liability in respect of Taxes described in clauses (i) and (ii) above or payable by reason of assumption, transferee liability, operation of Law, Treasury Regulation Section 1.1502-6(a) (or any predecessor or successor thereof of any analogous or similar provision under Law) or otherwise.
     “Tax Authority” means, with respect to any Tax, the Governmental Authority that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such entity or subdivision, including any governmental or quasi-governmental entity or agency that imposes, or is charged with collecting, social security or similar charges or premiums.
     “Tax Distributions” means has the meaning ascribed to the term “Tax Distributions” in the Summit LLC Agreement or the Edge LLC Agreement, as applicable, in each case as in effect on the date hereof.
     “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

Exhibit A-10

     “Transaction Costs” means the aggregate amount of fees and expenses paid or payable by the Seller Parties in connection with the transactions contemplated by this Agreement to the extent included in the invoices delivered to the Buyer Parties pursuant to Section 10.2(i).
     “Transaction Documents” means this Agreement and all other agreements, conveyances, documents, instruments and certificates delivered at the Closing pursuant to this Agreement.
     “Treasury Regulations” means the regulations (including temporary regulations) promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references in this Agreement to sections of the Treasury Regulations shall include any corresponding provision or provisions of succeeding, similar or substitute, temporary or final Treasury Regulations.
     Each of the terms set forth below has the meaning set forth in the section of the Agreement set forth opposite such term in the following table:

Term	Provision
Acquired Company Approvals	Section 6.2(a)
Acquired Company Confidential Information	Section 8.5(b)
Acquired Company Indemnitees	Section 8.12(a)
Acquired Companies	Introductory paragraph
Acquired Interests	Recitals
Acquisition Transaction	Section 8.13
Agreement	Introductory paragraph
Agreed NWC Accounting Principles	Section 3.1(a)
Aggregate Cap	Section 12.3(b)(i)(A)
Antitrust Authority	Section 8.2(a)
Approved Disclosures	Section 13.6
Asset Allocation	Section 2.8
Audited Edge Financial Statements	Section 6.14(a)(i)
Audited Financial Statements	Section 6.14(a)(i)
Audited Summit Financial Statements	Section 6.14(a)(i)
Base Consideration	Section 2.2(a)(i)
Buyer Approvals	Section 7.2(a)
Buyer Indemnified Parties	Section 12.1(a)
Buyer Indemnifying Party	Section 12.2
Buyer Parties	Second paragraph
CapEx Plan	Section 6.6(m)
Capitalization Date	Section 7.4(b)
Cash Amount	Section 2.2(b)(iii)
CERCLA	Section 6.19(e)
Claim Notice	Section 12.7
Closing	Section 10.1
Closing Date	Section 10.1
Continuing Employee	Section 8.18(b)
Continuing Credit Support Obligation	Section 8.14(c)

Exhibit A-11

Term	Provision
Credit Support Beneficiaries	Section 8.14(b)
Credit Support Obligations	Section 8.14(a)
Creditors’ Rights	Section 5.1
Current Representation	Section 13.14(b)
Debt Payoff Amount	Section 10.2(d)
Designated Person	Section 13.14(b)
Disputed Items	Section 3.2(b)
Disputed Notice	Section 3.2(b)
Edge	Introductory paragraph
Edge Holders	Introductory paragraph
Edge Interests	Recitals
Edge Merger	Recitals
Edge Merger Consideration	Section 2.2(a)
Edge Surviving Entity	Recitals
Effective Time	Section 2.1(b)
Employees	Section 6.17(a)
Escrow Cash Deposit	Section 2.2(b)(iii)(B)
Escrow Shares	Section 2.2(b)(i)(B)
Estimated Buyer Working Capital Payment	Section 3.1(b)
Estimated CapEx Reimbursement Amount	Section 3.1(a)
Estimated Closing Date Balance Sheets	Section 3.1(a)
Estimated Net Working Capital	Section 3.1(a)
Estimated Holder Working Capital Payment	Section 3.1(b)
Expiration Date	Section 12.3(c)
Final Buyers Payment	Section 3.2(e)
Final CapEx Reimbursement Amount	Section 3.2(b)
Final CapEx Reimbursement Schedule	Section 3.2(a)
Final Closing Date Balance Sheets	Section 3.2(a)
Final Holders Payment	Section 3.2(d)
Final Lock-Up	Section 8.18(a)(ii)
Final Lock-Up Period	Section 8.18(a)(ii)
Final Net Working Capital	Section 3.2(b)
Financial Statements	Section 6.14(a)
First Tier Subject Holder	Section 8.5(a)
Fundamental Buyer Representations	Section 12.3(a)
Fundamental Seller Representations	Section 12.3(a)
Guaranteed Obligations	Section 13.13
Guaranty	Section 13.13
Holder and Holders	Second paragraph
Holder Approvals	Section 5.2(a)
Holder Indemnified Parties	Section 12.1
Holder Indemnifying Party	Section 12.1(a)

Exhibit A-12

Term	Provision
Holdover Employee	Section 8.18(a)
Indemnified Parties	Section 12.2
Indemnifying Parties	Section 12.2
Independent Accountant	Section 3.2(b)
Individual Cap	Section 12.3(b)(i)(B)
Initial Lock-Up	Section 8.18(a)(i)
Initial Lock-Up Period	Section 8.18(a)(i)
Insurance Policies	Section 6.20
Intellectual Property Claims	Section 6.12(b)
Integration Date	Section 8.18(b)
Joint Instruction Letter	Section 4.2(a)
LALLCL	Recitals
Lease Agreements	Section 6.8
Louisiana Certificates of Merger	Section 2.1(b)
Leased Real Property	Section 6.8
Lock-Up	Section 8.18(a)(ii)
Losses	Section 12.1(a)
Lott Lawsuit	Section 12.1(b)(iv)
Mergers	Recitals
Merger Consideration	Section 2.2(a)
Merger Consideration Schedule	Section 2.2(b)(i)(A)
Merger Sub I	Introductory Paragraph
Merger Sub II	Introductory Paragraph
Net Working Capital Threshold	Section 3.1(a)
Parent	Introductory paragraph
Parent SEC Filing	Section 7.7
Parent Share Consideration	Section 2.2(b)(i)
Party and Parties	Third paragraph
Payoff Letters	Section 10.2(d)
Permit	Section 6.10
Plan or Plans	Section 6.18(a)
Post Closing Representation	Section 13.14(b)
Pre-Closing Tax Returns	Section 8.9(a)
Registered Company IP	Section 6.12(a)(i)
Reimbursement Fund Amount	Section 2.2(b)(ii)
Remedial Action	Section 8.2(b)
Restricted Business	Section 8.5(a)
Retained Litigation	Section 8.15(b)
Retained Litigation Assignment	Section 8.15(b)
Scheduled Contracts	Section 6.11(a)
Second Tier Subject Holder	Section 8.5(b)
Seller Party and Seller Parties	Second paragraph
Seller Disclosure Schedules	Section 13.6
Specified Representations	Section 9.2(a)
Subject Holder	Section 8.5(a)

Exhibit A-13

Term	Provision
Summit	Introductory paragraph
Summit Holders	Introductory paragraph
Summit Interests	Recitals
Summit Merger	Recitals
Summit Merger Consideration	Section 2.2(a)
Summit Surviving Entity	Recitals
Surviving Entities	Recitals
Tax Claim	Section 8.9(e)
Termination Date	Section 11.1(c)
Third-Party Claim	Section 12.8
Third-Party Notice	Section 12.8
Transfer Taxes	Section 8.9(d)
Transferred Leases Assignment	Section 8.15(c)
Transferred Vehicles Assignment	Section 8.15(a)
Unaudited Edge Financial Statements	Section 6.14(a)(ii)
Unaudited Financial Statements	Section 6.14(a)(ii)
Unaudited Summit Financial Statements	Section 6.14(a)(ii)

Exhibit A-14